This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

NOTICES OF SPECIAL MEETINGS

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE BUSINESS COMBINATION

OF

PMI GOLD CORPORATION

AND

ASANKO GOLD INC.

December 20, 2013

Unless otherwise stated, the information herein is current as of December 20, 2013

If you have questions or require assistance with voting your shares, you may contact the proxy solicitation agents:

Laurel Hill Advisory Group
North American Toll Free Number: 1 877 452 7184
Collect Calls Outside North America: 416 304 0211

Orient Capital Pty Ltd. (for holders of PMI CHESS Depositary Interests)
In Australia by telephone at 1 800 206 847 or outside of Australia by telephone at +61 2 8767 1297

NOTICE TO NON-REGISTERED HOLDERS OF PMI SHARES AND
ASANKO SHARES

These shareholder materials are being sent to both registered and non-registered holders of shares. If you are a non-registered holder and PMI or its agent or Asanko or its agent, as applicable, has sent these materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding shares on your behalf.

TABLE OF CONTENTS
LETTER TO PMI SECURITYHOLDERS	i
LETTER TO ASANKO SHAREHOLDERS	v
NOTICE OF SPECIAL MEETING OF PMI GOLD CORPORATION SHAREHOLDERS	viii
NOTICE OF SPECIAL MEETING OF ASANKO GOLD INC.SHAREHOLDERS	xi
JOING MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained In This Information Circular	1
Cautionary Notice Regarding Forward-Looking Statements and Information	2
Information for Beneficial Shareholders	4
Information for United States Securityholders	5
Technical Information	6
Currency Exchange Rates	7
SUMMARY INFORMATION	9
The Companies	9
The Meetings	9
Arrangement Considerations and Benefits of the Arrangement	10
Effect of the Arranagement	11
Recommendations of the PMI Board	12
Recommendations of the Asanko Board	12
The Arragement Agreement	12
Pro Forma Information of Asanko After Giving Effect to the Arrangement	13
Interests of Certain Persons or Companies in the Arrangement	13
Risk Factors	13
Maquarie Canada Fairness Opinion	14
Canacord Genuity Fairness Opinion	14
Final Order	14
Right to Dissent	14
Canadian, United States and Australian Income Tax Considerations	15
Stock Exchange Listing Approvals	15
PART I - THE ARRANGEMENT	16
Background to the Arrangement	16
Arrangement Considertions and Benefits of the Arrangement	19
Voting Agreements	22
Recommendations of the PMI Board	23
Recommendations of the Asanko Board	24
Risk Factors Related to the Arrangement	24
Effect of the Arrangement	26
Capital of Asanko	27
Directors and Officers of Asanko Following the Arrangement	28
Auditors of Asanko	28
The Arrangement Agreement	28
Procedure for the Arrangement Becoming Effective	38
Approval of PMI Shareholders Required for the Arrangement	38
Approval of Asanko Shareholders Required for the Arrangement	39
Court Approvals	39
Stock Exchange Listing Approvals	40
Macquarie Canada Fairness Opinion	40
Canaccord Geunity Fairness Opinion	41
Timing	41
Exchange of Certificates and DRS Advice Representing your PMI Shares and PMI CDIs	42
Share Sale Facility	43
Treatment of Fractional Shares	43
Return of PMI Shares	44
Mail Service Interruption	44
Lost Certificates	44
Right to Dissent	44
Interests of Certain Persons or Companies in the Arrangement	46
Expenses of the Arrangement	49
Securities Law Matters	49
Judicial Developments	52
Legal Matters	52
Experts of PMI and Asanko	52
Certain Canadian Federal Income Tax Considerations	52
Certain United States Federal Income Tax Considerations	57
Certain Australian Tax Considerations	70
PART II - PRO FORMA INFORMATIONOF ASANKO AFTER GIVING EFFECT TO THE ARRANGEMENT	74
Pro Forma Financial Information for Asanko	74
Business Objectives of Asanko	74
Directors and Officers of Asanko Upon Completion of the Arrangement	74
Auditors of Asanko	78
Pro Forma Consolidated Capitalization	78
Shareholder Rights Plan	78
Principal Holders of Asanko Shares	83
PART III - INFORMATION CONCERNING PMI	84
General	84
Documents Incorporated by Reference	84
Dividend History	85
Prior Sales	86
Price Range and Trading Volume of PMI Shares	86
Risk Factors	87
Legal Proceedings	87
Regulatory Actions	87
Auditors, Transfer Agent and Registrar	87
Additional Information	88
Directors' Approval	88
PART IV - INFORMATION CONCERNING ASANKO	89
General	89
Other Information Documents Incorporated by Reference	92
Dividend History	93
Prior Sales	93
Price Range and Trading Volume of Asanko Shares	94
Risk Factors	94
Legal Proceedings and Regulatory Actions	95
Auditors, Transfer Agent and Registrar	95
Additional Information	95
PART V - GENERAL PROXY MATTERS - PMI	96
Solicitation of Proxies	96
Appointment and Revocation of Proxies	96
Record Date	97
Signature of proxy	97
Registered Holde of PMI Shares	97
Non-Registered Holders of PMI Shares	97
Voting Securities and Principal Holders Thereof	99
Indebtedness of Directors and Executive Officers of PMI	99
Interest of Informed Persons in Material Transactions	99
Statement of Rights	99
Procedure of Votes Required	99
PART VI - GENERAL PROXY MATTERS - ASANKO	101
Solicitation of Proxies	101
Appointment and Revocation of Proxies	101
Record Date	101
Signature of Proxy	102
Exercise of Discretion of Proxy	102
Registered Holder of Asanko Shares	103
Non-Registered Holders of Asanko Shares	103
Voting Securities and Principal Holders Thereof	103
Description of Securities Being Distributed	103
Asanko Board and Election of Directors	103
Securities Authorized For Issuance Under Equity Compenstion Plans	103
Indebtedness of Directors and Executive Officers of Asanko	104
Interest of Informed Persons in Material Transactions	104
Particulars of Other Matters to be Acted Upon at the Asanko Shareholders'Meeting	105
Statement of Rights	105
Procedure and Votes Required	105
GLOSSARY OF TERMS	106
CONVENTIONS	116
CONSENT OF MACQUARIE CAPITAL MARKETS CANADA LTD.	117
CONSENT OF CANACCORD GEUNITY CORP	118

APPENDICES

Appendix A - PMI Arrangement Resolution
Appendix B - Asanko Arrangement Resolution
Appendix C - Interim Order
Appendix D - Notice of Petition of Hearing
Appendix E -Plan of Arrangement
Appendix F - Macquarie Canada Fairness Opinion
Appendix G - Canaccord Genuity Fairness Opinion
Appendix H - AsankoUnaudited Pro Forma Consolidated Financial Statements
Appendix I - Division 2 of Part 8 of the Business Corporations Act (British Columbia)
Appendix J - Summary of Esaase Technical Report

LETTER TO PMI SECURITYHOLDERS

December 20, 2013

Dear Fellow PMI Securityholders:

In early 2013, we announced a proposal to merge PMI Gold Corporation ("PMI") and Asanko Gold Inc. (then called Keegan Reources Inc.)("Asanko"). That proposal was terminated by mutual agreement when it became apparent that the merger, while enjoying majority support from PMI shareholders, would not achieve the supermajority support legally required.

Since that time, Asanko has significantly de-risked the Esaase Gold Project by revising the mine and metallurgical models which has resulted in a more robust prefeasibility study and arranging US$150 million in project financing. In addition, volatility in both the gold price and value of gold equities has added considerable weight to the benefits that this transaction can deliver to shareholders of both companies through reduced corporate costs, capital and operating synergies and balance sheet strength.

These changes convinced the board of directors of both companies to revisit the benefits of a merger and I am very pleased to confirm that we have entered into a binding agreement which, if implemented, will result in the business combination of PMI and Asanko on the same exchange ratio as was proposed in early 2013.

I am also pleased to confirm that the proposed business combination now has the support of the largest shareholders of both PMI and Asanko as well as the unanimous support from all directors of both companies.

A special meeting (the "PMI Shareholders' Meeting") of the holders ("PMI Shareholders") of common shares ("PMI Shares") of PMI has now been convened and will be held at the CWA House, 1176 Hay Street West, Perth, Western Australia at 9:00 am (Perth time) on January 31, 2014. At the PMI Shareholders' Meeting, you will be asked to consider a special resolution to approve the business combination of PMI and Asanko to be completed by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 5:00 pm (Vancouver time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders' Meeting. PMI Shareholders whose PMI Shares are listed on the Australian Securities Exchange and are therefore held in the form of CHESS Depositary Interests must complete the enclosed voting instruction form and submit it to Computershare Investor Services Pty Limited by 9:00 am (Perth time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders' Meeting.

PMI and Asanko entered into an arrangement agreement dated December 17, 2013 (the "Arrangement Agreement"). Under the Arrangement Agreement, it was agreed that Asanko will acquire all of the issued and outstanding PMI Shares such that, in accordance with the Arrangement, each PMI Shareholder will receive 0.21 common shares of Asanko ("Asanko Shares") for each PMI Share held (the "Exchange Ratio"). As a result of the Arrangement, PMI will become a wholly-owned subsidiary of Asanko. Following the completion of the Arrangement, existing Asanko Shareholders and PMI Shareholders will each own approximately 50% of Asanko, respectively. The Asanko Shares

i

that will be issued to PMI Shareholders under the Arrangement are required to be listed on the Toronto Stock Exchange and the NYSE MKT Equities Exchange upon completion of the Arrangement.

In addition, all outstanding options and warrants of PMI that have not been duly exercised prior to the effective time of the Arrangement (the "Effective Time") will be exchanged for options (the "Replacement Options") and warrants (the "Replacement Warrants"), as the case may be, of Asanko that will entitle the holders to receive, upon exercise thereof, Asanko Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the Effective Time.

There are many anticipated benefits of the proposed combination of PMI and Asanko. It is anticipated that the business combination will create one of the leading West African gold development companies which will unlock the full value of PMI's Obotan Gold Project and Asanko's Esaase Gold Project in Ghana. The combination of PMI and Asanko will provide PMI Shareholders with the opportunity to continue participating in the development of PMI's current asset bases as well as the advantages of participating in a second growth opportunity provided by the business combination with Asanko.

The key anticipated benefits of the merger to PMI's shareholders can be summarised as follows:

    Substantially increased gold resources (measured and indicated gold resources of 7.5 million ounces at an average grade of 1.68 grams per tonne and inferred resources of 2.9 million ounces at an average grade of 1.63 grams per tonne)(see the section in the accompanying joint management information circular entitled "Arrangement Considerations and Benefits of the Arrangement");

    Increased cash reserves of US$280 million (before transaction costs) and access to a fully documented US$150 million debt facility to finance the development of the Esaase Gold Project and the Obotan Gold Project;

    The Esaase Gold Project is targeted to begin construction upon receipt of final environmental permits in the first quarter of 2014 with steady state production of 200,000 ounces of gold per year expected by the end of 2015;

    The Obotan Gold Project will be co-developed after finalizing the development plan in the coming year providing an expected additional 200,000 ounces per year of gold production in 2017;

    The ownership of two mine development assets, which are located in close geographic proximity (within a 15 kilometer radius) under a single corporate group, is expected to provide a range of financial benefits from operational and capital synergies, which will be determined through a 2014 optimization analysis;

    Development of an expanded growth profile within a single geographic gold district in Ghana, within which Asanko will hold a significant land position of over 70 kilometers of belt strike to explore for new gold deposits. In total, Asanko will have over 1,000 square kilometres of exploration and mining concessions in Ghana;

    Development of an expanded company in a single country that has a long history of gold mining rather than in multiple jurisdictions with differing operational circumstances and risks;

    Asanko will be run by an experienced mine development and operational executive and management team;

    Asanko will have an enhanced capital markets presence - Asanko is expected to appeal to a broader shareholder base, increase analytical following and improve share trading liquidity; and

    The Arrangement is expected to be tax neutral or deferred for substantially all shareholders.

Following the completion of the Arrangement, the proposed Board of Directors of Asanko (the "Board") will be comprised of two directors from PMI and five current directors of Asanko. Michael Price and Peter Bradford from PMI will join Shawn Wallace, Colin Steyn, Gordon Fretwell, Peter Breese and Marcel de Groot on the Board. Peter Breese will continue as Chief Executive Officer and Greg McCunn will continue as Chief Financial Officer of Asanko. The Chairman of the Board will be appointed by the Nominating and Governance Committee once the new Board has been constituted upon completion of the Arrangement.

Your board of directors has UNANIMOUSLY determined that the Arrangement is fair to PMI Shareholders and is in the best interests of PMI and its shareholders. Accordingly, your board of directors is unanimously recommending that you vote IN FAVOUR of the Arrangement at the PMI Shareholders' Meeting. In arriving at this view, your board of directors, as well as a special committee created for the purpose of considering the Arrangement, considered among other things, the opinion of Macquarie Capital Markets Canada Ltd. that, as of December 17, 2013, and subject to various assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to PMI Shareholders. See the section in the accompanying joint management information circular (the "Information Circular") entitled "Macquarie Canada Fairness Opinion" and Appendix F for a copy of the opinion of Macquarie Capital Markets Canada Ltd.

To be effective, the resolution approving the Arrangement (the "PMI Arrangement Resolution") must be approved by an affirmative vote of (i) at least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting, after excluding votes cast by Macquarie Group Limited whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. Completion of the proposed Arrangement is also conditional upon the approval of Asanko Shareholders at a special meeting of such shareholders, the approval of the Supreme Court of British Columbia and receipt of required regulatory, stock exchange and third party approvals.

In connection with the Arrangement, the directors, executive officers and certain shareholders of PMI who, as of December 16, 2013 collectively owned or controlled PMI Shares and warrants, options and performance rights exercisable for PMI Shares representing approximately 21.3% of the then outstanding PMI Shares, have entered into voting agreements with Asanko pursuant to which they have agreed, among other things, to vote their PMI Shares in favour of the PMI Arrangement Resolution.

If you are a registered PMI Shareholder, please complete the enclosed letter of transmittal in accordance with the instructions included, sign it and return it to Computershare Investor Services Inc. in the envelope provided, together with the share certificates representing your PMI Shares. The letter of transmittal contains complete instructions on how to exchange the share certificate(s) representing your PMI Shares and receive a Direct Registration Advice representing your Asanko Shares. You will not receive your Direct Registration Advice representing your Asanko Shares until after the Arrangement is completed and you have returned your properly completed documents, including the letter of transmittal, and the share certificate(s) representing your PMI Shares to Computershare Investor Services Inc. If your PMI Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions. Please see the accompanying Information Circular and the enclosed letter of transmittal for more information with respect to the Direct Registration Advice that will represent the Asanko Shares.

Subject to the qualifications in the accompanying Information Circular, the exchange of PMI Shares for Asanko Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to PMI Shareholders under Canadian, Australian or, subject to the passive foreign investment company rules, U.S. federal income tax laws. For additional information and a general discussion of such tax considerations, see the sections entitled "Part I-- The Arrangement -- Certain Canadian Federal Income Tax Considerations", "Part I - The Arrangement - Certain Australian Tax Considerations" and "Part I-- The Arrangement -- Certain United States Federal Income Tax Considerations" in the accompanying Information Circular.

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding PMI and Asanko and certain pro forma and other combined information regarding Asanko after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement and the potential consequences of a PMI Shareholder exchanging his or her PMI Shares for Asanko Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Your management and Board of Directors are excited about the growth prospects and potential value creation for shareholders that the business combination with Asanko will bring. We believe that combining the strengths of these two companies will position Asanko to thrive.

On behalf of the board of directors of PMI, we would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward.

We look forward to seeing you at the PMI Shareholders' Meeting.

Yours very truly, BY ORDER OF THE BOARD OF DIRECTORS OF PMI GOLD CORPORATION (Signed) "James Askew"
Chairman of the Board of Directors PMI Gold Corporation

LETTER TO ASANKO SHAREHOLDERS

December 20, 2013

Dear Fellow Asanko Shareholders:

You are invited to attend a special meeting (the "Asanko Shareholders' Meeting") of the holders ("Asanko Shareholders") of common shares ("Asanko Shares") of Asanko Gold Inc. ("Asanko") to be held at Suite 1500 - Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 5:00 pm (Vancouver time) on January 30, 2014. At the Asanko Shareholders' Meeting, you will be asked to consider certain resolutions (the "Asanko Arrangement Resolution") with respect to the proposed all-share merger of Asanko and PMI Gold Corporation ("PMI") by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc. ("Computershare"), as soon as possible but not later than 5:00 pm (Vancouver time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Asanko Shareholders' Meeting.

The board of directors of Asanko has UNANIMOUSLY determined that the Arrangement is fair to Asanko Shareholders and is in the best interests of Asanko and Asanko Shareholders. Accordingly, the board of directors is unanimously recommending that you vote IN FAVOUR of the Asanko Arrangement Resolution.

PMI and Asanko entered into an arrangement agreement dated December 17, 2013 (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement, Asanko will acquire all of the issued and outstanding PMI Shares such that, in accordance with the Arrangement, each PMI Shareholder will receive 0.21 Asanko Shares for each PMI Share held (the "Exchange Ratio"). As a result of the Arrangement, PMI will become a wholly-owned subsidiary of Asanko. Following the completion of the Arrangement, existing Asanko Shareholders and PMI Shareholders will each own approximately 50% of Asanko, respectively. Asanko will maintain its listing on the Toronto Stock Exchange (the "TSX") and the NYSE MKT Equities Exchange (the "NYSE MKT") following completion of the Arrangement.

In addition, all outstanding options and warrants of PMI that have not been duly exercised prior to the effective time of the Arrangement (the "Effective Time") will be exchanged for options (the "Replacement Options") and warrants (the "Replacement Warrants"), as the case may be, of Asanko that will entitle the holder to receive, upon exercise thereof, Asanko Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the Effective Time.

Our board of directors believes that the Arrangement is strategically compelling and will create a business with greater scale, scope, reach and efficiencies, generating substantial benefits for all stakeholders. Specific anticipated benefits of the Arrangement include:

    Asanko is set to become the leading gold development company in West Africa with near term production expected from a unitized project comprised of two nearby gold deposits - the Obotan Gold Project and Esaase Gold Project;

    Asanko will have an enlarged, more diverse resource base:

    measured and indicated resources of combined projects equalling 7.5 million ounces at an average grade of 1.68 grams per tonne;

v

    additional inferred resources of combined projects equalling 2.9 million ounces at an average grade of 1.63 grams per tonne )(see the section in the accompanying joint management information circular entitled "Arrangement Considerations and Benefits of the Arrangement");

    Asanko will be strongly capitalized with over US$280 million (before transaction costs) in cash on hand and US$150 million debt facility;

    The Esaase Gold Project is targeted to begin construction upon receipt of final environmental permits in the first quarter of 2014 with steady state production of 200,000 ounces of gold per year expected by the end of 2015;

    The Obotan Gold Project will be co-developed after finalizing the development plan in the coming year providing an expected additional 200,000 ounces per year of gold production in 2017;

    Asanko is expected to benefit from targeted operational and capital synergies - the Obotan Gold Project and Esaase Gold Project are located within a 15 kilometer radius;

    Asanko will be run by an experienced mine development and operational executive and management team;

    Exploration upside opportunities will be available with the consolidated Asankrangwa gold belt - over 70 kilometers of belt strike anchored by the Obotan Gold Project and Esaase Gold Project deposits and over 1,000 square kilometers in Ghana, as well as planned growth through exploration of numerous high priority targets on the belt as well as Kubi and Asumura;

    Asanko will have an enhanced capital markets presence - Asanko is expected to appeal to a broader shareholder base, increase analytical following and improve share trading liquidity;

    the Arrangement is expected to be tax neutral or deferred for substantially all shareholders; and

    Asanko Shares issued to PMI Shareholders under the Arrangement will be free of trading restrictions in Canada and United States (except for affiliated persons); Asanko will maintain its listing on the TSX and the NYSE MKT following completion of the Arrangement.

For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint management information circular entitled "Part I - The Arrangement - Arrangement Considerations and Benefits of the Arrangement".

Following the completion of the Arrangement, the proposed board of directors of Asanko (the "Board") will be comprised of two directors from PMI and five current directors of Asanko. Michael Price and Peter Bradford from PMI will join Shawn Wallace, Colin Steyn, Gordon Fretwell, Peter Breese and Marcel de Groot on the Board. Peter Breese will continue to act as Chief Executive Office and Greg McCunn will continue as Chief Financial Officer of Asanko. The Chairman of the Board will be appointed by the Board's Nominating and Governance Committee once the new Board has been constituted upon completion of the Arrangement.

Our board of directors has UNANIMOUSLY determined that the Arrangement is fair to Asanko Shareholders and is in the best interests of Asanko and its shareholders. Accordingly, our board of directors is unanimously recommending that you vote IN FAVOUR of the Asanko Arrangement Resolution at the Asanko Shareholders' Meeting. In arriving at this view, our board of directors, as well as a special committee created for the purpose of considering the Arrangement, considered among other things, the opinion of Canaccord Genuity Corp. that, as of

December 16, 2013, and subject to various assumptions and limitations set forth in the opinion, the Exchange Ratio is fair, from a financial point of view, to Asanko Shareholders. See the section in the accompanying joint management information circular entitled "Part I - The Arrangement - Canaccord Genuity Fairness Opinion" and Appendix G for a copy of the opinion of Canaccord Genuity Corp.

In connection with the Arrangement, the directors, executive officers and certain shareholders of Asanko, who, as of December 16, 2013, collectively owned or controlled Asanko Shares and options and warrants exercisable for Asanko Shares representing approximately 11.2% of the then outstanding Asanko Shares, have entered into support and voting lock-up agreements with PMI. Under these agreements they have, in their capacities as Asanko Shareholders, agreed to support the Arrangement and to vote their Asanko Shares in favour of the issuance of Asanko Shares to PMI Shareholders pursuant to the Arrangement.

PMI Shareholders will be asked to approve the Arrangement at a shareholders' meeting to be held at the same time as the Asanko Shareholders' Meeting. After the Asanko Shareholders' Meeting, PMI will seek the approval of the Supreme Court of British Columbia for the Arrangement. The board of directors of PMI has unanimously approved the Arrangement and is unanimously recommending that the PMI Shareholders vote in favour of it.

In addition to shareholder and court approvals, the transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. We currently expect the Arrangement to be completed in the first quarter of calendar 2014.

The accompanying joint management information circular contains a detailed description of the Arrangement and the Asanko Shareholders' Meeting, as well as detailed information regarding Asanko and PMI and certain pro forma and other combined information regarding Asanko after giving effect to the Arrangement. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor.

Your management and board of directors are excited about the growth prospects and potential value creation for Asanko Shareholders that the combination with PMI will bring. Combining the strengths of these two companies will position Asanko to thrive as a leading West African gold development company with Asanko Shareholders holding an approximate 50% interest in Asanko Shares.

On behalf of the board of directors of Asanko, we would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed all-share business combination with PMI forward.

We look forward to seeing you at the Asanko Shareholders' Meeting.

Yours very truly, BY ORDER OF THE BOARD OF DIRECTORS OF ASANKO GOLD INC. (Signed) "Shawn Wallace"
Chairman of the Board of Directors Asanko Gold Inc.

PMI GOLD CORPORATION

NOTICE OF SPECIAL MEETING OF PMI GOLD CORPORATION SHAREHOLDERS

to be held on January 31, 2014

NOTICE IS HEREBY GIVEN that pursuant to the proposed acquisition by Asanko Gold Inc. ("Asanko") of all of the issued and outstanding common shares ("PMI Shares") of PMI Gold Corporation ("PMI") by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") a special meeting (the "PMI Shareholders' Meeting") of the holders ("PMI Shareholders") of PMI Shares will be held at the CWA House, 1176 Hay Street West, Perth, Western Australia at 9:00 am (Perth time) on January 31, 2014, for the following purposes:

(a)     to consider and, if thought advisable, to approve, with or without variation, a special resolution (the "PMI Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying joint management information circular of PMI and Asanko dated December 20, 2013 (the "Information Circular"), to approve the Arrangement all as more particularly described in the Information Circular; and

(b)     to transact such further and other business as may properly be brought before the PMI Shareholders' Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the PMI Shareholders' Meeting are set forth in the accompanying Information Circular.

The record date (the "Record Date") for the determination of PMI Shareholders entitled to receive notice of and to vote at the PMI Shareholders' Meeting was December 30, 2013. Only PMI Shareholders whose names have been entered in the register of PMI Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the PMI Shareholders' Meeting.

Each PMI Share entitled to be voted at the PMI Shareholders' Meeting will entitle the holder to one vote on all matters to come before the PMI Shareholders' Meeting.

To be effective, the PMI Arrangement Resolution must be approved by an affirmative vote of (i) at least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting, after excluding votes cast by Macquarie Group Limited whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. See the section in the accompanying Information Circular entitled "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement - Other Interests".

Completion of the proposed Arrangement is also conditional upon certain other matters described in the Information Circular, including the approval of the Supreme Court of British Columbia and receipt of required regulatory, stock exchange and third party approvals.

Your vote is important regardless of the number of PMI Shares you own. Whether or not you are able to attend, if you are a registered PMI Shareholder, we urge you to complete the enclosed form of proxy and return it in the envelope provided. A PMI Shareholder may attend the PMI Shareholders' Meeting in person or may be represented by proxy. PMI Shareholders who are unable to attend the PMI Shareholders' Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the PMI Shareholders' Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department), not later than 5:00 pm (Vancouver time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders' Meeting. PMI Shareholders whose PMI Shares are listed on the Australian Securities Exchange and are therefore held in the form of CHESS Depositary Interests must complete the enclosed voting instruction form and submit it to Computershare Investor Services Pty Limited by 9:00 am (Perth time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders' Meeting. Notwithstanding the foregoing, the Chairman of the PMI Shareholders' Meeting has the discretion to accept proxies received after such deadline. PMI Shareholders who do not hold their shares in the form of CHESS Depositary Interests may also vote using the Internet (www.investorvote.com), the telephone (1-866-732-VOTE (8683)/312-588-4290 (Outside North America)) or by facsimile (1-866-249-7775/416-263-9524 (Outside North America)) to transmit voting instructions on or before the date and time noted above, and may also use the Internet or fax option to appoint a proxyholder to attend and vote on behalf of the PMI Shareholder, at the PMI Shareholders' Meeting. For information regarding voting or appointing a proxy by internet, facsimile or voting by telephone, see the form of proxy for PMI Shareholders and/or the Information Circular section entitled "Part V-- General Proxy Matters -- PMI" in the accompanying Information Circular.

If a PMI Shareholder receives more than one form of proxy because such holder owns PMI Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to (i) amendments or variations to the matters of business to be considered at the PMI Shareholders' Meeting; and (ii) other matters that may properly come before the PMI Shareholders' Meeting. As of the date hereof, management of PMI knows of no amendments, variations or other matters to come before the PMI Shareholders' Meeting other than the matters set forth in this notice of special meeting. PMI Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the PMI Arrangement Resolution.

If you are a non-registered PMI Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agents: for holders of TSX-listed shares, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com, or for holders of ASX-listed CHESS Depositary Interests, Orient Capital Pty Ltd. between 8:30 a.m. and 7:30 p.m. (Sydney time), Monday - Friday by telephone in Australia at 1-800-206-847 or outside of Australia by telephone at +61 2 8767 1297.

Dated at the City of Vancouver, in the Province of British Columbia, this 20th day of December, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF PMI GOLD CORPORATION (Signed) "James Askew"
Chairman of the Board of Directors PMI Gold Corporation

x

ASANKO GOLD INC.

NOTICE OF SPECIAL MEETING OF ASANKO GOLD INC. SHAREHOLDERS

to be held on January 30, 2014

NOTICE IS HEREBY GIVEN that pursuant to the proposed acquisition by Asanko Resources Inc. ("Asanko") of all of the issued and outstanding common shares ("PMI Shares") of PMI Gold Corporation ("PMI") by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") a special meeting (the "Asanko Shareholders' Meeting") of the holders ("Asanko Shareholders") of common shares ("Asanko Shares") in the capital of Asanko will be held in Suite 1500 - Royal Centre, 1055 West Georgie Street, Vancouver, British Columbia at 5:00 pm (Vancouver time) on January 30, 2014 for the following purposes:

(a)     to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution (the "Asanko Arrangement Resolution"), the full text of which is set forth in Appendix B to the accompanying joint management information circular of PMI and Asanko dated December 20, 2013 (the "Information Circular"), approving in accordance with the TSX Company Manual, the issuance, or reservation for issuance, as the case may be, by Asanko, pursuant to the arrangement agreement dated December 17, 2013, between PMI and Asanko (the "Arrangement Agreement"), of 90,709,417 Asanko Shares, representing 106.65% of the issued and outstanding Asanko Shares as at the date of the Information Circular, being the number of Asanko Shares necessary to give effect to the Arrangement; and

(b)     to transact such further and other business as may properly be brought before the Asanko Shareholders' Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Asanko Shareholders at the Asanko Shareholders' Meeting are set forth in the Information Circular.

The board of directors of Asanko UNANIMOUSLY recommends that Asanko Shareholders vote IN FAVOUR of the Asanko Arrangement Resolution. It is a condition to the completion of the Arrangement that the Asanko Arrangement Resolutions be approved at the Asanko Shareholders' Meeting.

The record date ("Record Date") for determination of Asanko Shareholders entitled to receive notice of and to vote at the Asanko Shareholders' Meeting was the close of business on December 30, 2013. Only Asanko Shareholders whose names have been entered in the register of holders of Asanko Shares on the close of business on the Record Date are entitled to receive notice of and to vote at the Asanko Shareholders' Meeting. This Notice is accompanied by a form of proxy and the Information Circular. Reference should be made to the Information Circular for details of the above matters.

Each Asanko Share entitled to be voted on each resolution at the Asanko Shareholders' Meeting will entitle the holder to one vote at the Asanko Shareholders' Meeting on all matters to come before the Asanko Shareholders' Meeting.

Your vote is important regardless of the number of Asanko Shares you own. Whether or not you are able to attend, if you are a registered Asanko Shareholder, we urge you to complete the enclosed form of proxy and return it in the envelope provided. An Asanko Shareholder may attend the Asanko Shareholders' Meeting in person or may be represented by proxy. Asanko Shareholders who are unable to attend the Asanko Shareholders' Meeting, or any adjournment or postponement thereof, in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Asanko Shareholders' Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Computershare Investor Services Inc. by mail: 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department), or by facsimile: 1-866-249-7775 in North America (416-263-9524 outside North America), not later than 5:00 pm (Vancouver time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays or holidays) prior to the time to which the Asanko Shareholders' Meeting may be adjourned or postponed. Notwithstanding the foregoing, the Chair of the Asanko Shareholders' Meeting has the discretion to accept proxies received after such deadline. Asanko Shareholders may also vote by telephone: 1-866-732-VOTE (8683) (toll free) or via the Intenet: www.investorvote.com.

If an Asanko Shareholder receives more than one form of proxy because such holder owns Asanko Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Asanko Shareholders' Meeting; and (ii) other matters that may properly come before the Asanko Shareholders' Meeting. As of the date hereof, management of Asanko knows of no amendments, variations or other matters to come before the Asanko Shareholders' Meeting other than the matters set forth in this notice. Asanko Shareholders who are planning on returning the applicable accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the Asanko Arrangement Resolution.

If you are a non-registered Asanko Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

If you have any questions or require assistance with voting your Proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

Dated at the City of Vancouver, in the Province of British Columbia, this 20th day of December, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF ASANKO GOLD INC. (Signed) "Shawn Wallace"
Chairman of the Board of Directors Asanko Gold Inc.

JOINT MANAGEMENT INFORMATION CIRCULAR

See "Glossary of Terms" for the meaning assigned to certain capitalized terms in this Information Circular.

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of PMI and Asanko for use at the PMI Shareholders' Meeting and the Asanko Shareholders' Meeting, respectively, and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the PMI Shareholders' Meeting or the Asanko Shareholders' Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Asanko contained in this Information Circular has been provided by Asanko. Although PMI has no knowledge that would indicate that any of such information is untrue or incomplete, PMI does not assume any responsibility for the accuracy or completeness of such information or the failure by Asanko to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to PMI.

The information concerning PMI contained in this Information Circular has been provided by PMI. Although Asanko has no knowledge that would indicate that any of such information is untrue or incomplete, Asanko does not assume any responsibility for the accuracy or completeness of such information or the failure by PMI to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Asanko.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement which is attached as Appendix E to this Information Circular. You are urged to read carefully the full text of the Plan of Arrangement.

Information Contained In This Information Circular

The information contained in this Information Circular is given as at December 20, 2013, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted in those documents.

No person has been authorized by PMI or Asanko to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Information Circular, and if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the PMI Arrangement Resolution or Asanko Arrangement Resolution, as applicable.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

PMI Shareholders and Asanko Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold PMI Shares and/or Asanko Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the PMI Shares and/or Asanko Shares, as applicable, that you beneficially own.

Cautionary Notice Regarding Forward-Looking Statements and Information

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements and information concerning PMI and Asanko's plans for their properties and mineral projects, financial results, operations and other matters. These statements relate to analyses and other information that are based on forecasts or projections of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning estimates of mineral resources and mineral reserves may also be deemed to constitute forward looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward looking statements. Forward looking statements included or incorporated by reference in this Information Circular include statements with respect to future gold production at the Obotan and Esaase Gold Projects; forecast life of mine cash cost; payback of start-up capital; PMI's forecast operating parameters including ore mined, mill feed and recoveries; estimates of capital expenditures; net present value and internal rates of return for the Obotan and Esaase Gold Projects; anticipated tonnages and grades of the mineral resources and mineral reserves disclosed for the Obotan and Esaase Gold Projects; project capital and operating cost estimates at the Obotan and Esaase Gold Projects; tonnage and grades of mineral resources and mineral reserves on the Obotan and Esaase Gold Projects; expected production and recoveries for the Obotan and Esaase Gold Projects; plans for development of the Obotan and Esaase Gold Projects and other mineral projections; expectations regarding the continuity of mineral deposits; PMI's proposed plans for drilling and metallurgical test work, including required startup capital estimates; expectations regarding exploration progress; and expected results of cost cutting initiatives; PMI and Asanko's assets, cost structure, financial position, cash flow and growth prospects; future project development; the anticipated benefits from the Arrangement, including cost savings, improved operating and capital efficiencies and integration opportunities; the name, board of directors and officers of Asanko; the expected completion date of the Arrangement; the anticipated tax treatment of the Arrangement on PMI Shareholders and Asanko Shareholders; and certain combined operational and financial information. Furthermore, the combined information set forth in the Information Circular should not be interpreted as indicative of the actual mineral reserves, mineral resources, financial position or other results of operations had PMI and Asanko operated as a combined business as at or for the periods presented.

These forward looking statements are based on certain assumptions which PMI and Asanko believe are reasonable, including that: Asanko and PMI's NI 43-101/JORC compliant estimates of combined proven and probable mineral reserves for the Obotan and Esaase Gold Projects are accurate; that the 5% discount rate used to complete the studies for the Obotan and Esaase Gold Projects is sufficient; royalties of 5% to the Ghanaian Government and a possible 2% to a third party on PMI's mineral concessions and a 0.5% additional royalty on Asanko's mineral concessions are the only royalties applicable to the Obotan and Esaase Gold Projects; current gold, silver, base metal and other commodity prices will be sustained, or will improve; the proposed development of Asanko and PMI's mineral projects will be viable operationally and economically and proceed as expected; all necessary government approvals for the planned exploration, development and operation of Asanko and PMI's mineral projects will be obtained in a timely manner and on terms acceptable to Asanko; PMI will not experience any accident, labour dispute or failure of plant or equipment; any additional financing needed by Asanko will be available on reasonable terms.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the actual results of current exploration activities; changes in gold prices; changes in exchange rates; possibility of equipment breakdowns, delays and availability; changes in mine plans; exploration cost overruns; unexpected increases in costs of equipment, steel, cement and consumables such as diesel and fuel oil; unexpected environmental liabilities or social charges; the unknown impact of a windfall profit tax contemplated by the Government of Ghana; title defects; the failure of contract parties to perform their obligations; the unavailability of capital and financing; adverse general economic, market or business conditions; regulatory changes; failure to receive necessary government or regulatory approvals; the loss of key personnel; interference with and potential delays to exploration and development activities as a result of the artisanal mining sector in Ghana; and other risks and factors detailed in this Information Circular including without limitation, under "Part I-- The Arrangement -- Risk Factors Related to the Arrangement", "Part III -- Information Concerning PMI -- Risk Factors", "Part IV -- Information Concerning Asanko -- Risk Factors", "Part I-- The Arrangement -- Certain Canadian Federal Income Tax Considerations", "Part I-- The Arrangement -- Certain United States Federal Income Tax Considerations", "Part I - The Arrangement - Certain Australian Income Tax Considerations" and from time to time in the filings made by PMI and Asanko with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in the PMI AIF and the Asanko AIF. There are also risks inherent in the nature of the Arrangement, including: failure to realize the anticipated benefits of the Arrangement and to successfully integrate PMI and Asanko; the ability of Asanko to access sufficient capital from internal and external sources on favourable terms, or at all; failure to satisfy all regulatory conditions or obtain required regulatory, Shareholders and other third party approvals in respect of the Arrangement in a timely manner and on favourable terms or at all; changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations; failure to realize anticipated synergies or cost savings; and incorrect assessments by one Party of the value of the other Party. This Information Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement. PMI and Asanko have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and other third party approvals and the time necessary to satisfy the conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. None of the foregoing lists of important factors are exhaustive. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Information Circular or documents incorporated by reference herein.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of PMI and Asanko. Readers are urged to carefully consider those factors.

Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described under "Part I-- The Arrangement -- Risk Factors Related to the Arrangement", "Part III -- Information Concerning PMI -- Risk Factors", "Part IV -- Information Concerning Asanko -- Risk Factors", "Part I-- The Arrangement -- Certain Canadian Federal Income Tax Considerations", "Part I-- The Arrangement -- Certain United States Federal Income Tax Considerations", "Part I - The Arrangement - Certain Australian Income Tax Considerations" and other risks described elsewhere in this Information Circular, including the documents incorporated by reference.

Additional information on these and other factors that could affect the operations or financial results of PMI or Asanko are included in reports filed by PMI and Asanko with applicable securities regulatory authorities and may be accessed through the SEDAR website at www.sedar.com.

The forward-looking statements and information contained in this Information Circular are made as of the date hereof and PMI and Asanko undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Although PMI and Asanko believe that the assumptions inherent in the forward looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Information for Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent for PMI or Asanko as the Registered Holders of Shares can be recognized and acted upon at the applicable Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in a holder's name on the records of PMI or Asanko. Such Shares will more likely be registered under the name of the holder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Shares for their clients. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS. PMI and Asanko generally do not know for whose benefit the Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy may require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Holders; however, its purpose is limited to instructing the Registered Holders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form ("VIF") in lieu of the applicable form of proxy. The Beneficial Shareholder is requested to complete and return the VIF by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the Internet to vote the Shares held by the Beneficial Shareholder at www.proxyvote.com. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting. A Beneficial Shareholder receiving a VIF cannot use that VIF to vote Shares directly at the applicable Meeting, as the VIF must be returned as directed by Broadridge well in advance of the applicable Meeting in order to have the Shares voted.

There are two kinds of Beneficial Holders: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). Asanko and PMI may be utilizing the Broadridge QuickVote(TM) service to assist shareholders with voting their shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Although a Beneficial Shareholder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other intermediary, a Beneficial Shareholder may vote those Shares as a proxyholder for the Registered Holder. Should a Beneficial Shareholder wish to attend and vote at the Meetings, or any adjournment or postponement thereof in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should, in the case of a form of proxy, insert the Beneficial Shareholder or such other person's name in the blank space provided or, in the case of the VIF or proxy authorization form, follow the corresponding instructions on the form. In either case, Beneficial Shareholders should carefully follow the instructions of their broker or other Intermediary (or the agent of such broker or other intermediary), including those regarding when and where the form of proxy, VIF or proxy authorization form is to be delivered. A proxyholder need not be a shareholder.

Beneficial Shareholders of PMI Shares should also instruct their broker or other intermediary to complete the Letter of Transmittal regarding the Arrangement with respect to the Beneficial Shareholder's PMI Shares in order to receive the Asanko Shares issuable pursuant to the Arrangement in exchange for such holder's PMI Shares.

See "Part V-- General Proxy Matters -- PMI" and "Part VI -- General Proxy Matters -- Asanko".

Information For United States Securityholders

The Asanko Shares, Replacement Options and Replacement Warrants to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and are being issued in reliance on the exemption from the registration requirements set forth in Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Supreme Court of British Columbia (the "Court") is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on December 20, 2013, and, subject to the approval of the Arrangement by the PMI Shareholders and the Asanko Shareholders, a hearing for a final order approving the Arrangement will be held on February 4, 2014 at 9:45 a.m. (Vancouver time) (or as soon thereafter as legal counsel can be heard) at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. All PMI Securityholders are entitled to appear and be heard at this hearing. See "Part I - The Arrangement - Court Approvals".

The solicitation of proxies for the PMI Shareholders' Meeting and the Asanko Shareholders' Meeting are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of Canadian issuers in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. PMI Shareholders and Asanko Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The unaudited historical interim financial statements and audited historical financial statements of PMI and Asanko included in or incorporated by reference in this Information Circular, were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, which differ from U.S. Generally Accepted Accounting Principles in certain material respects, and are not comparable in all respects to financial statements of United States companies.

Information concerning the mineral properties of PMI and Asanko has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC's Industry Guide 7 definitions of "proven" or "probable" reserve. In accordance with NI 43-101, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this Information Circular or in the documents incorporated by reference in this Information Circular are defined in the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by NI 43-101, the SEC's Industry Guide 7 does not recognize mineral resources that are not "proven" or "probable" and generally U.S. companies are not permitted to disclose resources in their filings with the SEC. PMI Shareholders, PMI Optionholders and PMI Warrantholders are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. PMI Shareholders, PMI Optionholders and PMI Warrantholders are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, PMI Shareholders, PMI Optionholders and PMI Warrantholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that PMI and Asanko are organized or incorporated under the laws of Canada, that most of the officers and directors of PMI and Asanko are residents of countries other than the United States, that most or all of the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of PMI and Asanko are located outside the United States.

See "Part I--The Arrangement -- Certain United States Federal Income Tax Considerations" for certain information concerning U.S. federal income tax considerations with respect to the Arrangement for U.S. Holders (as defined therein).

The securities issuable pursuant to the Arrangement have not been approved or disapproved by the United States Securities and Exchange Commission or the securities regulatory authority of any state of the United States, nor has the United States Securities and Exchange Commission or any such state securities regulatory authority passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

Technical Information

All scientific and technical information relating to the Obotan Gold Project contained in this Information Circular, or incorporated by reference herein, is solely derived from, and in some instances is an extract from, the Obotan Technical Report prepared by GR Engineering Services Limited and co-authored by Peter Gleeson, Jeff Price, Ross Cheyne and Gerry Neeling. Each of the authors of the Obotan Technical Report is a "qualified person" within the meaning of NI 43-101. Reference should be made to the full text of the Obotan Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under PMI's profile on SEDAR at www.sedar.com.

Except as otherwise noted, scientific and technical information relating to the Kubi Project contained in this Information Circular, or incorporated by reference herein, is based on the Kubi Technical Report compiled by Andrew Netherwood, Simon Meadows Smith and Joe Amanor and audited by Simon Meadows Smith. Each of the authors of the Obotan Technical Report is a "qualified person" within the meaning of NI 43-101. Reference should be made to the full text of the Kubi Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under PMI's profile on SEDAR at www.sedar.com.

Except as otherwise noted, scientific and technical information relating to the Esaase Gold Project contained in this Information Circular, or incorporated by reference herein, is solely derived from, and in some instances is an extract from, the Esaase Technical Report prepared by Andrew Neil Clay, Douglas Heher, Charles Muller, Fanie Coetzee, Guy Wild, Glenn Bezuidenhout, and Thomas Obiri-Yeboah. Each of the authors of the Esaase Technical Report is a "qualified person" within the meaning of NI 43-101. Reference should be made to the full text of the Esaase Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Asanko's profile on SEDAR at www.sedar.com.

Currency Exchange Rates

PMI publishes its consolidated financial statements in Canadian dollars and Asanko publishes its consolidated financial statements in U.S. dollars. In addition to trading on the TSX in Canadian dollars, PMI Shares trade on the ASX in Australian dollars and Asanko Shares trade on the NYSE MKT in U.S. dollars. In this Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars", "C$" or "$" are to Canadian dollars, references to "US$" or "USD"are to United States dollars and references to "A$" are to Australian dollars.

C$:US$

The following table reflects the high, low and average rates of exchange in Canadian dollars for one United States dollar for the periods noted, based on the Bank of Canada noon spot rate of exchange.

	Twelve months ended March 31		Twelve months ended June 30		Six months ended September 30, 2013	Three months ended September 30, 2013
	2013	2012	2013	2012
High	1.0418	1.0604	1.0532	1.0604	1.0576	1.0576
Low	0.9710	0.9449	0.9710	0.9449	1.0023	1.0237
Average	1.0013	0.9930	1.0046	1.0037	1.0308	1.0386

On December 19, 2013, the noon spot rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, was US$1.00= C$1.0676 or C$1.00 = US$0.9367.

C$:A$

The following table reflects the high, low and average rates of exchange in Canadian dollars for one Australian dollar for the periods noted, based on the Bank of Canada noon spot rate of exchange.

	Twelve months ended March 31		Twelve months ended June 30		Six months ended September 30, 2013	Three months ended September 30, 2013
	2013	2012	2013	2012
High	1.0692	1.0754	1.0696	1.0754	1.0696	0.9716
Low	0.9970	0.9969	0.9543	0.9973	0.9216	0.9216
Average	1.0327	1.0373	1.0314	1.0352	0.9835	0.9515

On December 19, 2013, the noon spot rate for Canadian dollars in terms of Australian dollars, as quoted by the Bank of Canada, was C$1.00 = A$1.0574 or A$1.00 = C$0.9457.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Companies

PMI is a resource exploration and development company which, through its Subsidiaries, holds exploration and mining leases on the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI's principal project is a gold development project known as the Obotan Gold Project. PMI also holds other exploration projects in Ghana. See "Part III -- Information Concerning PMI".

Asanko is a natural resource company currently engaged in the acquisition, exploration and development of mineral resources in West Ghana, Africa. Asanko's material properties currently consist of the Asumura Property and the Esaase Gold Project. See "Part IV -- Information Concerning Asanko".

The Meetings

PMI Shareholders' Meeting

The PMI Shareholders' Meeting will be held at CWA House, 1176 Hay Street West, Perth, Western Australia at 9:00 a.m. (Perth time) on Friday, January 31, 2014, for the purposes set forth in the accompanying Notice of Special Meeting of PMI Gold Corporation Shareholders. The Record Date for determination of PMI Shareholders entitled to receive notice of and to vote at the PMI Shareholders' Meeting was December 30, 2013.

At the PMI Shareholders' Meeting, PMI Shareholders will be asked to vote upon the PMI Arrangement Resolution. To be effective, the PMI Arrangement Resolution must be approved by an affirmative vote of (i) at least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting, after excluding votes cast by certain "interested parties" whose votes may not be included in determining minority approval pursuant to MI 61-101. See Appendix A to this Information Circular for the full text of the PMI Arrangement Resolution. See also "Part V-- General Proxy Matters -- PMI -- Procedure and Votes Required".

Asanko Shareholders' Meeting

The Asanko Shareholders' Meeting will be held in Suite 1500 - Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 5:00 p.m. (Vancouver time) on January 30, 2014, for the purposes set forth in the accompanying applicable Notice of Special Meeting of Asanko Inc. Shareholders. The Record Date for determination of Asanko Shareholders entitled to receive notice of and to vote at the Asanko Shareholders' Meeting was December 30, 2013.

At the Asanko Shareholders' Meeting, Asanko Shareholders will be asked to vote upon the Asanko Arrangement Resolution.

With respect to the Asanko Arrangement Resolutions, in accordance with the TSX Company Manual, Asanko Shareholder approval is required in those instances where the number of Asanko Shares issued or issuable for an acquisition exceeds 25% of the number of issued and outstanding Asanko Shares. Pursuant to the Arrangement Agreement, in order to give effect to the Arrangement Asanko is required to issue, or reserve for issuance, as the case may be, 90,709,417 Asanko Shares, representing 106.65% of the issued and outstanding Asanko Shares as at the date of this Information Circular.

To be effective, the Asanko Arrangement Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast by the Asanko Shareholders present in person or by proxy at the Asanko Shareholders' Meeting.

Arrangement Considerations and Benefits of the Arrangement

The PMI Board and the Asanko Board believe that the Arrangement will offer a number of benefits to the shareholders of both PMI and Asanko, including the following:

    PMI Shareholders and Asanko Shareholders will continue to participate in their current asset bases as well as the growth opportunities associated with the merged entity, which is anticipated to be a larger, financially stronger company with over US$280 million (before transaction costs) in cash on hand and a US$150 million debt facility.

    The agreed Exchange Ratio of 0.21 provides each group of shareholders with an approximately equal 50% interest in Asanko.

    PMI Shareholders and Asanko Shareholders will equally benefit from the expanded growth profile within a single geographic gold district (the Asankrangwa gold belt) in Ghana, where Asanko will hold an extensive land position covering 70 strike kilometers.

    PMI Shareholders and Asanko Shareholders will equally participate in an enlarged resource base: (i) measured and indicated resources of combined projects equalling 7.5 million ounces at an average grade of 1.68 grams per tonne; and (ii) additional inferred resources of combined projects equalling 2.9 million ounces at an average grade of 1.63 grams per tonne)(see "Part I - The Arrangement - Arrangement Considerations and Benefits of the Arrangement").

    Asanko will own both the Esaase Gold Project and the Obotan Gold Project which can both proceed to construction quickly and are expected to produce 200,000 ounces per year by the end of 2015 and further expand to 400,000 ounces per year of gold production by 2017.

    The ownership of two key mine development assets, which are located in close geographic proximity (within a 15 kilometer radius) under a single corporate group, is expected to provide a range of financial benefits from operational and capital synergies, which will be determined through a 2014 optimization analysis.

    Asanko will be fully funded to finance the development of the Esaase Gold Project eliminating the additional costs and risk associated with debt financing and hedging the development of that project.

    Asanko will be run by an experienced mine development and operational executive and management team, and will have five directors from Asanko and two directors from PMI.

    Exploration upside opportunities will be available within 1,000 square kilometers of land tenure in Ghana, comprising the consolidated Asankrangwa gold belt - covering 70 kilometers of gold bearing strike extensions beyond the Obotan Gold Project and Esaase Gold Project deposits and over 1,000 square kilometers in Ghana, as well as planned growth through exploration of numerous high priority targets on the Kubi and Asumura projects in adjacent gold belts.

    Asanko will have an enhanced capital markets presence. In particular, Asanko is expected to appeal to a broader shareholder base, result in increased analyst coverage and improve share trading liquidity.

    PMI Shareholders subject to tax in Canada or Australia will generally have the benefit of a tax-deferred rollover when exchanging PMI Shares for Asanko Shares. (See "Part I-- The Arrangement -- Certain Canadian Federal Income Tax Considerations" and "Part I-- The Arrangement -- Certain Australian Income Tax Considerations").

    Asanko Shares issued to PMI Shareholders under the Arrangement will generally be free of trading restrictions in Canada and United States (except for affiliated persons).

    Macquarie Canada and Canaccord Genuity have each provided opinions, the full text of which can be found at Appendices F and G to this Information Circular, respectively, that, as of December 17, 2013 and December 16, 2013, respectively, and based upon and subject to the assumptions, limitations and qualifications set forth in their respective opinions:

    in the case of Macquarie Canada, that, the consideration to be received by PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to PMI Shareholders; and

    in the case of Canaccord Genuity, that, the Exchange Ratio is fair, from a financial point of view, to Asanko Shareholders.

See "Part I-- The Arrangement -- Macquarie Canada Fairness Opinion" and "Part I-- The Arrangement -- Canaccord Genuity Fairness Opinion."

    Shareholders, representing approximately 21.3% of the outstanding PMI Shares and 11.2% of the outstanding Asanko Shares, as of December 16, 2013, have entered into Voting Agreements pursuant to which they have agreed, among other things, to vote their PMI Shares and Asanko Shares, as the case may be, subject to the terms and conditions of such Voting Agreements, in favour of the PMI Arrangement Resolution and the Asanko Arrangement Resolutions, as the case may be.

    Under the Arrangement Agreement, until the time that the PMI Arrangement Resolution or Asanko Arrangement Resolutions, as applicable, is approved, the PMI Board or Asanko Board, as applicable, retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

    Each party conducted significant technical and legal due diligence investigations of the other.

    The PMI Arrangement Resolution will need to be approved by (i) at least 66 2⁄3% of the votes cast by PMI Shareholders at the PMI Shareholders' Meeting; and (ii) at least a simple majority of the votes cast by PMI Shareholders at the PMI Shareholders' Meeting, after excluding the votes cast by MGL whose votes may not be included in determining minority approval pursuant to MI 61-101.

    A simple majorty (50% plus one vote) of the votes cast by Asanko Shareholders at the Asanko Shareholders' Meeting is required to approve the Arrangement Arrangement Resolution.

    PMI Shareholders have the ability to exercise Dissent Rights.

    The Arrangement requires approval by the Court.

See "Part I-- The Arrangement -- Arrangement Considerations and Anticipated Benefits".

Effect of the Arrangement

The Arrangement Agreement provides that Asanko will acquire all of the outstanding common shares of PMI, by way of a plan of arrangement under Division 5 of Part 9 of the BCBCA and in respect of which, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement:

(a)     each PMI Shareholder would receive a number of 0.21 Asanko Shares for each PMI Share then held;

(b)     each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for a Replacement Option; and

(c)     each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a Replacement Warrant.

See "Part I-- The Arrangement -- Effect of the Arrangement". See also See "Part I-- The Arrangement -- The Arrangement Agreement" as well as the full text of the Plan of Arrangement which is attached as Appendix E to this Information Circular.

Recommendations of the PMI Board

After considering, among other things, the unanimous recommendation of the PMI Special Committee and the Macquarie Canada Fairness Opinion, the PMI Board unanimously concluded that the Arrangement is in the best interests of PMI and is fair to PMI Shareholders and authorized the entry by PMI into the Arrangement Agreement and all related agreements.

THE PMI BOARD RECOMMENDS THAT THE PMI SHAREHOLDERS VOTE IN FAVOUR OF THE PMI ARRANGEMENT RESOLUTION.

In reaching its conclusions and formulating its recommendations, the PMI Board considered a number of factors, including the recommendation of the PMI Special Committee, the Macquarie Canada Fairness Opinion and the expected benefits of the Arrangement. The discussion of the information and factors considered and given weight by the PMI Board is not intended to be exhaustive. In reaching the determination to approve and recommend the PMI Arrangement Resolution, the PMI Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Recommendations of the Asanko Board

After considering, among other things, the recommendation of the Asanko Special Committee and the Canaccord Genuity Fairness Opinion, the Asanko Board unanimously concluded that the Arrangement is in the best interests of Asanko and is fair to Asanko Shareholders and authorized the entry by Asanko into the Arrangement Agreement and all related agreements.

THE ASANKO BOARD RECOMMENDS THAT THE ASANKO SHAREHOLDERS VOTE IN FAVOUR OF THE ASANKO ARRANGEMENT RESOLUTION.

In reaching its conclusions and formulating its recommendations, the Asanko Board considered a number of factors, including the recommendation of the Asanko Special Committee, the Canaccord Genuity Fairness Opinion and the expected benefits of the Arrangement. The discussion of the information and factors considered and given weight by the Asanko Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Asanko Arrangement Resolution, the Asanko Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

The Arrangement Agreement

Asanko and PMI entered into the Arrangement Agreement on December 17, 2013. The Arrangement Agreement contains covenants, representations and warranties of and from each of PMI and Asanko and various conditions precedent, both mutual and with respect to each entity.

See "Part I-- The Arrangement -- The Arrangement Agreement" for a description of certain material provisions of the Arrangement Agreement. The description of materials provisions of the

Arrangement Agreement provided in that section is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement a copy of which is available under PMI's and Asanko's profile on SEDAR at www.sedar.com. Shareholders are encouraged to read the Arrangement Agreement in its entirety. Also see the Plan of Arrangement attached as Appendix E to this Information Circular.

Pro Forma Information of Asanko After Giving Effect to the Arrangement

Business Objective of Asanko

Upon completion of the Arrangement, the businesses of PMI and Asanko will be consolidated into a single corporate group. The principal business of Asanko will be to develop the Obotan Gold Project and the Esaase Gold Project into producing mines. Both projects are located in Ghana, and are in addition to other exploration tenements that Asanko will hold and which cover over 70 kilometers of belt strike of the Asankrangwa gold belt and over 1,000 square kilometers of tenements. Asanko intends to proceed with the developmend of the fully funded Esaase Gold Project in the first quarter of 2014, with permits expected imminently. Perliminary work has been carried out to investigate the various options that are available for a more integrated development of the Obotan Gold Project and the Esaase Gold Project. See "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Business Objectives of Asanko".

Pro Forma Financial Information for Asanko

PMI Shareholders and Asanko Shareholders should read the unaudited pro forma consolidated financial statements of Asanko after giving effect to the Arrangement for the twelve months ended December 31, 2012 and for the nine months ended and as at September 30, 2013, included in Appendix H to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Asanko, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements. See "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Selected Pro Forma Financial Information for Asanko".

Interests of Certain Persons or Companies in the Arrangement

In considering the recommendations of the PMI Board and Asanko Board with respect to the Arrangement, PMI Securityholders and Asanko Securityholders should be aware that certain directors and officers of both PMI and Asanko have certain interests that may present them with actual or potential conflicts of interest in connection with the Arrangement. The PMI Board and Asanko Board are aware of these interests and considered them along with other matters described above in "Part I - The Arrangement - Arrangement Considerations and Benefits of the Arrangement".

See "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement". See also "Part I - The Arrangement - Securities Law Matters - MI 61-101".

Risk Factors

An investment in Asanko Shares as a result of the combination of PMI and Asanko is subject to certain risks. In addition to the risk factors described under the heading "Risk Factors" in the PMI AIF and under the heading "Risk Factors" in the Asanko AIF, which are specifically incorporated by reference into the Information Circular, PMI Shareholders and Asanko Shareholders should carefully consider the risk factors found under the heading "Part I - The Arrangement - Risk Factors Related to the Arrangement" before making a decision regarding the PMI Arrangement Resolution and the Asanko Arrangement Resolution, respectively.

Macquarie Canada Fairness Opinion

PMI retained Macquarie Canada as a financial advisor to PMI and to provide the PMI Board and the PMI Special Committee with its opinion as to the fairness to PMI Shareholders, from a financial point of view, of the consideration to be received by the PMI Shareholders pursuant to the Arrangement. In connection with this mandate, Macquarie Canada has prepared the Macquarie Canada Fairness Opinion. The Macquarie Canada Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Macquarie Canada is of the opinion that, as of December 17, 2013, the consideration to be received by the PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the PMI Shareholders. The Macquarie Canada Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety. See "Part I-- The Arrangement --Macquarie Canada Fairness Opinion" and Appendix F for the full text of the Macquarie Canada Fairness Opinion.

Canaccord Genuity Fairness Opinion

Asanko retained Canaccord Genuity as a financial advisor to Asanko and to provide the Asanko Board and the Asanko Special Committee with its opinion as to the fairness to Asanko Shareholders, from a financial point of view, of the Exchange Ratio under the Arrangement. In connection with this mandate, Canaccord Genuity has prepared the Canaccord Genuity Fairness Opinion. The Canaccord Genuity Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Canaccord Genuity is of the opinion that, as of December 16, 2013, the Exchange Ratio is fair, from a financial point of view, to the Asanko Shareholders. The Canaccord Genuity Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety. See "Part I-- The Arrangement --Canaccord Genuity Fairness Opinion" and Appendix G for the full text of the Canaccord Genuity Fairness Opinion.

Final Order

Completion of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "Part I-- The Arrangement -- Procedure for the Arrangement Becoming Effective". The hearing in respect of the Final Order is expected to take place on February 4, 2014 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. See "Part I-- The Arrangement -- Court Approvals -- Final Order".

Right to Dissent

The Interim Order provides that each Registered Holder of PMI Shares will have the right to dissent and, if the Arrangement becomes effective, to have his, her or its PMI Shares transferred in exchange for a cash payment equal to the fair value of his, her or its PMI Shares as of the day of the PMI Shareholders' Meeting in accordance with the provisions of the Interim Order. In order to validly dissent, any such Registered Holder of PMI Shares must not vote any PMI Shares in respect of which Dissent Rights have been exercised in favour of the PMI Arrangement Resolution, must provide PMI with written objection to the Arrangement by 4:00 p.m. (Vancouver time) on January 29, 2014, or two Business Days before any adjournment or postponement of the PMI Shareholders' Meeting and must otherwise comply with the dissent procedures provided in the Interim Order. A Non-Registered Holder of PMI Shares who wishes to exercise Dissent Rights must arrange for the relevant Registered Holder of PMI Shares to deliver the Dissent Notice.

A Dissenting Shareholder who fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order will lose his, her or its Dissent Rights. The Dissent Rights are set out in their entirety in the Interim Order, the text of which is set out in Appendix C to this Information Circular.

It is a condition to Asanko's obligation to complete the Arrangement that PMI Shareholders holding no more than 5% of the PMI Shares shall have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights as at the Effective Date.

See "Part I - The Arrangement - Right to Dissent".

Canadian, United States and Australian Income Tax Considerations

Subject to the qualifications in the accompanying Information Circular, the exchange of PMI Shares for Asanko Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to PMI Shareholders under Canadian, Australian or, subject to the passive foreign investment company rules, U.S. federal income tax laws. For additional information and a general discussion of such tax considerations, see the sections entitled "Part I-- The Arrangement -- Certain Canadian Federal Income Tax Considerations", "Part I - The Arrangement - Certain Australian Tax Considerations" and "Part I-- The Arrangement -- Certain United States Federal Income Tax Considerations" in the accompanying Information Circular.

Stock Exchange Listing Approvals

Pursuant to the Arrangement Agreement, Asanko has covenanted that it will use commercially reasonable efforts to: (i) cause the Asanko Shares to be issued to PMI Shareholders to be listed and posted for trading on the TSX and NYSE MKT, and (ii) cause the Asanko Shares which the holders of Replacement Options and Replacement Warrants are entitled to receive on exercise of such Replacement Options and Replacement Warrants, to be listed and posted for trading on the TSX and NYSE MKT. It is expected that the PMI Shares will be delisted from the TSX, the ASX and the FSE concurrent with or following the completion of the Arrangement.

See "Part I-- The Arrangement -- Stock Exchange Listing Approvals".

PART I -- THE ARRANGEMENT

Background to the Arrangement

The parties previously entered into an arrangement agreement on December 5, 2012 and circulated an information circular dated January 17, 2013 to the shareholders of both companies. Prior to the scheduled date of the proposed shareholder meetings to consider the arrangement, the parties mutually decided to terminate that arrangement agreement.

On September 16, 2013 the PMI Board met in London and reviewed joint venture opportunities for the Obotan Gold Project and initiated a process whereby management would investigate a broad range of acquisition and/or merger opportunities to potentially deliver a second development stage or producing asset to PMI to minimize the risks of being a single asset company. A range of initial opportunities, including Asanko, were considered in this first discussion.

From September 16, 2013 the management of PMI began to identify and review opportunities for joint ventures, acquisitions and mergers and entered into a number of confidentiality agreements. Management kept the PMI Board informed through regular monthly reports and special purpose briefing memoranda and the company changed the tone of its public disclosures to reflect the new strategy.

On November 7, 2013, Peter Bradford (PMI's President and Chief Executive Officer) became aware that Peter Breese (Asanko's Chief Executive Officer) was in Australia for meetings with investors and, following consultation with the PMI Board, emailed Peter Breese to arrange a meeting to discuss each party's activities in Ghana. Following an exchange of emails the parties agreed to meet informally in Accra, Ghana on November 21, 2013 as both had existing plans to travel to Ghana.

On November 21, 2013, Peter Bradford and Peter Breese met informally and discussed the status of the development of each party's gold projects in Ghana and common issues related to doing business in Ghana. A common view was reached regarding the opportunity to revisit the potential benefits of a business combination given that it could lead to a fully funded emerging mid-tier gold company with significant synergies at the project and corporate level. It was agreed to brief and seek the instructions of each parties' board of directors before determining next steps.

On November 27, 2013, the PMI Board met in Perth and, among other things, received a detailed briefing from management on the status of investigations to consider joint venture, acquisition and merger opportunities. Peter Bradford briefed the PMI Board on his discussion with Peter Breese and recommended that a further discussion with Asanko was warranted. The PMI Board recommended that Peter Bradford and Jim Askew (PMI's chairman) meet with Asanko.

On November 28, 2013, Peter Bradford and Jim Askew met with Peter Breese and Greg McCunn (Asanko Chief Financial Officer) in Perth. Again the parties discussed the status of the development of each party's gold projects in Ghana and common issues related to doing business in Ghana. The parties also discussed the potential benefits of a business combination.

On November 29, 2013, PMI, Asanko and their respective financial advisors met in Perth to formally discuss opportunities for the business combination. Two options were presented by the financial advisors to Asanko, (i) a merger of the companies, and (ii) the sale of PMI's Obotan project to Asanko in exchange for shares in Asanko. Discussions then focused on the potential merger of the companies.

A draft non-binding term sheet was presented by the financial advisors to Asanko with proposed terms and conditions. PMI management indicated that the proposed terms were good but not compelling and then suggested that, given that the previous attempt to merge the two companies had failed, PMI would provide a confidential briefing to its major shareholder, Macquarie Group Limited ("MGL") to seek their views on, and support for, a new business combination.

PMI and its financial advisors met with representatives of MGL and briefed them on developments. It was agreed that MGL would consider the proposal internally and respond by December 2, 2013.

Peter Bradford reported on the meetings with Asanko and MGL by email to the PMI Board and sought their comments and advice on the developments and proposed terms.

On December 2, 2013, MGL advised their willingness to support a proposed transaction subject to certain conditions.

PMI management and its financial advisor then met with the financial advisor to Asanko and advised that PMI, with the support of its largest shareholder, MGL, would be prepared to consider a business combination subject to Asanko agreeing to an exchange ratio of 0.21.

In anticipation of a confidentiality agreement being signed, Michael Gloyne (PMI's Chief Operating Officer) flew to Johannesburg in readiness for the commencement of a due diligence process.

Between December 2, 2013 and December 5, 2013, the parties and their respective financial advisors had several discussions on the proposed non-binding term sheet. Peter Bradford communicated the progress of the discussions to the PMI Board on a daily basis to keep them apprised of developments and to seek their advice.

On December 5, 2013, PMI received a revised draft non-binding term sheet proposing, among other things, an exchange ratio of 0.21, a board composition for the merged group of five directors from Asanko and one director from PMI, and the delivery of voting support agreements from the directors and officers and key shareholders of both companies.

On December 6, 2013, the PMI Board met to consider the draft term sheet received from Asanko and to form the Special Committee to supervise the process. The PMI Board resolved to form a Special Committee of Ross Ashton (Chairman of the Committee), Jim Askew and Michael Anderson.

On December 6, 2013, the PMI Special Committee met to consider the draft term sheet received from Asanko. The PMI Special Committee also discussed possible due diligence requirements. Following discussion, the PMI Special Committee recommended that management inform Asanko that changes regarding the composition of the proposed board of directors for the merged company would be required. Legal counsel was also retained and attended the December 6, 2013 meeting of the PMI Special Committee.

Peter Bradford telephoned Peter Breese and discussed the proposed composition of the board of directors for the merged group set out in the draft term sheet. Following discussion, Peter Breese undertook to recommend to his special committee that the board of directors include two nominees from PMI being Peter Bradford and Michael Price.

On December 7, 2013, PMI received advice from Asanko that its special committee had agreed to the proposed composition of the board of directors of the merged group and received a revised non-binding term sheet and confidentiality agreement. Following consultation with and the approval of the PMI Special Committee, the parties initialled the non-binding Term Sheet and signed the Confidentiality Agreement and commenced due diligence.

From December 7, 2013, PMI undertook its due diligence and engaged Australian Mining Consultants to provide an independent technical review of Asanko's Esaase Gold Project. PMI's management kept the PMI Special Committee and the PMI Board apprised of the progress of the due diligence investigations and documentation of the transaction.

An initial draft of the Arrangement Agreement was distributed by McMillan on December 7, 2013. Counsel on both sides commenced their review and negotiation of the Arrangement Agreement while mutual due diligence was underway.

PMI Special Committee and PMI Board Approval

The PMI Special Committee met in the morning on December 17, 2013 to receive the results of the technical and legal due diligence review; to review the proposed management and corporate structure of the combined group; to consider board composition of the combined entity; to review the terms of the draft Arrangement Agreement; and to receive the fairness analysis and verbal fairness opinion from Macquarie Canada. At this meeting, Macquarie Canada presented its analysis and provided its verbal opinion to the PMI Special Committee that, based on various assumptions, explanations, qualifications and limitations set forth in its opinion, as well as other matters it considered relevant, the consideration that PMI Shareholders would receive in the Arrangement (being 0.21 of an Asanko Gold Share for each PMI Share), was fair from a financial point of view to PMI Shareholders. Stikeman Elliott reviewed the terms of the proposed Arrangement Agreement with the PMI Special Committee, including the proposed 'deal protections' and termination fees that could be payable.

After due and careful consideration, the PMI Special Committee unanimously resolved to recommend to the PMI Board that the PMI Board authorize and approve the Arrangement and recommend that shareholders of PMI vote in favour of the special resolution authorizing and approving the Arrangement; and that PMI authorize, approve and enter into the Arrangement Agreement. The PMI Special Committee's recommendation was based on the PMI Special Committee's review of certain materials and matters, including, but not limited to, (a) the nature and extent of the due diligence which was carried out by management and independent experts; (b) Macquarie Canada's analysis, presentations and fairness opinion; (c) the technical and legal due diligence review (including the technical and legal due diligence review that had previously been undertaken in 2012); (d) the terms of the Arrangement Agreement; and (e) the benefits of the Arrangement. A full description of the benefits of the Arrangement is set out in the section titled "Part I - The Arrangement - Arrangement Considerations and Benefits of the Arrangement", in this Information Circular.

Immediately following, the PMI Board met to receive the recommendation of the PMI Special Committee, and review the fairness opinion and analysis of Macquarie Canada. Stikeman Elliott reviewed the legal due diligence that had been conducted, and reviewed the terms of the proposed Arrangement Agreement with the PMI Board. After due and careful consideration, the PMI Board unanimously resolved that the Exchange Ratio under the Arrangement is fair to the PMI Shareholders; that the Arrangement is in the best interests of PMI; and that the PMI Board recommend to the PMI Shareholders that they vote in favour of the PMI Arrangement Resolution authorizing and approving the Arrangement. The PMI Board also unanimously authorized and approved the entering into of the Arrangement Agreement.

Asanko Gold Special Committee and Asanko Gold Board Approval

The Asanko Special Committee, comprised of Gordon Fretwell (as chair), Marcel de Groot and Colin Steyn, met in the afternoon on December 16, 2013 to receive the results of the technical and legal due diligence review; to review the proposed management and corporate structure of the combined entity; to consider board composition of the combined entity; to review the terms of the draft Arrangement Agreement, and to receive the verbal fairness opinion from Canaccord Genuity. At this meeting, Canaccord Genuity presented its financial analysis and provided its verbal opinion to the Asanko Special Committee that, based on various assumptions, explanations, qualifications and limitations set forth in their opinions, as of December 16, 2013, the Exchange Ratio is fair from a financial point of view to Asanko Shareholders. McMillan reviewed the terms of the proposed Arrangement Agreement with the Asanko Special Committee, including the proposed deal protections and termination fees.

After due and careful consideration, the Asanko Special Committee unanimously resolved to recommend to the Asanko Board that the Asanko Board approve the Arrangement and recommend that Asanko Shareholders vote in favour of the Asanko Arrangement Resolution, and that Asanko authorize, approve and enter into the Arrangement Agreement. The Asanko Special Committee's recommendation was based on the Asanko Special Committee's review of certain materials and matters, including, but not limited to, (a) the nature and extent of the due diligence which was carried out by management and independent experts; (b) Canaccord Genuity's analysis, presentations and fairness opinion; (c) the technical and legal due diligence review; (d) the terms of the Arrangement Agreement; and (e) the benefits of the Arrangement. A full description of the benefits of the Arrangement is set out in the section titled "Part I - The Arrangement - Arrangement Considerations and Benefits of the Arrangement", set out in this Information Circular.

In the late evening on December 16, 2013, the Asanko Board met to receive the recommendation of the Asanko Special Committee, and review the fairness opinion and financial analysis of Canaccord Genuity. McMillan reviewed the legal due diligence that had been conducted, and reviewed the terms of the proposed Arrangement Agreement with the Asanko Board. After due and careful consideration the Asanko Board unanimously resolved that the Exchange Ratio of 0.21 common shares of Asanko Gold in exchange for each common share of PMI to be received by PMI Shareholders under the Arrangement is fair to the Asanko Shareholders; that the Arrangement is in the best interests of Asanko and that the Asanko Board recommend to the Asanko Shareholders that they vote in favour of the Asanko Arrangement Resolution. The Asanko Board also unanimously authorized and approved the entering into of the Arrangement Agreement.

Signing and Announcement

Following their respective meetings, PMI and Asanko signed the Arrangement Agreement and issued a joint press release announcing the Arrangement prior to the open of the financial markets in Toronto, Canada on December 17, 2013.

Arrangement Considerations and Benefits of the Arrangement

Following receipt of the advice and assistance of their respective special committees, financial advisors and legal counsel, the PMI Board and the Asanko Board carefully evaluated the terms of the proposed Arrangement, and both the PMI Board and the Asanko Board: (a) determined that the Arrangement is fair to their respective shareholders; (b) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of PMI and Asanko, as applicable; (c) approved entering into the Arrangement Agreement; and (d) resolved to recommend that their respective shareholders vote in favour of the Arrangement.

In reaching these determinations and making these approvals the PMI Board and Asanko Board, respectively, considered, among other things, the following factors and potential benefits and risks of the Arrangement:

    PMI Shareholders and Asanko Shareholders will continue to participate in their current asset bases as well as the growth opportunities associated with the merged entity, which is anticipated to be a larger, financially stronger company with over US$280 million (before transasction costs) in cash on hand and a US$150 million debt facility.

    The agreed Exchange Ratio of 0.21 provides each group of shareholders with an approximately equal 50% interest in Asanko.

    PMI Shareholders and Asanko Shareholders will equally benefit from the expanded growth profile within a single geographic gold district (the Asankrangwa gold belt) in Ghana, where Asanko will hold an extensive land position covering 70 strike kilometers.

    PMI Shareholders and Asanko Shareholders will equally participate in an enlarged resource base: (i) measured and indicated resources of combined projects equalling 7.5 million ounces at an average grade of 1.68 grams per tonne; and (ii) additional inferred resources of combined projects equalling 2.9 million ounces at an average grade of 1.63 grams per tonne(1)(2)(3)(4) and (5).

    Asanko will own both the Esaase Gold Project and the Obotan Gold Project which can both proceed to construction quickly and are expected to produce 200,000 ounces per year by the end of 2015 and further expand to 400,000 ounces per year of gold production by 2017.

    The ownership of two key mine development assets, which are located in close geographic proximity (within a 15 kilometer radius) under a single corporate group, is expected to provide a range of financial benefits from operational and capital synergies, which will be determined through a 2014 optimization analysis.

Figure 1: Proximity of the Obotan Gold Project and the Esaase Gold Project, Ghana.

    Asanko will be fully funded to finance the development of the Esaase Gold Project eliminating the additional costs and risk associated with debt financing and hedging the development of that project.

___________________________
1. Mineral resources for the Esaase Gold Project contains 23.4Mt grading 1.49g/t Au for 1.12 million ounces Au of Measured Resources, 71.3Mt at a grade of 1.44g/t Au for 3.29 million ounces Au of Indicated Resources and 33.6Mt at a grade of 1.4g/t for 1.51 million ounces of Inferred Resources as reported in the Esaase Technical Report.

2. Mineral Resource inventory for the Obotan Gold Project consist of Measured Resources of 15.57Mt grading 2.47g/t Au for 1.23 million ounces; Indicated Resources of 29.21Mt grading 2.00g/t Au for 1.88 million ounces; and Inferred Resources of 21.91Mt grading 1.99g/t Au for 1.40 million ounces as reported in the Obotan Technical Report.

3. Figures shown exclude PMI's Kubi Gold Project.

4. Mineral Reserve for the Esaase Gold Project contains 22.9Mt grading 1.43g/t Au for 1.05 million ounces of Proven Resereve and 29.5Mt grading 1.40g/t Au containing 1.32 million ounces of Probable Reserve as reported in the Esaase Technical Report.

5. Mineral Reserve for Obotan Gold Project consists of Proven Reserve of 14.8Mt, grading 2.39g/t Au for 1.14 million ounces and Probable Reserve of 19.4Mt grading 2.08g/t Au for 1.30 million ounces as reported in the Obotan Technical Report.

    Asanko will be run by an experienced mine development and operational executive and management team, and will have five directors from Asanko and two directors from PMI.

    Exploration upside opportunities will be available within 1,000 square kilometers of land tenure in Ghana, comprising the consolidated Asankrangwa gold belt - covering 70 kilometers of gold bearing strike extensions beyond the Obotan Gold Project and Esaase Gold Project deposits and over 1,000 square kilometers in Ghana, as well as planned growth through exploration of numerous high priority targets on the Kubi and Asumura projects in adjacent gold belts.

    Asanko will have an enhanced capital markets presence. In particular, Asanko is expected to appeal to a broader shareholder base, result in increased analyst coverage and improve share trading liquidity.

    PMI Shareholders subject to tax in Canada or Australia will generally have the benefit of a tax-deferred rollover when exchanging PMI Shares for Asanko Shares. (See "Part I-- The Arrangement -- Certain Canadian Federal Income Tax Considerations" and "Part I-- The Arrangement -- Certain Australian Income Tax Considerations").

    Asanko shares issued to PMI Shareholders under the Arrangement will generally be free of trading restrictions in Canada and United States (except for affiliated persons).

    Macquarie Canada and Canaccord Genuity have each provided opinions, the full text of which can be found at Appendices F and G to this Information Circular, respectively, that, as of December 17, 2013 and December 16, 2013, respectively, and based upon and subject to the assumptions, limitations and qualifications set forth in their respective opinions:

    in the case of Macquarie Canada, that, the consideration to be received by PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to PMI Shareholders; and

    in the case of Canaccord Genuity, that, the Exchange Ratio is fair, from a financial point of view, to Asanko Shareholders.

See "Part I-- The Arrangement -- Macquarie Canada Fairness Opinion" and "Part I-- The Arrangement -- Canaccord Genuity Fairness Opinion."

    Shareholders (including directors and executive officers), representing approximately 21.3% of the outstanding PMI Shares and 11.2% of the outstanding Asanko Shares, as of December 16, 2013, have entered into Voting Agreements pursuant to which they have agreed, among other things, to vote their PMI Shares and Asanko Shares, as the case may be, subject to the terms and conditions of such Voting Agreements, in favour of the PMI Arrangement Resolution and the Asanko Arrangement Resolutions, as the case may be.

    Under the Arrangement Agreement, until the time that the PMI Arrangement Resolution or Asanko Arrangement Resolutions, as applicable, is approved, the PMI Board or Asanko Board, as applicable, retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

    Each party conducted significant technical and legal due diligence investigations of the other.

    The PMI Arrangement Resolution will need to be approved by (i) at least 66 2⁄3% of the votes cast by PMI Shareholders at the PMI Shareholders' Meeting; and (ii) at least a simple majority (50% plus one vote) of the votes cast by PMI Shareholders at the PMI Shareholders' Meeting, after excluding the votes cast by MGL whose votes may not be included in determining minority approval pursuant to MI 61-101.

    A simple majorty (50% plus one vote) of the votes cast by Asanko Shareholders at the Asanko Shareholders' Meeting is required to approve the Arrangement Arrangement Resolution.

    PMI Shareholders have the ability to exercise Dissent Rights.

    The Arrangement requires approval by the Court.

The information and factors described above and considered by the PMI Board and Asanko Board in reaching their determinations and making their approvals are not intended to be exhaustive but include material factors considered by the PMI Board and the Asanko Board. In view of the wide variety of factors considered in connection with their respective evaluations of the Arrangement and the complexity of these matters, the PMI Board and the Asanko Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the PMI Board and Asanko Board may have given different weight to different factors.

Voting Agreements

The following description of certain material provisions of the Voting Agreements is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Voting Agreements. Copies of the PMI Voting Agreements and Asanko Voting Agreements are available on SEDAR at www.sedar.com under the respective profiles of PMI and Asanko, and may also be obtained free of charge upon request to the Corporate Secretary of PMI by mail at Suite 408, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6, by telephone at (604) 684-6264 or by fax at (604) 684-6242, or upon request to the Corporate Secretary of Asanko by mail at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 by telephone at (604) 683-8193 or by fax at (604) 683-8194.

PMI Voting Agreements

The Locked-up PMI Securityholders have each entered into a PMI Voting Agreement with Asanko, pursuant to which they have agreed, among other things, to vote their securities of PMI, to the extent so entitled: (i) in favour of the Arrangement; and (ii) against any action that would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement. Locked-up PMI Securityholders are also generally obligated not to do anything to frustrate, hinder or delay the consummation of the Arrangement.

Subject to certain exceptions, the PMI Voting Agreements also prohibit solicitation of an alternative Acquisition Proposal and impose a contractual hold period on the affected securities. In addition, Locked-up PMI Securityholders must also represent and warrant that, among other things, they: (i) only own, control or direct those securities of PMI set-forth in Schedule A to the PMI Voting Agreements; (ii) own the PMI Shares and PMI Options specified in Schedule A to the PMI Voting Agreements; (iii) have the power to vote such PMI Shares and PMI Options and to deliver them at the Effective Time; and (iv) are bound by the PMI Voting Agreement in respect of any subsequently acquired securities of PMI.

Under the terms of the PMI Voting Agreement, Asanko acknowledges that each Locked-up PMI Securityholder is bound under the PMI Voting Agreement only in such person's capacity as a securityholder and not in his or her capacity as a director or officer of PMI.

Each PMI Voting Agreement, and the obligations of the Locked-up PMI Securityholder thereunder, terminates upon the first to occur of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms, including in connection with a Superior Proposal (except in the case of MGL); or (iii) in the case of directors and officers and Sun Valley Gold LLC, the mutual agreement between Asanko and the Locked-up PMI Securityholder and in the case of other Locked-up PMI Securityholders, March 31, 2014 (for Sun Valley Gold LLC) or April 30, 2014 (for MGL).

As of the date hereof, there are 90,212,452 PMI Shares, 13,347,157 PMI Options, 600,000 PMI Warrants and 1,000,000 PMI Performance Rights subject to PMI Voting Agreements, representing approximately 21.79%, 84.52%, 100% and 64.19% of the outstanding PMI Shares, PMI Options, PMI Warrants and PMI Performance Rights, respectively, on such date.

Asanko Voting Agreements

The Locked-up Asanko Securityholders have each entered into a Asanko Voting Agreement with PMI, pursuant to which they have agreed, among other things, to vote their securities of Asanko, to the extent so entitled: (i) in favour of the Arrangement; and (ii) against any action that would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement. Locked-up Asanko Securityholders are also generally obligated not to do anything to frustrate, hinder or delay the consummation of the Arrangement.

Subject to certain exceptions, the Asanko Voting Agreements also prohibit solicitation of an alternative Acquisition Proposal and impose a contractual hold period on the affected securities. In addition, Locked-up Asanko Securityholders must also represent and warrant that, among other things, they: (i) only own, control or direct those securities of Asanko set-forth in Schedule A to the Asanko Voting Agreements; (ii) own the Asanko Shares, Asanko Options and Asanko Warrants specified in Schedule A to the Asanko Voting Agreements; (iii) have the power to vote such Asanko Shares, Asanko Options and Asanko Warrants and to deliver them at the Effective Time; and (iv) are bound by the Asanko Voting Agreement in respect of any subsequently acquired securities of Asanko.

Under the terms of the Asanko Voting Agreement, PMI acknowledges that each Locked-up Asanko Securityholder is bound under the Asanko Voting Agreement only in such person's capacity as a securityholder and not in his or her capacity as a director or officer of Asanko.

Each Asanko Voting Agreement, and the obligations of the Locked-up Asanko Securityholder thereunder, terminates upon the first to occur of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms, including in connection with a Superior Proposal; or (iii) the mutual agreement between PMI and the Locked-up Asanko Securityholder and, in the case of Highland Park SA, March 31, 2014 or such later date as may be agreed to in writing by Highland Park SA.

As of the date hereof, there are 9,537,672 Asanko Shares, 2,991,000 Asanko Options and 8,481,872 Asanko Warrants subject to Asanko Voting Agreements, representing approximately 11.21%, 47.49% and 89.82% of the outstanding Asanko Shares, Asanko Options and Asanko Warrants, respectively, on such date.

Recommendations of the PMI Board

After considering, among other things, the unanimous recommendation of the PMI Special Committee and the Macquarie Canada Fairness Opinion, the PMI Board unanimously concluded that the Arrangement is in the best interests of PMI and is fair to PMI Shareholders and authorized the entry by PMI into the Arrangement Agreement and all related agreements.

THE PMI BOARD RECOMMENDS THAT THE PMI SHAREHOLDERS VOTE IN FAVOUR OF THE PMI ARRANGEMENT RESOLUTION.

In reaching its conclusions and formulating its recommendations, the PMI Board considered a number of factors, including the recommendation of the PMI Special Committee, the Macquarie Canada Fairness Opinion and the expected benefits of the Arrangement. The discussion of the information and factors considered and given weight by the PMI Board is not intended to be exhaustive. In reaching the determination to approve and recommend the PMI Arrangement Resolution, the PMI Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Recommendations of the Asanko Board

After considering, among other things, the recommendation of the Asanko Special Committee and the Canaccord Genuity Fairness Opinion, the Asanko Board unanimously concluded that the Arrangement is in the best interests of Asanko and is fair to Asanko Shareholders and authorized the entry by Asanko into the Arrangement Agreement and all related agreements.

THE ASANKO BOARD RECOMMENDS THAT THE ASANKO SHAREHOLDERS VOTE IN FAVOUR OF THE ASANKO ARRANGEMENT RESOLUTION.

In reaching its conclusions and formulating its recommendations, the Board considered a number of factors, including the recommendation of the Asanko Special Committee, the Canaccord Genuity Fairness Opinion and the expected benefits of the Arrangement. The discussion of the information and factors considered and given weight by the Asanko Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Asanko Arrangement Resolution, the Asanko Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Risk Factors Related to the Arrangement

An investment in Asanko Shares as a result of the combination of PMI and Asanko is subject to certain risks. In addition to the risk factors described under the heading "Risk Factors" in the PMI AIF and under the heading "Risk Factors" in the Asanko AIF, which are specifically incorporated by reference into this Information Circular, the following are additional and supplemental risk factors which PMI Shareholders should carefully consider before making a decision regarding the PMI Arrangement Resolution and which Asanko Shareholders should carefully consider before making a decision regarding the Asanko Arrangement Resolution.

PMI and Asanko may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all

Completion of the Arrangement is subject to the approval of the Court and the satisfaction of certain other conditions and approvals which may be outside the control of the Parties, including the receipt of all necessary regulatory and PMI Shareholder and Asanko Shareholder approvals. There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of Asanko or the trading price of the Asanko Shares, after completion of the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Effect

Each of PMI and Asanko has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For example, each Party has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, individually or in the aggregate, have a Material Adverse Effect on the other Party. Although a Material Adverse Effect excludes certain events that are beyond the control of the Parties (such as general changes in the global economy or changes that affect the worldwide gold and/or mining industries in general), there is no assurance that a change having a Material Adverse Effect on a Party will not occur before the Effective Date, in which case the other Party could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

A Party may become liable to reimburse the other Party for its costs or to pay a Termination Fee and if either PMI or Asanko is required to pay the Termination Fee and an alternative transaction is not completed, the financial condition of the Party that pays the Termination Fee could be materially adversely affected

A Party may become liable to reimburse the other Party in respect of certain costs. Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement will be paid by the party incurring such fees, costs or expenses. Certain costs incurred by each of PMI and Asanko related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by PMI and Asanko, respectively, even if the Arrangement is not completed. In certain limited circumstances, one Party may be liable for up to $1,000,000 of costs incurred by the other Party. If the Arrangement is not completed, one Party may also be required to pay the other Party a fee in the amount of $9,400,000, as liquidated damages (the "Termination Fee") in certain circumstances. See "Part I - The Arrangement - The Arrangement Agreement".

Moreover, if a Party is required to pay the Termination Fee under the Arrangement Agreement and such Party does not enter into or complete an alternative transaction, the financial condition of the Party that pays the Termination Fee could be materially adversely affected.

The Termination Fee provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with PMI or Asanko

Under the Arrangement Agreement, a Party is required to pay the Termination Fee in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Termination Fee may discourage other parties from attempting to propose a significant business transaction, even if a different transaction could provide better value to the PMI Shareholders or the Asanko Shareholders, as applicable, than the Arrangement.

The market price for the PMI Shares and the Asanko Shares may decline

If the Arrangement is not approved by the PMI Shareholders or the Asanko Shareholders, the market price of the PMI Shares and/or the Asanko Shares may decline to the extent that the current market price of the PMI Shares and/or the Asanko Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement is not approved by the PMI Shareholders or the Asanko Shareholders, as the case may be, and the PMI Board or the Asanko Board, as the case may be, decides to seek another merger or business combination, there can be no assurance that PMI or Asanko, as the case may be, will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

PMI and Asanko may not realize the anticipated benefits of the Arrangement

PMI and Asanko are proposing to complete the Arrangement to strengthen the position of each entity in the gold mining industry and to create the opportunity to realize certain benefits including, among other things, those set forth in the Information Circular under "Part I - The Arrangement--Arrangement Considerations and Benefits of the Arrangement" above. Achieving the benefits of the Arrangement depends in part on the ability of the combined entity to effectively realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities. A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect Asanko's ability to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of PMI's and Asanko 's existing businesses

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Information Circular under "Part I - The Arrangement-- Arrangement Considerations and Benefits of the Arrangement" above, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Asanko's ability to realize the anticipated growth opportunities and synergies from integrating PMI's and Asanko's businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of Asanko following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Asanko to achieve the anticipated benefits of the Arrangement.

Following the Arrangement the trading price of the Asanko Shares cannot be guaranteed, may be volatile and could be less than the current trading prices of PMI and Asanko due to various market-related and other factors

The Asanko Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including (a) changes in the price of gold; (b) current events affecting the economic or political situation in Ghana; (c) legal or regulatory changes or government actions; (d) changes in financial estimates and recommendations by securities analysts; (e) the ability of Asanko to obtain financing on satisfactory terms; (f) the economics of current and future projects of PMI, Asanko, or the combined business following completion of the Arrangement; and (g) the operating and share price performance of other companies, including those that investors may deem comparable.

Effect of the Arrangement

General

Pursuant to the Arrangement, Asanko and PMI will merge by Asanko acquiring all of the issued and outstanding PMI Shares such that PMI will become a wholly-owned subsidiary of Asanko.

Effect on PMI Shareholders and Asanko Shareholders

Pursuant to the Arrangement, PMI Shareholders will receive, for each PMI Share held, 0.21 Asanko Shares. As Asanko will become the parent of PMI following the completion of the Arrangement, Asanko Shareholders will not need to exchange their securities as part of the Arrangement. After giving effect to the Arrangement, existing PMI Shareholders will own approximately 50% of Asanko and existing Asanko Shareholders will own approximately 50% of Asanko.

Effect on Holders of PMI Options

Pursuant to the terms of the Plan of Arrangement, each outstanding PMI Option will be exchanged, on the Effective Date, for a Replacement Option, to purchase from Asanko that number of Asanko Shares equal to the Exchange Ratio multiplied by the number of PMI Shares subject to such PMI Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of an Asanko Share on any particular exercise of Replacement Options, then the number of Asanko Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Shares. Such Replacement Option shall provide for an exercise price per Asanko Share (rounded up to the nearest whole cent) equal to the exercise price per PMI Share otherwise purchasable pursuant to such PMI Option divided by the Exchange Ratio, provided that the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original PMI Option immediately before the exchange. Except as described above, the term, exercisability and all other terms and conditions of the PMI Option in effect prior to the Effective Time shall govern the Replacement Option for which the PMI Option is so exchanged.

At the date hereof there are currently 15,791,629 outstanding PMI Options that will be exchanged for approximately 3,316,242 Replacement Options as part of the Arrangement. Of that number, 13,347,157 PMI Options are held by the directors and executive officers of PMI and will be converted into approximately 2,802,903 Replacement Options.

Effect on Holders of PMI Warrants

Pursuant to the terms of the Plan of Arrangement, each outstanding PMI Warrant will be exchanged, at the Effective Time, into a Replacement Warrant to purchase from Asanko that number of Asanko Shares equal to the Exchange Ratio multiplied by the number of PMI Shares subject to such PMI Warrant immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Asanko Share on any particular exercise of Replacement Warrants, then the number of Asanko Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Shares. Such Replacement Warrant shall provide for an exercise price per Asanko Share (rounded up to the nearest whole cent) equal to the exercise price per PMI Share otherwise purchasable pursuant to the PMI Warrant divided by the Exchange Ratio. Except as described above, the term, exercisability and all other terms and conditions of the PMI Warrant in effect immediately prior to the Effective Time shall govern the Replacement Warrant for which the PMI Warrant is so exchanged.

Effect on Holders of PMI Performance Rights

As of the date of this Circular, there are 1,557,892 issued and outstanding PMI Performance Rights. The PMI Performance Rights are not, however, being arranged pursuant to the Plan of Arrangement. Pursuant to the Arrangement Agreement, PMI and Asanko have agreed to take all necessary action to enter into agreements, pursuant to rule 8.4 of the PMI Performance Rights Plan, with each individual holder of PMI Performance Rights, such that upon vesting of PMI Performance Rights, such holder will be provided with Asanko Shares in lieu of PMI Shares, on substantially the same terms and subject to substantially the same conditions as the PMI Shares, but with appropriate adjustments (based on the Exchange Ratio) to the number and kind of shares subject to the PMI Performance Rights, acting reasonably.

Capital of Asanko

Following completion of the Arrangement, the authorized capital of Asanko will consist of an unlimited number of Asanko Shares.

Following completion of the Arrangement, based on the number of PMI Shares and Asanko Shares outstanding at the date hereof, there are expected to be approximately 172,204,356 Asanko Shares, 9,614,742 Asanko Options and 9,569,000 Asanko Warrants.

Under the terms of the Arrangement Agreement, each of PMI and Asanko have agreed to take all necessary action to enter into agreements, pursuant to the PMI Performance Rights Plan, with each individual holder of PMI Performance Rights, such that upon vesting of PMI Performance Rights, such holder will be provided with Asanko Shares in lieu of PMI Shares, on substantially the same terms and subject to substantially the same conditions as the PMI Performance Rights, but with appropriate adjustments (based on the Exchange Ratio) to the number and kind of shares subject to the PMI Performance Rights. In connection therewith, Asanko has reserved for issuance an aggregate of 117,157 Asanko Shares, being the number of Asanko Shares that will be issuable under such agreements in lieu of PMI Shares upon vesting of PMI Performance Rights.

See "Part VI - General Proxy Matters - Asanko - Description of Securities Being Distributed" for a summary of the material rights and restrictions attached to the Asanko Shares.

Directors and Officers of Asanko Following the Arrangement

Following the completion of the Arrangement, the proposed Board of Directors of Asanko will be comprised of two directors from PMI and five current directors of Asanko. Michael Price and Peter Bradford from PMI will join Shawn Wallace, Colin Steyn, Gordon Fretwell, Peter Breese and Marcel de Groot on the Board of Directors of Asanko. Peter Breese will continue to as Chief Executive Officer and Greg McCunn will continue as Chief Financial Officer of Asanko. The Chairman of the Board of Directors of Asanko following the Arrangement will be determined by the new Board of Directors once constituted.

See "Part III - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Directors and Officers of Asanko Upon Completion of the Arrangement," for a description of the proposed directors, together with their current positions with PMI and Asanko, as applicable, and the number of PMI Shares and Asanko Shares beneficially owned, or over which control or direction is exercised, by such persons. See also "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement."

Auditors of Asanko

Following completion of the Arrangement, KPMG LLP, Chartered Accountants of 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3, will continue as the auditors of Asanko.

The Arrangement Agreement

On December 17, 2013, Asanko and PMI entered into the Arrangement Agreement, a copy of which has been filed on SEDAR at www.sedar.com and may also be obtained free of charge, upon request to the Corporate Secretary of PMI by mail at Suite 408, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6, by telephone at (604) 684-6264 or by fax at (604) 684-6242, or upon request to the Corporate Secretary of Asanko by mail at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 by telephone at (604) 683-8193 or by fax at (604) 683-8194. The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement. Shareholders are encouraged to read the Arrangement Agreement in its entirety.

The Arrangement Agreement provides that Asanko will acquire all of the outstanding common shares of PMI, by way of a plan of arrangement under Division 5 of Part 9 of the BCBCA and in respect of which, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement:

(a)     each PMI Shareholder would receive a number of Asanko Shares equal to the Exchange Ratio for each PMI Share then held;

(b)     each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for a Replacement Option; and

(c)     each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a Replacement Warrant.

See the Plan of Arrangement attached as Appendix E to this Information Circular.

In order to implement the Plan of Arrangement, PMI has agreed to: (i) obtain the Interim Order from the Court; (ii) call and hold the PMI Shareholders' Meeting; (iii) jointly with Asanko, prepare this Information Circular; (iv) subject to obtaining PMI Shareholder approval, obtain the Final Order from the Court which approves the "fairness" of the Arrangement; and (v) provide Asanko with the opportunity to review and comment on all PMI documents prepared in connection with the Arrangement.

In order to implement the Plan of Arrangement, Asanko has agreed to: (i) call and hold the Asanko Shareholders' Meeting; and (ii) jointly with PMI, prepare this Information Circular.

Representations and Warranties

Asanko and PMI have made certain representations and warranties in the Arrangement Agreement, which survive the execution and delivery of the Arrangement Agreement and will terminate on the Effective Date. Such representations are customary for this type of transaction and are reciprocal in all material respects.

The representations and warranties of Asanko and PMI relate to, among other things, organization, corporate and governmental authorizations in respect of the Arrangement, the absence of any contravention or conflict with organizational documents or applicable Law, the absence of any notices, consents, defaults or encumbrances in connection with the Arrangement, obligations that will come due or be accelerated by virtue of the Arrangement, capitalization, reporting and listing status and other securities law matters, preparation and presentation of financial statements, the absence of certain changes or events, disclosure of liabilities, compliance with applicable Laws, absence of material litigation, tax matters, material contracts and broker and other fees.

Covenants

Arrangement Covenants

Asanko and PMI have respectively covenanted and agreed to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to consummate the Arrangement as soon as practicable, including:

(a)     using commercially reasonable efforts to (i) satisfy all of the conditions precedent to the completion of the Arrangement and (ii) apply for and obtain, and cooperating with the other Party in applying for and obtaining, the consents, orders and approvals necessary to complete the Arrangement (pursuant to the TSX Company Manual, as Asanko is required to issue, or reserve for issuance, as the case may be, more than 25% of the issued and outstanding Asanko Shares to give effect to the Arrangement, the approval of the Asanko Arrangement Resolution by Asanko Shareholders at the Asanko Shareholders' Meeting is necessary to complete the Arrangement);

(b)     subject to the provisions of the Arrangement Agreement that deal with accepting a Superior Proposal (See "Part I - The Arrangement - The Arrangement Agreement - Superior Proposal and Right to Match"), publicly supporting the Arrangement and recommending to their respective Shareholders that they vote in favour of the PMI Arrangement Resolution and the Asanko Arrangement Resolution at the applicable Shareholder Meeting;

(c)     permitting the other Party's officers, directors, employees, consultants and advisors to solicit proxies from its Shareholders in accordance with applicable Law;

(d)     taking all commercially reasonable action to lawfully solicit proxies for its Shareholders' Meeting in favour of the PMI Arrangement Resolution or the Asanko Arrangement Resolution, as applicable, and not making a Change in Recommendation except in accordance with the provisions of the Arrangement Agreement that deal with a Superior Proposal;

(e)     using commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained in the Arrangement Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date; and

(f)     complying with all of its obligations under the Plan of Arrangement.

Asanko has additionally agreed to use commercially reasonable efforts to (i) cause the Asanko Shares to be issued to PMI Shareholders pursuant to the terms of the Arrangement to be listed and posted for trading on the TSX and NYSE MKT, (ii) cause the Asanko Shares which the holders of Replacement Options and Replacement Warrants, respectively, will be entitled to receive upon exercise to be listed and posted for trading on the TSX and NYSE MKT, (iii) ensure that the Information Circular obtains the benefit of foreign securities prospectus relief and on-sale relief under the Australian Corporations Act, and (iv) cause the Asanko Shares which the holders of PMI Performance Rights are entitled to receive on vesting of their PMI Performance Rights, to be listed and posted for trading on the TSX.

Each of PMI and Asanko has further covenanted and agreed that, from the date of the Arrangement Agreement until the Effective Date or the day upon which the Arrangement Agreement is terminated, whichever is earlier, it will:

(a)     use its commercially reasonable efforts to preserve intact in all material respects its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it;

(b)    not take any action that would interfere with or be inconsistent with the completion of the Arrangement or which would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time before the Effective Date;

(c)     promptly notify the other Party of any Material Adverse Effect, or any change which could reasonably be expected to result in a Material Adverse Effect, in respect of its business or properties, and of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(d)     take all necessary action to enter into agreements, pursuant to rule 8.4 of the PMI Performance Rights Plan, with each individual holder of PMI Performance Rights, such that upon vesting of PMI Performance Rights, such holder will be provided with Asanko Shares in lieu of PMI Shares, on substantially the same terms and subject to substantially the same conditions as the PMI Shares, but with appropriate adjustments (based on the Exchange Ratio) to the number and kind of shares subject to the PMI Performance Rights, acting reasonably;

(e)    use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations set forth in the Arrangement Agreement to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Arrangement, including to:

(i)      obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Arrangement;

(ii)    effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any required proceedings before Governmental Entities in connection therewith;

(iii)     oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Asanko or PMI to consummate, the Arrangement;

(iv)     fulfill all conditions and satisfy all provisions of the Arrangement Agreement and Voting Agreement on its part; and

(v)     otherwise cooperate with the other in connection with the performance by it of its obligations under the Arrangement Agreement and Voting Agreements;

(f)     not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Arrangement, subject to those actions it is permitted to do in compliance with the provisions of the Arrangement Agreement dealing with Superior Proposals;

(g)     vigorously defend or cause to be defended any claim or other legal proceedings brought against it challenging the Arrangement; and

(h)     use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder.

Business Covenants

Each of PMI and Asanko has covenanted and agreed, other than as specified in the Arrangement Agreement, that from the date of the Arrangement Agreement until the Effective Date or the day upon which the Arrangement Agreement is terminated, whichever is earlier, it will:

(a)     continue to carry on its business and affairs in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by it in good standing;

(b)     fully cooperate and consult through weekly meetings with the other Party to allow the other Party to monitor, and provide input with respect to all material activities relating to the exploration, permitting, development and maintenance of all of the properties and assets owned and controlled by it (and any disclosure of new technical information);

(c)      permit the other Party's officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by it and to the books, records, reports, data, periodic site reports and all other information relevant to its business, properties and affairs, including drill core and other samples and all reports, correspondence and other information provided by all of its consultants;

(d)     in all material respects, conduct itself so as to keep the other Party fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third Party for which a waiver could not be obtained; and

(e)    use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Each of Asanko and PMI agree that it will not, other than as specified in the Arrangement Agreement, or as previously disclosed to the other Party or required in order to give effect to the Arrangement, without prior consultation with and the consent of the other Party, directly or indirectly do, agree to do, or permit to occur any of the following:

(a)     amend its constating documents;

(b)     declare, set aside or pay any dividend or other distribution or payment in respect of any of its securities;

(c)     issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities (other than securities issuable upon the exercise of currently outstanding options or warrants), or amend the terms of any outstanding securities;

(d)     redeem, purchase or otherwise acquire any of the Party's outstanding securities;

(e)     split, combine or reclassify any outstanding shares;

(f)     adopt or propose any shareholder or director resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation;

(g)     reduce its stated capital;

(h)     sell or otherwise dispose of or encumber any of its assets except non-material assets within the ordinary course of business;

(i)     amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course;

(j)    make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents, except as required under contracts existing on the date hereof;

(k)     enter into or amend any agreements, arrangements or transactions with any related party except post-severance agreements for a PMI related party as agreed to by Asanko;

(l)    enter into, renew or modify in any material respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or with the prior consent of the other Party which consent shall not be arbitrarily or unreasonably withheld or delayed;

(m)     without prior consultation with and the consent of the other Party, such consent not to be unreasonably withheld, enter into new material commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness; and

(n)     PMI may not, without prior consultation with Asanko, settle any dispute, arbitration or litigation which total settlement amount, individually or in the aggregate with any other settlement amount agreed to during the term of this Agreement, exceeds $1,000,000.

Notwithstanding the above, the parties agreed that Asanko will continue to advance its Esaase Gold Project and engage in any activities it views necessary or desirable to do so, including, but not limited to: advancement of the definitive feasibility study for the project; permitting activity; front end engineering and design; early works construction activity; local community engagement for the purposes of village relocation in and around the project; and establishment of banking facilities and satisfaction of other conditions precedent required to complete Asanko's existing debt financing obligations.

Non-Solicitation Covenants

Each Party has agreed to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party. Subject to the terms of the Arrangement Agreement, each Party has agreed that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(a)    make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal;

(b)    participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(c)    waive, or otherwise forbear in the enforcement of, any existing confidentiality agreements including any standstill provisions thereunder;

(d)     remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this covenant);

(e)     withdraw, modify, qualify or change in a manner adverse to the other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party the approval, recommendation or declaration of advisability of the board of directors of the Arrangement (it being understood that failing to affirm the approval, or recommendation or declaration of advisability of the board of directors of the Arrangement within two Business Days after an Acquisition Proposal relating to such Party has been publicly announced and in circumstances where no Acquisition Proposal has been made, within five Business Days of being requested to do so by any other Party, shall be considered an adverse modification);

(f)     enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Arrangement is completed or any other arrangement agreed to prior to any termination of the Arrangement Agreement; or

(g)     make any public announcement or take any other action intended to be inconsistent with the recommendation of its board of directors to approve the Arrangement.

However, the board of directors of a Party (the "Solicited Party") may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party and did not otherwise result from a breach of the foregoing restrictions, that its board of directors determines in good faith may reasonably become a Superior Proposal. If the Solicited Party provides confidential non-public information to such person, it may do so for a period of not more than 21 days provided that the Solicited Party must first obtain a confidentiality and standstill agreement from the person making such Acquisition Proposal that is no more favourable to such person than the confidentiality agreement between Asanko and PMI. The Solicited Party must send a copy of any such confidentiality agreement to the other Party promptly upon its execution and provide the other Party with access to similar information to which such person was provided, if not previously provided to the other Party.

Notice of Acquisition Proposal

Each Party must promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of the receipt of any proposals, offers or written inquiries relating to or which could be an Acquisition Proposal, or any request for non-public information relating to such Party or any of its subsidiaries. Such notice must include a description of the terms and conditions of the proposal, inquiry or offer, the identity of the person making the proposal, inquiry or offer and such other details as the other Party may reasonably request. Each Party must keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.

Superior Proposal and Right to Match

If a Party has complied with the provisions of the Arrangement Agreement relating to Acquisition Proposals and Superior Proposals, such Party (the "Terminating Party") may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal that such Party's board of directors has determined to be a Superior Proposal and that is received prior to the date of approval of the PMI Arrangement Resolution and the Asanko Arrangement Resolution and terminate the Arrangement Agreement if:

(a)     the Terminating Party has provided the other Party with a copy of the Superior Proposal document and any proposed agreement;

(b)     the Terminating Party has provided the other Party with the information regarding such Superior Proposal required under the Arrangement Agreement;

(c)     the person making the Superior Proposal was not restricted from making such proposal pursuant to an existing standstill or similar restriction;

(d)     the board of directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the board of directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation (a "Change in Recommendation") of the Arrangement and to approve or recommend such Superior Proposal; and

(e)     five Business Days shall have elapsed from the later of the date the other Party received written notice (a "Superior Proposal Notice") advising them that the Terminating Party's board of directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date the other Party received a copy of the Superior Proposal document.

During the five Business Day period referred to above, the Terminating Party agrees that the other Party shall have the right, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement, which offer must be received by the Terminating Party prior to 5:00 p.m. (Vancouver time) on the fifth Business Day of such period. The board of directors of the Terminating Party will review any written proposal by the other Party to amend the terms of the Arrangement Agreement, in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Terminating Party, be at least equivalent to the Superior Proposal. If the board of directors of the Terminating Party so determines, it will enter into an amended Arrangement Agreement with the other Party reflecting the amended proposal. If the board of directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with the termination provisions of the Arrangement Agreement, including payment of the Termination Fee.

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the Arrangement Agreement and will initiate an additional five Business Day notice period.

Conditions Precedent

In order for the Arrangement to become effective, certain conditions, summarized below, must have been satisfied or waived.

Mutual Conditions Precedent

The Arrangement Agreement contains certain mutual conditions to the completion of the Arrangement in favour of each of Asanko and PMI including that at or before the Effective Date: (i) the Interim Order will have been granted by the Court; (ii) PMI Shareholders will have been approved the PMI Arrangement Resolution at the PMI Shareholders' Meeting; (iii) Asanko Shareholders will have approved the Asanko Arrangement Resolution at the Asanko Shareholders' Meeting; (iv) the Final Order will have been granted by the Court; (v) the Effective Date will have occurred prior to the Termination Date; (vi) there will be no legal restraint that prohibits the consummation of the Arrangement or that results in a Material Adverse Effect on PMI or Asanko; (vii) all required consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons and the Stock Exchanges (except FSE) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, will have been obtained or received on terms that will not have a Material Adverse Effect on Asanko or PMI taking into effect the Arrangement; (viii) the distribution of the Asanko Shares in Canada pursuant to the Arrangement, and the distribution of the Asanko Shares to be issued upon exercise of the Replacement Options and Replacement Warrants (if exercised on the Effective Date) are exempt from, or otherwise not subject to, prospectus requirements of applicable Securities Laws and are subject to the resale restrictions under Section 2.6 of NI 45-102; (ix) the distribution of Asanko Shares in the United States pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act as amended, pursuant to Section 3(a)(10) thereof; (x) the distribution of the Asanko Shares in Australia in exchange for the PMI Shares and the Replacement Options in Australia in exchange for the PMI Options, in each case pursuant to the Arrangement, is exempt from registration requirements notwithstanding such securities will not be listed on the ASX; and (xi) the Arrangement Agreement will not have been terminated.

Additional Conditions Precedent to the Obligations of Asanko

The Arrangement Agreement also contains certain conditions to the completion of the Arrangement for the sole benefit of Asanko including that at or before the Effective Date: (i) all representations and warranties of PMI in the Arrangement Agreement will be true and correct, except to the extent inaccuracy would not have a Material Adverse Effect, as of the Effective Date; (ii) there have not been any changes, effects, events, occurrences or states of fact that either individually or in the aggregate have a Material Adverse Effect on PMI; (iii) PMI will have complied in all material respects with its covenants under the Arrangement Agreement; (iv) PMI Shareholders holding no more than 5% of the outstanding PMI Shares will have validly exercised Dissent Rights; and (v) holders of PMI Performance Rights that remain outstanding after the Effective Time will have entered into the agreements contemplated in Section 5.9(a)(iv) of the Arrangement Agreement.

Additional Conditions Precedent to the Obligations of PMI

The Arrangement Agreement also contains certain conditions to the completion of the Arrangement for the sole benefit of PMI including that at or before the Effective Date: (i) all representations and warranties of Asanko in the Arrangement Agreement will be true and correct, except to the extent inaccuracy would not have a Material Adverse Effect, as of the Effective Date; (ii) there have not been any changes, effects, events, occurrences or states of fact that either individually or in the aggregate have a Material Adverse Effect on PMI; (iii) Asanko will have complied in all material respects with its covenants under the Arrangement Agreement; (iv) other than the Asanko Board Nominees, all directors of Asanko will have resigned as of the Effective Time; and (vi) the PMI Asanko Board Nominees will have been appointed to the Asanko Board to form the new Asanko Board as of the Effective Time.

Termination

The Arrangement Agreement may be terminated at any time:

(a)     by mutual written agreement of the Parties;

(b)     by the applicable Party if: (i) the Board of the other Party has made a Change in Recommendation; or (ii) the other Party has entered into a binding agreement with respect to a Superior Proposal;

(c)     by either Party in order for such Party to enter into a definitive written agreement with respect to a Superior Proposal;

(d)     by either Party if either of the required approvals of their respective Shareholders is not obtained at the applicable Meeting;

(e)      by either Party if any condition precedent to its obligations has not been satisfied or waived by the Termination Date or where it is clear that the condition cannot be satisfied prior to the Termination Date, provided the notice and cure provisions have been complied with; or

(f)     by either Party, if, subject to the notice and cure provisions, a failure to perform, in all material respects, any covenant or agreement on the part of the other Party set forth in this Agreement that would cause the conditions precedent in favour of such Party not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date.

Termination Payment

The Arrangement Agreement provides that, in the event that:

(a)     a Party enters into an agreement to effect a Superior Proposal;

(b)     a Party makes a Change in Recommendation in respect of the Arrangement; or

(c)     a Party's shareholders fail to approve the PMI Arrangement Resolution or the Asanko Arrangement Resolution, as applicable, and prior to the applicable Meeting a bona fide Acquisition Proposal, or the intention to enter into a bona fide Acquisition Proposal has been publicly announced and such pending Acquisition Proposal is not withdrawn, and within 12 months of the date of the termination of the Arrangement Agreement, the Party completes an Acquisition Proposal, and the Arrangement Agreement is terminated therefor, then such Party shall pay to the other Party the Termination Fee, in immediately available funds.

In the event that the Arrangement Agreement is terminated because of a failure by one Party to perform, in all material respects, any covenant or agreement on the part of a Party set forth in this Agreement that would cause conditions not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date, then such Party shall pay to the other Party all expenses and fees incurred by the other Party in respect of the Arrangement (up to a maximum of $1,000,000, exclusive of applicable taxes and disbursements), as an expense reimbursement (the "Expense Reimbursement"). In addition, if the Arrangement Agreement is terminated as a result of failure by the PMI Shareholders to approve the PMI Arrangement Resolution at the PMI Shareholders' Meeting in circumstances where no break fee is payable, PMI shall pay to Asanko the Expense Reimbursement and if the Arrangement Agreement is terminated as a result of failure by the Asanko Shareholders' Meeting to approve the Asanko Arrangement Resolution at the Asanko Meeting in circumstances where no break fee is payable, Asanko shall pay to PMI the Expense Reimbursement.

Notice and Cure Provisions

Each of the Parties is required to give prompt notice to the other of any event or state of facts occurring, or failing to occur, up to the Effective Date that would likely: (i) cause any of the representations or warranties of that Party in the Arrangement Agreement to be untrue or inaccurate in any material respect; or (ii) result in the failure of that Party to comply with or satisfy any covenant or agreement to be complied with or satisfied under the Arrangement Agreement by such Party before the Effective Date.

Asanko or PMI may elect to not complete the Arrangement pursuant to the conditions precedent contained in the Arrangement Agreement or exercise any termination right arising therefrom, only if forthwith and in any event before the Effective Date, Asanko or PMI, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Asanko or PMI, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Asanko or PMI, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of 15 days from such notice. If such notice has been given before the making of the application for the Final Order, the Asanko Shareholders' Meeting, or the PMI Shareholders' Meeting, such application or meeting will be postponed until the expiry of such period.

Indemnification

Under the Arrangement Agreement, Asanko has agreed that it will cause PMI to honour all rights to indemnification now existing in favour of present and former officers and directors of PMI to the extent that they are in effect at the date of the Arrangement Agreement, and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Amendment

The Arrangement Agreement may, at any time and from time to time before or after the holding of the PMI Shareholders' Meeting or the Asanko Shareholders' Meeting, but not later than the Effective Date, be amended by mutual written agreement of the Parties and any such amendment may, without limitation:

(a)     change the time for the performance of any of the obligations or acts of any Party;

(b)     waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)     waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any of the Parties; and

(d)     waive compliance with or modify any condition contained in the Arrangement Agreement;

provided, however, that notwithstanding the foregoing, (i) following the PMI Shareholders' Meeting, the Exchange Ratio shall not be amended without the approval of the PMI Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court, and (ii) the Arrangement Agreement and Arrangement may be amended in accordance with the Final Order.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)     the PMI Arrangement Resolution must be approved by the PMI Shareholders at the PMI Shareholders' Meeting either in person or by proxy in the manner required by the Interim Order;

(b)     the Asanko Arrangement Resolution must be approved by the Asanko Shareholders at the Asanko Shareholders' Meeting either in person or by proxy in the manner required by the Interim Order;

(c)     the Arrangement must be approved by the Court pursuant to the Final Order; and

(d)     all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party.

Approval of PMI Shareholders Required for the Arrangement

To be effective, the PMI Arrangement Resolution must be approved by an affirmative vote of (i) at least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting, after excluding votes cast by MGL whose votes may not be included in determining minority approval pursuant to MI 61-101. Notwithstanding the foregoing, the PMI Arrangement Resolution authorizes the PMI Board, without further notice to or approval of the PMI Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. See Appendix A to this Information Circular for the full text of the PMI Arrangement Resolution. See also "Part V-- General Proxy Matters -- PMI -- Procedure and Votes Required".

Approval of Asanko Shareholders Required for the Arrangement

To be effective, the Asanko Arrangement Resolution must be approved by an affirmative vote of at least a simple majority (50% plus one vote) of the votes cast by the Asanko Shareholders present in person or by proxy at the Asanko Shareholders' Meeting. See Appendix B to this Information Circular for the full text of the Asanko Arrangement Resolution. See also "Part VI-- General Proxy Matters -- Asanko -- Procedure and Votes Required".

Court Approvals

A plan of arrangement under the BCBCA requires Court approval.

Interim Order

On December 20, 2013, PMI obtained the Interim Order from the Court authorizing and directing the Company to call, hold and conduct the PMI Shareholders' Meeting and to submit the Arrangement to the PMI Shareholders for approval. The Interim Order provides that approval of the PMI Arrangement Resolution will require an affirmative vote of (i) at least 66 2⁄3% of the votes cast by the PMI Shareholders, voting together as a single class, present in person or represented by proxy at the PMI Shareholders' Meeting and entitled to vote at the PMI Shareholders' Meeting; and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or represented by proxy at the PMI Shareholders' Meeting, after excluding votes cast by MGL whose votes may not be included in determining minority approval pursuant to MI 61-101.

A copy of the Interim Order and a copy of the Notice of Hearing of Petition for the Final Order approving the Arrangement are attached to this Information Circular as Appendices C and D, respectively.

Final Order

Subject to the terms of the Arrangement Agreement and approval of the PMI Arrangement Resolution by the PMI Shareholders at the PMI Shareholders' Meeting in the manner required by the Interim Order, PMI will submit an application to the Court for the Final Order.

The hearing in respect of the Final Order is expected to take place on February 4, 2014 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. At the hearing, any PMI Securityholders and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon PMI a response in the form prescribed by the Supreme Court Civil Rules (British Columbia) together with any evidence or materials that such party intends to present to the Court on or before 4:00 p.m. (Vancouver time) on January 29, 2014. Service of such notice shall be effected by service upon the solicitors for PMI: Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Angela Bespflug.

The Asanko Shares, Replacement Options and Replacement Warrants to be issued under the Arrangement will be issued in reliance upon the exemption from registration the U.S. Securities Act provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, PMI and Asanko intend to use the Final Order of the Court approving the Arrangement as a basis for the exemption from registration under the U.S. Securities Act of the Asanko Shares, Replacement Options and Replacement Warrants to be issued pursuant to the Arrangement. Therefore, should the Court make a Final Order approving the Arrangement, Asanko Shares, Replacement Options and Replacement Warrants and any other securities to be issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act.

PMI has been advised by its counsel, Stikeman Elliott, that the Court has broad discretion under the BCBCA when making orders with respect to plans of arrangement and that the Court will consider at the hearing to obtain the Final Order, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Depending upon the nature of any amendments to the Plan of Arrangement required by the Court, PMI or Asanko may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

Pursuant to the Arrangement Agreement, Asanko has covenanted that it will use commercially reasonable efforts to: (i) cause the Asanko Shares to be issued to PMI Shareholders pursuant to the terms of the Arrangement to be listed and posted for trading on the TSX and NYSE MKT, and (ii) cause the Asanko Shares which the holders of Replacement Options and Replacement Warrants are entitled to receive on exercise of Replacement Options and Replacement Warrants respectively, to be listed and posted for trading on the TSX and NYSE MKT.

It is expected that the PMI Shares will be delisted from the TSX, the ASX and the FSE concurrent with or following the completion of the Arrangement.

Macquarie Canada Fairness Opinion

PMI retained Macquarie Canada as a financial advisor to PMI and to provide the PMI Board and the PMI Special Committee with its opinion as to the fairness to PMI Shareholders, from a financial point of view, of the consideration to be received by the PMI Shareholders pursuant to the Arrangement. In connection with this mandate, Macquarie Canada has prepared the Macquarie Canada Fairness Opinion. The Macquarie Canada Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Macquarie Canada is of the opinion that, as of December 17, 2013, the consideration to be received by the PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the PMI Shareholders. The full text of the Macquarie Canada Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed and matters considered by Macquarie Canada in rendering its opinion, and the limitations and qualifications the Macquarie Canada Fairness Opinion is subject to, is attached as Appendix F to this Information Circular. The summary of the Macquarie Canada Fairness Opinion described in this Information Circular is qualified in its entirety by reference to the full text of the Macquarie Canada Fairness Opinion. The Macquarie Canada Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety.

Pursuant to the terms of its engagement letter with PMI and in consideration for the preparation of the Macquarie Canada Fairness Opinion, PMI will pay Macquarie Canada a fee that is not contingent upon the conclusions reached in the Macquarie Canada Fairness Opinion nor upon the successful completion of the Arrangement. In addition, Macquarie Canada is entitled to a separate fee contingent upon the successful completion of the Arrangement for its services as financial advisor to PMI. PMI has also agreed to reimburse Macquarie Canada for its reasonable expenses and to indemnify Macquarie Canada and certain other parties against certain liabilities.

The Macquarie Canada Fairness Opinion is not a recommendation to any PMI Shareholder as to how to vote or act on any matter relating to the Arrangement. The PMI Special Committee and the PMI Board urge PMI Shareholders to read the text of the Macquarie Canada Fairness Opinion set out in Appendix F carefully and in its entirety.

In reaching its conclusion to approve the Arrangement, and unanimously recommending that PMI Shareholders vote in favor of the PMI Arrangement Resolution, the PMI Board and the PMI Special Committee considered among other things, the views of Macquarie Canada as set forth in the Macquarie Canada Fairness Opinion.

Canaccord Genuity Fairness Opinion

Asanko retained Canaccord Genuity as a financial advisor to Asanko and to provide the Asanko Board and the Asanko Special Committee with its opinion as to the fairness to Asanko Shareholders, from a financial point of view, of the Exchange Ratio under the Arrangement. In connection with this mandate, Canaccord Genuity has prepared the Canaccord Genuity Fairness Opinion. The Canaccord Genuity Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Canaccord Genuity is of the opinion that, as of December 16, 2013, the Exchange Ratio is fair, from a financial point of view, to the Asanko Shareholders. The full text of the Canaccord Genuity Fairness Opinion which sets out among other things, the assumptions made, information reviewed and matters considered by Canaccord Genuity in rendering its opinion and the limitations and qualifications the Canaccord Genuity Fairness Opinion is subject to, is attached as Appendix G to this Information Circular. The summary of the Canaccord Genuity Fairness Opinion described in this Information Circular is qualified in its entirety by reference to the full text of the Canaccord Genuity Fairness Opinion. The Canaccord Genuity Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety.

Pursuant to the terms of its engagement letter with Asanko and in consideration for the preparation of the Canaccord Genuity Fairness Opinion, Asanko will pay Canaccord Genuity a fee that is not contingent upon the conclusions reached in the Canaccord Genuity Fairness Opinion. In addition, Canaccord Genuity is entitled to a separate fee contingent upon the successful completion of the Arrangement for its services as financial advisor to Asanko. Asanko has also agreed to reimburse Canaccord Genuity for its reasonable expenses and to indemnify Canaccord Genuity against certain liabilities.

The Canaccord Genuity Fairness Opinion is not a recommendation to any Asanko Shareholder as to how to vote or act on any matter relating to the Arrangement. The Asanko Special Committee and the Asanko Board urge Asanko Shareholders to read the text of the Canaccord Genuity Fairness Opinion set out in Appendix G carefully and in its entirety.

In reaching its conclusion to approve the Arrangement, and unanimously recommending that Asanko Shareholders vote in favor of the Asanko Arrangement Resolution, the Asanko Board and the Asanko Special Committee considered among other things, the views of Canaccord Genuity as set forth in the Canaccord Genuity Fairness Opinion.

Timing

If the Meetings are held as scheduled and are not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, PMI and Asanko will apply for the Final Order approving the Arrangement on February 4, 2014. If the Final Order is obtained in a form and substance satisfactory to PMI and Asanko, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, PMI and Asanko expect the Effective Date to occur in the first quarter of 2014, following the receipt of all requisite regulatory approvals and consents. It is not possible at this time, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective as of the Effective Time and on the Effective Date. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory, governmental or third party consents on acceptable terms and conditions in a timely manner.

Exchange of Certificates and DRS Advice Representing your PMI Shares and PMI CDIs

Holders of PMI Shares

Enclosed with this Information Circular is a Letter of Transmittal that is being delivered to Registered Holders of PMI Shares which sets out the instructions to be followed by each Registered Holder of PMI Shares for delivering the share certificate(s)/DRS Advice held by such Registered Holder to the Depositary. In order to receive a DRS Advice (as further explained below) representing Asanko Shares on the completion of the Arrangement, Registered Holders of PMI Shares must deposit with the Depositary (at one of the addresses which will be specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the certificate(s)/DRS Advice representing the Registered Holder's PMI Shares, as applicable, and such other documents and instruments as the Depositary may reasonably require.

Provided that a Registered Holder of PMI Shares has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s)/DRS Advice representing such Registered Holder's PMI Shares to the Depositary, together with such other documents and instruments as the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the consideration, in the form of a DRS Advice representing Asanko Shares, to be sent to such Registered Holder of PMI Shares, as soon as practicable following the Effective Date. Registered Holders of PMI Shares will be mailed a DRS Advice, which will represent the Asanko Shares that such Registered Holder owns, instead of a physical share certificate representing the Asanko Shares that such Registered Holder owns. A Registered Holder may request a physical share certificate representing the Asanko Shares by following the instructions that will accompany the DRS Advice. For more information on a DRS Advice and the Direct Registration System please see the enclosed Letter of Transmittal.

Temporary documents of title will not be issued pending the dispatch by mail of a DRS Advice. Registered Holders entitled to receive Asanko Shares and intending to trade the Asanko Shares following the Effective Date but prior to the time of receiving a DRS Advice representing such Asanko Shares must make arrangements for alternative settlement for trades of Asanko Shares.

PMI Shares held by PMI Shareholders who do not deposit with the Depositary a properly completed and executed Letter of Transmittal or do not surrender the share certificate(s)/DRS Advice representing such PMI Shareholder's PMI Shares in accordance with the Letter of Transmittal or do not otherwise comply with the requirements of the applicable Letter of Transmittal and the instructions therein will not be entitled to receive Asanko Shares until the PMI Shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the certificate(s) representing the Registered Holder's PMI Shares.

PMI and Asanko currently anticipate that the Arrangement will be completed in the first quarter of 2014. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all deposited share certificate(s)/DRS Advice to the Registered Holders of PMI Shares as soon as possible. The Letter of Transmittal is available under PMI's profile on SEDAR at www.sedar.com. Additional copies of the Letters of Transmittal are also available by contacting the Depositary.

Shareholders whose PMI Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their PMI Shares.

The use of the mail to transmit certificates representing PMI Shares and the applicable Letter of Transmittal will be at the risk of the Registered Holders of such PMI Shares. PMI recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

From and after the Effective Time, certificates representing PMI Shares that were exchanged pursuant to the Plan of Arrangement will represent only the right to receive the Asanko Shares which the Registered Holders of such PMI Shares are entitled to under the Arrangement. All dividends or other payments made with respect to any Asanko Shares for which a DRS Advice has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the Registered Holder of PMI Shares to which such unissued DRS Advice relates. The Depositary will pay and deliver to any such Registered Holder of PMI Shares or, as soon as reasonably practicable after delivery of the applicable share certificate(s)/DRS Advice is made to the Depositary, such dividends or other payments to which such Registered Holder of PMI Shares is entitled, net of applicable withholding and other taxes.

Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing PMI Shares or that is not deposited with all other documents as required by the Plan of Arrangement on or before the sixth anniversary of the Effective Date will cease to represent a right or claim of any kind or nature including the right of the Registered Holder of such PMI Shares to receive Asanko Shares (and any dividend or other distributions thereon). In such case, such Asanko Shares (together with all dividends or other distributions thereon) will be returned to Asanko and such Asanko Shares will be cancelled.

It is recommended that PMI Shareholders complete, sign and return the Letter of Transmittal with the accompanying share certificate(s)/DRS Advice representing their PMI Shares to the Depositary as soon as possible.

Holders of PMI CDIs

Holders of PMI CDIs are entitled to participate in the Plan of Arrangement. If the PMI Arrangement Resolution is approved and implemented, holders of PMI CDIs will receive Asanko Shares as their consideration regardless of whether or not the holder of PMI CDIs provided an instruction to vote for or against the Arrangement.

At the Effective Time, holders of PMI CDIs will cease to own PMI CDIs and will receive 0.21 Asanko Shares for each PMI CDI held. Within approximately five (5) business days of the Effective Date, holders of PMI CDIs will receive a DRS Advice outlining the number of Asanko Shares they hold.

Share Sale Facility

The parties are using reasonable commercial efforts to secure a share sale facility (the "SSF") pursuant to which PMI Shareholders with small shareholdings traded through the ASX can elect to sell the Asanko Shares received by them pursuant to the Arrangement through a registered agent in Canada upon completion of the Arrangement. Shareholders with such holdings may find it difficult or expensive to dispose of their Asanko Shares on the TSX and the SSF would provide eligible shareholders with a convenient way to sell their shares while also reducing the significant costs associated with the ongoing administration of these small shareholdings to the benefit of Asanko shareholders generally. The timing and terms of any such facility cannot be determined at this time and further announcements will be made if and when an SSF is concluded. There can be no assurances that the SSF will be entered into; however, PMI Shareholders who may be interested in participating in the SSF should pay particular attention to PMI's filings on SEDAR and any mailout materials received in respect of the Arrangement.

Treatment of Fractional Shares

No certificates representing fractional Asanko Shares will be issued to PMI Shareholders. If the aggregate number of Asanko Shares payable to any PMI Shareholder includes a fraction of an Asanko Share, such fraction will be rounded down to the nearest whole Asanko Share, with no consideration being paid for the fractional share.

Return of PMI Shares

If the Arrangement is not completed, any deposited PMI Shares will be returned to the depositing PMI Shareholder at PMI's expense upon written notice to the Depositary from PMI, by returning the deposited PMI Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the PMI Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by PMI's transfer agent.

Mail Service Interruption

Notwithstanding the provisions of the Information Circular, Letters of Transmittal, Arrangement Agreement or Plan of Arrangement, DRS Advices representing Asanko Shares, and certificates representing PMI Shares to be returned if applicable, will not be mailed if PMI and, following the Effective Time, Asanko determine that delivery thereof by mail may be delayed.

Persons entitled to certificates, DRS Advices and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing PMI Shares in respect of which the DRS Advice is being issued were originally deposited upon application to the Depositary until such time as PMI and, following the Effective Time, Asanko have determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, DRS Advices and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the PMI Shares or Asanko Shares were deposited.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding PMI Shares that were exchanged pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit to PMI and its transfer agent of that fact by the person claiming such certificate to have been lost, stolen or destroyed and the provision of a letter describing the loss addressed to the applicable transfer agent and the applicable Letter of Transmittal completed as fully as possible, the Depositary will issue and deliver, in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such consideration will, as a condition precedent to the receipt thereof, give a bond to PMI or Asanko, as applicable, and their respective transfer agent, which bond is in form and substance satisfactory to PMI and its transfer agent, or will otherwise indemnify PMI and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Right to Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their PMI Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Division 2 of Part 8 of the BCBCA, which is attached to this Information Circular as Appendix I. Pursuant to the Interim Order and the Plan of Arrangement, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the BCBCA. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply with said provisions, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

PMI has granted to Registered Holders of PMI Shares who object to the Arrangement Dissent Rights which are set out in their entirety in the Interim Order, the text of which is attached at Appendix C to this Information Circular.

Pursuant to the Interim Order, Registered Holders of PMI Shares who intend to exercise the Dissent Rights must deliver a Dissent Notice to PMI, c/o Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Angela Bespflug, by 4:00 p.m. (Vancouver time) on January 29, 2014, or two Business Days before any adjournment of the PMI Shareholders' Meeting and must not vote any Dissent Shares in favour of the Arrangement. A Non-Registered Holder of PMI Shares who wishes to exercise the Dissent Rights must arrange for the Registered Holder of PMI Shares to deliver the Dissent Notice. The Dissent Notice must contain all of the information specified in the Interim Order. A vote against the Arrangement Resolution does not constitute a Dissent Notice and a PMI Shareholder who votes in favour of the Arrangement Resolution will not be considered a Dissenting Shareholder.

If the Arrangement Resolution is passed at the PMI Shareholders' Meeting, PMI must send by registered mail to every Dissenting Shareholder, before the date set for the hearing of the Final Order, a notice (the "Notice of Intention") stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, PMI intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with his, her or its exercise of its Dissent Rights, he she or it must deliver to PMI, within 14 days after the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificate(s), if any, representing the Dissent Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from his, her or its dissent and, at the Effective Time, will be deemed to have transferred to PMI all of his, her or its Dissent Shares (free of any claims). Such Dissenting Shareholders will cease to have any rights as PMI Shareholders other than the right to be paid the fair value of their PMI Shares. PMI will pay to each Dissenting Shareholder for the Dissent Shares the amount agreed on by PMI and the Dissenting Shareholder. Either PMI or a Dissenting Shareholder may apply to the Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)     determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(b)     join in the application each other Dissenting Shareholder who has not reached an agreement with PMI as to the amount to be paid for the Dissent Shares; or

(c)     make consequential orders and give directions it considers appropriate.

Dissenting Shareholders who are ultimately entitled to be paid fair value for their PMI Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights. The names of such holders will be removed from PMI's central securities register as of the Effective Time.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, PMI will return to the Dissenting Shareholder the certificate(s) representing the Dissent Shares that were delivered to PMI, if any, and, if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement in respect of those PMI Shares on the same basis as all other PMI Shareholders who are not Dissenting Shareholders and shall be entitled to only receive Asanko Shares. In no case will PMI or Asanko be required to recognize such Dissenting Shareholders as holding PMI Shares after the Effective Time.

It is a condition to Asanko's obligation to complete the Arrangement that PMI Shareholders holding no more than 5% of the PMI Shares shall have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights as at the Effective Date.

Registered Holders of PMI Shares wishing to exercise the Dissent Rights should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Holders of PMI Shares should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

Interests of Certain Persons or Companies in the Arrangement

In considering the recommendations of the PMI Board and Asanko Board with respect to the Arrangement, PMI Securityholders and Asanko Securityholders should be aware that certain directors and officers of both PMI and Asanko have certain interests that may present them with actual or potential conflicts of interest in connection with the Arrangement. The PMI Board and Asanko Board are aware of these interests and considered them along with other matters described above in "Part I - The Arrangement - Arrangement Considerations and Benefits of the Arrangement".

Share Ownership

As of December 20, 2013, the directors and executive officers of PMI and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 5,524,600 PMI Shares representing approximately 1.33% of the outstanding PMI Shares and an aggregate of 13,347,157 PMI Options and 1,000,000 PMI Performance Rights. All of the PMI Shares and PMI Options held by the directors and executive officers of PMI will be treated in the same fashion under the Arrangement as PMI Shares and PMI Options held by every other PMI Shareholder and PMI Optionholder.

As of December 20, 2013, the directors and executive officers of Asanko and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 9,537,672 Asanko Shares representing approximately 11.21% of the outstanding Asanko Shares and an aggregate of 2,991,000 Asanko Options and 8,481,872 Asanko Warrants.

Immediately after giving effect to the Arrangement, it is anticipated that the currently proposed directors and executive officers of Asanko and their associates and affiliates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 9,123,323 Asanko Shares representing approximately 5.30% of the Asanko Shares which are expected to be outstanding upon completion of the Arrangement. See "Part II-- Pro Forma Information of Asanko After Giving Effect to the Arrangement -- Directors and Officers of Asanko Upon Completion of the Arrangement."

The directors and certain officers (Michael Allen, Michael Gloyne, John Ciganek and Matt Dusci) of PMI entered into Asanko Voting Agreements with Asanko pursuant to which each agreed to vote their PMI Shares in favour of the Arrangement. See "Part I --The Arrangement - The Voting Agreements".

The directors and certain officers (Greg McCunn and Tony Devlin) of Asanko entered into PMI Voting Agreements with PMI pursuant to which each agreed to vote their Asanko Shares in favour of the Arrangement. See "Part I -- The Arrangement - The Voting Agreements".

Pursuant to the Arrangement Agreement, Asanko has agreed that PMI may purchase at a cost not to exceed 200% of the annual premiums currently paid by PMI for such insurance, an extension to PMI's current director and officer liability insurance policies. Asanko has further agreed that it will cause PMI (or any successor of PMI) to maintain, prepaid non-cancellable "trailing" or "runoff" directors' and officers' liability insurance providing such coverage for the period from the Effective Time until six years after the Effective Time on terms comparable to those contained in the current insurance policies of PMI.

Asanko also agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of PMI will survive the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

The following table sets out the PMI Shares, PMI Options and PMI Performance Rights held by the directors and executive officers of PMI as of the date of this Circular:

Name/Position	Total PMI Options Held	Exercise Price of PMI Options	Expiry Date of PMI Options	Total Vested PMI Option Held	Total PMI Shares Held	Total PMI Performance Rights Held
James Askew Non-Executive Chairman and Director	1,000,000	$0.91	17/4/2018	1,000,000	Nil	Nil
Peter Bradford(1) Director, President and Chief Executive Officer	1,000,000	$0.54	18/12/2018	1,000,000	500,000	1,000,000
John A. Clarke Director	500,000	$0.90	18/2/2016	500,000	1,414,600	Nil
Ross Ashton(2) Director	1,000,000	$1.05	15/12/2015	1,000,000	3,590,000	Nil
Dr. Michael Price Director	300,000	$0.86	12/6/2017	300,000	Nil	Nil
Michael Anderson Director	1,000,000	$0.54	18/12/2018	1,000,000	Nil	Nil
Michael Allen(1) Chief Financial Officer	1,600,000 602,102 2,202,102	$0.80 $0.41	1/6/2015 10/12/2017	1,200,000 Nil	10,000	Nil
Michael Gloyne(1) Chief Operating Officer	1,750,000 595,055 2,345,055	$2.00 $0.41	11/3/2016 10/12/2017	Nil Nil	10,000	Nil
John Ciganek General Manager - Corporate Development	2,000,000	$0.57	9/9/2017	Nil	Nil	Nil
Matt Dusci Manager - Technical Services	2,000,000	$0.45	2/12/2017	Nil	Nil	Nil

Notes:

(1)     The PMI Shares held by Mr. Bradford, Mr. Allen and Mr. Gloyne are held as PMI CDIs.

(2)     Of the 3,590,000 PMI Shares held by Mr. Ashton, 1,050,000 are held as PMI CDIs.

The following table sets out the Asanko Shares, Asanko Options and Asanko Warrants held by the directors and executive officers of Asanko as of the date of this Circular:

Name/ Current Position	Total Asanko Options Held	Exercise Price of Asanko Options	Expiry Date of Asanko Options	Total Vested Asanko Options Held	Total Asanko Shares Held	Total Asanko Warrants Held
Peter Breese(1) Director, President and Chief Executive Officer	600,000	$3.75	16/10/2017	450,000	145,349	145,349
Shawn Wallace Chairman	220,000 125,000 320,000 665,000	$6.19 $4.59 $3.74	26/5/2015 16/2/2017 7/6/2017	665,000	17,200	Nil
Marcel de Groot Director	75,000 25,000 90,000 190,000	$3.10 $4.01 $3.74	2/7/2014 6/10/2014 7/6/2017	190,000	Nil	Nil
Keith Minty Director	75,000 25,000 90,000 190,000	$3.10 $4.01 $3.74	17/7/2014 6/10/2014 7/6/2017	190,000	Nil	Nil
Gordon J. Fretwel Director	25,000 90,000 115,000	$4.01 $3.74	6/10/2014 7/6/2017	115,000	208,600	Nil
Colin Steyn(2) Director	56,000	$2.81	14/8/2018	21,000	Nil	Nil
Greg McCunn Chief Financial Officer and Corporate Secretary	150,000 320,000 470,000	$4.59 $3.74	16/2/2017 7/6/2017	470,000	Nil	Nil
Tony Devlin(3) Chief Operating Officer	550,000	$3.75	16/10/2017	412,500	145,349	145,349
Robert Sali Director	155,000	$3.74	7/6/2017	155,000	830,000	Nil

Notes:

(1)     As at the date of this Information Circular, Mr. Breese holds 190,000 PMI Shares. Upon completion of the Arrangement, Mr. Breese will receive 39,900 Asanko Shares in exchange for the 190,000 PMI Shares he holds.

(2)     Mr. Steyn is a partner of Highland Park SA and in such capacity exercises control over the Asanko Shares and the Asanko Warrants held by Highland Park SA. As at the date of this Information Circular, Highland Park SA holds 8,191,174 Asanko Shares and 8,191,174 Asanko Warrants.

(3)     As at the date of this Information Circular, Mr. Devlin holds 150,000 PMI Shares. Upon completion of the Arrangement, Mr. Devlin will receive 31,500 Asanko Shares in exchange for the 150,000 PMI Shares he holds.

See "Part I - The Arrangement - Securities Law Matters - MI 61-101".

Change of Control Payments

Other than the immediate vesting of all outstanding PMI Options and the vesting of the 1,000,000 PMI Performance Rights held by Mr. Bradford, the Arrangement will not, in itself, result in a "change of control" or any other form of accelerated payment or vesting for the purposes of any employment or consulting services agreement, or any incentive, bonus or similar plan applicable to PMI, Asanko or their respective directors, officers, consultants and employees. However, pursuant to the employment agreements between PMI and Messrs. Gloyne, Ciganek and Dusci, completion of the Arrangement is a "change of control" entitling, in the case of Messrs. Gloyne and Ciganek, such officers to receive a payment equal to their respective annual compensation, and in the case of Mr. Dusci, one-half of his annual compensation, if any such officer's employment is terminated within three months after the Effective Date by Asanko. In addition, pursuant to the consulting agreement between PMI and Tennison Chambers (a consultancy controlled by Mr. Thomas Ennison, a former director of PMI), completion of the Arrangement is a "change of control" entitling Tennison Chambers to receive a payment equal to twice his annual compensation if his employment is terminated following the Effective Date by Asanko.

In addition, (a) pursuant to the employment agreements between PMI and each of Messrs. Allen, Gloyne and Ciganek, each of these officers may be entitled to a payment equal to one times their respective annual compensation if they resign within three months of a material diminution in their respective duties or a reduction in their salary, and (b) pursuant to the employment agreement between PMI and Mr. Dusci, Mr. Dusci may be entitled to a payment equal to one-half of his annual compensation if he resigns within three months of a material diminution in his duties or a reduction in his salary.

Other Interests

Other than MGL, none of the principal holders of PMI Shares or any director or officer of PMI, or any associate or affiliate or any of the foregoing persons, has or had any material interests in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, PMI or Asanko or any of their affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated into this Information Circular by reference.

PMI has retained Macquarie Canada, an affiliate of MGL, as financial advisor to the PMI Board with respect to the Arrangement and Macquarie Canada has provided the Macquarie Canada Fairness Opinion to the PMI Board. Macquarie Canada is an affiliate of MGL which at the date hereof held 54,973,037 PMI Shares representing approximately 13.28% of the currently issued and outstanding PMI Shares together with 600,000 PMI Warrants representing all of the currently issued and outstanding PMI Warrants. See "Part I - The Arrangement - Securities Law Matters - MI 61-101".

Expenses of the Arrangement

The estimated costs to be incurred by PMI and Asanko with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Information Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to aggregate approximately US$9.1 million.

Securities Law Matters

Canada

The Asanko Shares to be issued under the Arrangement to PMI Shareholders and Asanko Shareholders will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian Securities Laws and, following completion of the Arrangement, the Asanko Shares will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian Securities Laws.

MI 61-101

As a reporting issuer or the equivalent in each province of Canada (other than Quebec), PMI is, among other things, subject to MI 61-101.

MI 61-101 regulates certain types of related party transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding "interested parties" under applicable Law), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101, apply to, among other transactions "related party transactions" (as defined in MI 61-101), being transactions with a related party, and "business combinations" (as defined in MI 61-101) which may terminate the interests of security holders without their consent.

MI 61-101 provides that where a "related party" (as defined in MI 61-101) of an issuer is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction is considered a "business combination" for the purposes of MI 61-101 and subject to minority approval requirements and potentially a formal valuation requirement.

Collateral Benefit

A "collateral benefit" (as defined under MI 61-101) includes any benefit that a "related party" of PMI (which includes the directors and senior officers of PMI, as well as any 10% securityholder) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to part or future services as an employee, director or consultant of PMI. However, MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d)(i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer or (ii) an independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive in exchange for his or her equity securities under the terms of the Arrangement.

Minority Approval

In connection with the Arrangement, the PMI Board has retained Macquarie Canada as financial advisor. Macquarie Canada is an affiliate of MGL, a related party of PMI. As a result of its engagement by the PMI Board, Macquarie Canada will, if the Arrangement is successful, receive payment for the services it provides in connection with the Arrangement as more fully described under the heading "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement". The receipt of the fees under the engagement agreement may therefore be considered to be a "collateral benefit" received by MGL, a related party of PMI, for the purposes of MI 61-101.

Excluded Votes

Given the "collateral benefits" to be received by related parties, the Arrangement will be considered a "business combination" for the purposes of MI 61-101. PMI will therefore be required to obtain "minority approval" of the Arrangement. Pursuant to MI 61-101, in determining whether minority approval for the Arrangement has been obtained, PMI is required to exclude the votes attaching to the PMI Shares beneficially owned or controlled by "interested parties" and their "related parties" and "joint actors", all as defined in MI 61-101. MI 61-101 also provides that related parties who receive a "collateral benefit" are considered to be interested parties. Accordingly, PMI has determined to exclude the votes attaching to the PMI Shares beneficially owned or controlled by MGL and their respective related parties and joint actors for the purpose of determining whether minority approval of the Arrangement has been obtained. To the knowledge of the directors and officers of PMI, as at December 16, 2013, MGL and its related parties and joint actors held, or exercised control or direction over, directly or indirectly, 54,973,037 PMI Shares and 600,000 PMI Warrants. As a result, a total of 54,973,037 PMI Shares (representing approximately 13.28% of the issued and outstanding PMI Shares as at December 16, 2013) will be excluded from the "minority approval" vote conducted pursuant to MI 61-101. See "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement".

United States

The Asanko Shares, Replacement Options and Replacement Warrants to be issued under the Arrangement to PMI Shareholders, PMI Optionholders and PMI Warrantholders will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on December 20, 2013 and, subject to the approval of the Arrangement by PMI Shareholders and Asanko Shareholders, a hearing on the Arrangement will be held on February 4, 2014 by the Court. See "Part I - The Arrangement - Court Approvals -- Final Order" above.

The Asanko Shares to be held by PMI Shareholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by persons who are "affiliates" of Asanko at the time of their proposed transfer or within 90 days prior to their proposed transfer. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Asanko Shares by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

Exercise of the Asanko Replacement Options and Replacement Warrants

The Replacement Options and Replacement Warrants received in exchange for PMI Options and PMI Warrants, respectively, may not be exercised in the United States or by or on behalf of a "U.S. person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act), nor may any Asanko Shares issued upon such exercise be offered or resold, except pursuant to registration under the U.S. Securities Act or an exemption from such registration requirements. Prior to the issuance of Asanko Shares pursuant to any such exercise, Asanko may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Asanko to the effect that the issuance of such Asanko Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

The foregoing discussion is only a general overview of certain requirements of U.S. Securities Laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Part 9, Division 5 of the BCBCA which provides that, where it is not practicable for a corporation to effect a fundamental change in the nature of an arrangement under any other provisions of the BCBCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the BCBCA, such an application will be made by PMI and Asanko for approval of the Arrangement. See "Part I - The Arrangement -- Court Approvals -- Final Order" above. Although there have been a number of judicial decisions considering this section of the BCBCA and applications to various arrangements, there have not been, to the knowledge of PMI or Asanko, any recent significant decisions which would apply in this instance. PMI Shareholders and Asanko Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Legal Matters

Stikeman Elliott has acted for PMI in connection with the Arrangement. McMillan has acted for Asanko in connection with the Arrangement. As at December 20, 2014, the partners and associates of Stikeman Elliott and McMillan, respectively, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding PMI Shares and less than 1% of the outstanding Asanko Shares.

Experts of PMI and Asanko

As at the date of the Obotan Technical Report, none of Peter Gleeson, Jeff Price, Ross Cheyne or Gerry Neeling, being the authors of the Obotan Technical Report, held any securities of PMI.

As at the date of the Kubi Technical Report, none of Andrew Netherwood, Simon Edward Meadows Smith or Joe Amanor, being the authors of the Kubi Technical Report, held any securities of PMI.

To the knowledge of Asanko, as of the date hereof, none of Andrew Neil Clay, Douglas Heher, Fanie Coetzee, Guy Wild, Glenn Bezuidenhout and Thomas Obiri-Yeboah, being the authors of the Esaase Technical Report, hold any securities of Asanko.

As of the date hereof, each of Macquarie Canada and Canaccord Genuity and their "designated professionals"(as defined in Form 51-102F2 - Annual Information Form) respectively, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding PMI Shares and less than 1% of the outstanding Asanko Shares.

The auditors of PMI and Asanko are KPMG LLP, Chartered Accountants of 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. KPMG LLP has advised PMI and Asanko that it is independent with respect to both PMI and Asanko within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Certain Canadian Federal Income Tax Considerations

General

The following summary fairly describes the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to a PMI Shareholder who, for the purposes of the Tax Act, and at all relevant times: (i) hold its PMI Shares, as well as Asanko Shares to be received under the Arrangement, as capital property, and (ii) deals at arm's length, and is not affiliated, with PMI or Asanko for the purposes of the Tax Act (a "Shareholder").

PMI Shares and Asanko Shares will generally be considered to be capital property to a Shareholder unless they are held in the course of carrying on a business of buying and selling securities, or are acquired in a transaction or transactions which may be considered to be an adventure or concern in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act and whose PMI Shares or Asanko Shares might not otherwise qualify as capital property may be entitled to have them, and all other "Canadian securities" (as defined in the Tax Act) owned by them, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Shareholders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances.

This summary is not applicable to a Shareholder: (a) that is a "financial institution" (as defined in the Tax Act) for the purposes of the mark-to-market rules contained in the Tax Act; (b) that is a "specified financial institution" (as defined in the Tax Act); (c) an interest in which would be a "tax shelter investment" (as defined in the Tax Act); (d) which is exempt from tax under Part I of the Tax Act; (e) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (f) that enters into a "derivative forward agreement" in respect of the PMI Shares; or (g) that is a foreign affiliate of a taxpayer resident in Canada. This summary also does not address the income tax considerations of the Arrangement to PMI Optionholders and PMI Warrantholders. Additional considerations, not discussed herein, may be applicable to a Shareholder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Shareholders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based upon the current provisions of the Tax Act and the current published administrative policies and assessing practices of the CRA publicly available to the date hereof. This summary assumes that all specific publicly announced proposals to amend the Tax Act announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof will be enacted as proposed, although there is no assurance that such proposed amendments will be enacted as proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Shareholder. Shareholders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

Shareholders Resident in Canada

This part of the summary is applicable to a Shareholder who, at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act and any applicable income tax convention (a "Resident Shareholder").

Exchange of PMI Shares for Asanko Shares

In general, the exchange of PMI Shares for Asanko Shares under the Arrangement will not give rise to a capital gain (or capital loss) to a Resident Shareholder unless such shareholder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs.

Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of PMI Shares for Asanko Shares (as discussed below), Resident Shareholders will generally be deemed to have disposed of PMI Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and will be deemed to acquire their Asanko Shares at a cost equal to that same amount. This cost will be averaged with the adjusted cost base of all other Asanko Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Asanko Share held by such Resident Shareholder.

A Resident Shareholder may choose to recognize a capital gain or capital loss on the exchange of PMI Shares for Asanko Shares under the Arrangement in such shareholder's taxation year in which the exchange occurs. In such event, the Resident Shareholder will be considered to have disposed of the PMI Shares for proceeds of disposition equal to the fair market value of the Asanko Shares received on the exchange. Such shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the adjusted cost base of that Resident Shareholder's PMI Shares immediately before the exchange and any reasonable costs of disposition. Any Resident Shareholder that chooses to recognize a capital gain or capital loss will acquire the Asanko Shares at a cost equal to the fair market value of such Asanko Shares received on the exchange. The cost of such Asanko Shares must be averaged with the adjusted cost base of all other Asanko Shares held by such Resident Shareholder for the purposes of determining the adjusted cost base of each Asanko Share to the Shareholder. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses". It is not possible for a Resident Shareholder to elect to recognize only a portion of the gain otherwise realized on a disposition of PMI Shares using the mechanism described above.

Dividends on Asanko Shares

A Resident Shareholder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on its Asanko Shares. In the case of a Resident Shareholder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Asanko as eligible dividends in accordance with the provisions of the Tax Act. Asanko may be subject to restrictions on its ability to make such designations under the Tax Act, and has made no commitment in this regard.

A dividend received (or deemed to be received) by a Resident Shareholder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

A Resident Shareholder that is a "private corporation" or "subject corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 331⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Asanko Shares to the extent such dividends are deductible in computing the Resident Shareholder's taxable income for the taxation year.

Taxable dividends received by an individual, other than certain specified trusts, may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions of Asanko Shares

Generally, on a disposition or deemed disposition of an Asanko Share, a Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Shareholder of the Asanko Shares immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a "taxable capital gain") realized by a Resident Shareholder in a taxation year must be included in computing the Resident Shareholder's income for that taxation year. One-half of any capital loss (an "allowable capital loss") must be deducted against taxable capital gains realized by the Resident Shareholder in the year of disposition, in accordance with the detailed rules of the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances as specified in the Tax Act.

If a Resident Shareholder is a corporation, the amount of any capital loss otherwise arising upon the disposition of a PMI Share or Asanko Share may be reduced by certain dividends previously received or deemed to have been received on the share, all to the extent and under the circumstances prescribed by the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns such shares.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Dissenting Resident Shareholders

A Resident Shareholder who, as a result of the exercise of Dissent Rights, disposes of PMI Shares to PMI in consideration for a cash payment, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the "paid-up capital" (as defined in the Tax Act) of the Resident Shareholder's PMI Shares. In certain circumstances, the dividend deemed to have been received by a Resident Shareholder that is a corporation may be treated as proceeds of disposition. In addition, such dissenting Resident Shareholder will be considered to have disposed of such shareholder's PMI Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as noted above. Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such dissenting Resident Shareholder's adjusted cost base of such PMI Shares immediately before the disposition and any reasonable costs of disposition. The general tax consequences to a dissenting Resident Shareholder of realizing such a capital gain or capital loss are described above in "Taxation of Capital Gains and Capital Losses". Interest awarded by a court to a dissenting Resident Shareholder will be included in such shareholder's income for purposes of the Tax Act.

Dissenting Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Canadian-controlled private corporations

A Resident Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including interest, net taxable capital gains and any dividends or deemed dividends that are not deductible in computing taxable income.

Non-Resident Shareholders

The following portion of the summary is applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold their PMI Shares or Asanko Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere.

Exchange of PMI Shares for Asanko Shares

A Non-Resident Shareholder will generally be subject to the same income tax considerations as those discussed above with respect to Resident Shareholders under "- Shareholders Resident in Canada - Exchange of PMI Shares for Asanko Shares". However, if a Non-Resident Shareholder chooses to report a capital gain or capital loss on the exchange of such shares, the Non-Resident Shareholder will not be subject to tax under the Tax Act unless the PMI Shares constitute "taxable Canadian property" to the Non-Resident Shareholder at the time of the exchange and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, shares of a corporation will not constitute taxable Canadian property to a holder thereof at the time of disposition provided that the shares are listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period that ends at that time: (a) such holder, persons with whom such holder did not deal at arm's length, or such holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the particular corporation; and (b) more than 50% of the fair market value of the shares disposed of was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties. PMI Shares may also be deemed to be taxable Canadian property of a Non-Resident Shareholder in certain circumstances. Non-Resident Shareholders whose PMI Shares are "taxable Canadian property" are advised to consult their own tax advisors with respect to the Arrangement.

Disposition of Asanko Shares

Any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Asanko Shares acquired pursuant to the Arrangement will not be subject to tax under the Tax Act unless (i) such shares are "taxable Canadian property" of the Non-Resident Shareholder at the time of the disposition, and (ii) the Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty.

See the discussion above regarding the description of "taxable Canadian property" and the possible application of an applicable income tax convention or treaty.

Dividends on Asanko Shares

Dividends paid, deemed to be paid, or credited on Asanko Shares to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends unless the rate is reduced by an applicable income tax convention or treaty. For example, under the Canada-Australia Income Tax Convention (the "Convention"), where dividends are paid to or derived by a Non- Resident Shareholder who is the beneficial owner of the dividends and is a resident of Australia for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who, as a result of the exercise of Dissent Rights disposes of PMI Shares to PMI in consideration for a cash payment, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the "paid-up capital" (as defined in the Tax Act) of the Non-Resident Shareholder's PMI Shares. Any dividend deemed to have been received will be subject to Canadian withholding tax in generally the same manner as outlined above under "Non-Resident Shareholders - Dividends on Asanko Shares".

In addition, the dissenting Non-Resident Shareholder will be considered to have disposed of such holder's PMI Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as noted above. Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such dissenting Non-Resident Shareholder's adjusted cost base of such PMI Shares immediately before the disposition and any reasonable costs of disposition. Any capital gain realized by a dissenting Non-Resident Shareholder on such a disposition of PMI Shares will generally not be subject to tax under the Tax Act unless the PMI Shares are "taxable Canadian property" to the Shareholder and the shares are not exempt from taxation in Canada under the terms of an applicable income convention or treaty.

Any interest awarded to a dissenting Non-Resident Shareholder by a court will not be subject to Canadian withholding tax unless such interest constitutes "participating debt interest" for purposes of the Tax Act.

Dissenting Non-Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Asanko Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Asanko Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of PMI Shares or Asanko Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of PMI Shares and Asanko Shares.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding any U.S. tax consequences of the Arrangement or the ownership and disposition of Asanko Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS INFORMATION CIRCULAR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER OR ANY OTHER PERSON, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of PMI Shares participating in the Arrangement (or after the Arrangement, Asanko Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

    an individual who is a citizen or resident of the U.S.;

    a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

    an estate whose income is subject to U.S. federal income taxation regardless of its source; or

    a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of PMI Shares participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership, and disposition of Asanko Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership, and disposition of Asanko Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

    any conversion into PMI Shares or Asanko Shares of any notes, debentures or other debt instruments;

    any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire PMI Shares or Asanko Shares, including the PMI Options and PMI Warrants; and

    any transaction, other than the Arrangement, in which PMI Shares or Asanko Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own PMI Shares (or after the Arrangement, Asanko Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired PMI Shares (or after the Arrangement, Asanko Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold PMI Shares (or after the Arrangement, Asanko Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding PMI Shares (or after the Arrangement, Asanko Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold PMI Shares (or after the Arrangement, Asanko Shares) in connection with carrying on a business in Canada; (d) persons whose PMI Shares (or after the Arrangement, Asanko Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Asanko Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds PMI Shares (or after the Arrangement, Asanko Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of Asanko Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partnership or partner. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Asanko Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Subject to the PFIC rules discussed below, an exchange of PMI Shares for Asanko Shares pursuant to the Arrangement should qualify as a tax-deferred reorganization under Section 368(a) of the Code (a "Reorganization"). Neither PMI nor Asanko has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if PMI is Classified as a PFIC

A U.S. Holder of PMI Shares could be subject to special, adverse tax rules in respect of the Arrangement if PMI was classified as a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any tax year during which such U.S. Holder holds or held PMI Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

PMI believes that it was a PFIC during one or more prior tax years, and based on its current business plans and financial projections, PMI expects to be a PFIC for its current tax year ending June 30, 2014. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of PMI has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of PMI during its current tax year or any prior or future tax year.

Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if PMI was classified as a PFIC for any tax year during which a U.S. Holder held PMI Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the Arrangement. Under the default PFIC rules:

    the Arrangement may be treated as a taxable exchange to such U.S. Holder even if such transaction qualifies as a Reorganization as discussed below;

    any gain on the sale, exchange or other disposition of PMI Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the part three years) will be allocated rateably over such U.S. Holder's holding period;

    the amount allocated to the current tax year and any year prior to the first year in which PMI was classified as a PFIC will be taxed as ordinary income in the current year;

    the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

    an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code (described under the heading " - Ownership of Asanko Shares - Passive Foreign Investment Company Rules - Mark-to-Market Election" below) or a timely and effective election to treat PMI as a "qualified electing fund" under Section 1295 of the Code (a "QEF Election", described under the heading " - Ownership of Asanko Shares - Passive Foreign Investment Company Rules - QEF Election" below) may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that PMI will satisfy the record keeping requirements that apply to a QEF, or that PMI will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that PMI is a PFIC for any tax year. U.S. Holders may not be able to make or maintain a QEF Election with respect to their PMI Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election or Mark-to-Market Election is referred to for purposes of this summary as a "Non-Electing Shareholder."

Under proposed Treasury Regulations:

    a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer (for purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception"); and

    a Non-Electing Shareholder generally does recognize a gain (but not a loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

Based on current business plans and financial projections, Asanko expects to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of Asanko has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of Asanko during its current tax year or any prior or future tax year.

Accordingly, if the applicable proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this were to occur after the Effective Date of the Arrangement), it is expected that the PFIC-for-PFIC Exception likely will be available to U.S. Holders with respect to the Arrangement. However, because the PFIC classification of Asanko for its current tax year cannot be determined until the close of such tax year, there can be no assurances provided that the PFIC-for-PFIC Exception will be available to U.S. Holders.

Each U.S. Holder should consult its own tax advisors regarding the potential application of the PFIC rules to the exchange of PMI Shares for Asanko Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Arrangement qualifies as a Reorganization, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder should be generally as set forth below in the discussion "Tax Consequences if the Arrangement Qualifies as a Reorganization"; however, it is unclear whether the IRS would agree with this interpretation and/or whether it could attempt to treat the transaction as a taxable exchange on some alternative basis. If a gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder's holding period for the Asanko Shares, for the purposes of applying the PFIC rules, would presumably include the period during which the U.S. Holder held its PMI Shares. Consequently, a subsequent disposition of the Asanko Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, and the PFIC rules discussed above do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)     a U.S. Holder who exchanges PMI Shares for Asanko Shares will not recognize a gain or loss as a result of the Arrangement;

(b)     the aggregate tax basis of a U.S. Holder in the Asanko Shares acquired in exchange for PMI Shares will be equal to such U.S. Holder's aggregate tax basis in the PMI Shares surrendered in exchange therefor;

(c)     the holding period of a U.S. Holder for the Asanko Shares acquired in exchange for PMI Shares pursuant to the Arrangement will include such U.S. Holder's holding period for PMI Shares; and

(d)     U.S. Holders who exchange PMI Shares for Asanko Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder's treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, then, subject to the PFIC rules discussed above, the following U.S. federal income tax consequences will result for U.S. Holders:

(a)     a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Asanko Shares received in exchange for PMI Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the PMI Shares surrendered in exchange therefor;

(b)     the tax basis of a U.S. Holder in the Asanko Shares received in exchange for PMI Shares pursuant to the Arrangement will be equal to the fair market value of such Asanko Shares on the date of receipt; and

(c)     the holding period of a U.S. Holder for the Asanko Shares received in exchange for PMI Shares pursuant to the Arrangement will begin on the day after the Asanko Shares are received.

Subject to the PFIC rules discussed above, any gain or loss described in clause (a) immediately above generally would be a capital gain or loss, which will be a long-term capital gain or loss if the U.S. Holder's holding period for the PMI Shares is greater than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash by PMI in exchange for all of such U.S. Holder's PMI Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for PMI Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such PMI Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be a capital gain or loss, which will be a long-term capital gain or loss if the U.S. Holder's holding period for the PMI Shares is greater than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Asanko Shares

Passive Foreign Investment Company Rules

PFIC Status of Asanko

If Asanko were to constitute a PFIC (as defined above) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Asanko Shares. As is noted above, a non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if Asanko owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Asanko will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by Asanko from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

As discussed above, based on current business plans and financial projections, Asanko expects to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement and may be classified as a PFIC in future tax years.

In any year in which Asanko is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Under certain attribution rules, if Asanko is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of Asanko's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Asanko or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Asanko Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Asanko Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If Asanko is a PFIC for any tax year during which a U.S. Holder owns Asanko Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Asanko Shares will depend on whether and when such U.S. Holder makes QEF Election or a Mark-to-Market Election with respect to Asanko and each Subsidiary PFIC, if any. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election with respect to their Asanko Shares will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Asanko Shares and (b) any "excess distribution" received on the Asanko Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Asanko Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Asanko Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Asanko Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Asanko Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If Asanko is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Asanko Shares, Asanko will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Asanko ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Asanko Shares were sold on the last day of the last tax year for which Asanko was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Asanko Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Asanko Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of Asanko, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Asanko, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Asanko is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Asanko. However, for any tax year in which Asanko is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Asanko generally may receive a tax-free distribution from Asanko to the extent that such distribution represents "earnings and profits" of Asanko that were previously included in income by the U.S. Holder because of the QEF Election and such U.S. Holder's tax basis in the Asanko Shares will be adjusted to reflect the amount included in income, and any amount allowed as a tax-free distribution, resulting from the QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize a capital gain or loss on the sale or other taxable disposition of Asanko Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether the QEF Election is made for the first year in the U.S. Holder's holding period for the Asanko Shares in which Asanko was a PFIC. A U.S. Holder may make a QEF Election for such first year by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Asanko Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Asanko Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Asanko ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Asanko is not a PFIC. Accordingly, if Asanko becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Asanko qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that Asanko will satisfy the record keeping requirements that apply to a QEF, or that Asanko will supply U.S. Holders with the information necessary for them to satisfy the reporting requirements under the QEF rules, in the event that Asanko is a PFIC. Thus, U.S. Holders may not be able to make an effective QEF Election with respect to their Asanko Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to the U.S. Holder's timely filed United States federal income tax return. However, if Asanko cannot provide the required information with regard to Asanko or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Asanko Shares are marketable stock. The Asanko Shares generally will be "marketable stock" if the Asanko Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Asanko Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Asanko Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Asanko Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Asanko Shares.

A U.S. Holder that makes a Mark-to-Market Election must include in ordinary income, for each tax year in which Asanko is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Asanko Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Asanko Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Asanko Shares, over (b) the fair market value of such Asanko Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Asanko Shares to reflect the amount included in gross income or allowed as a deduction because of the Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Asanko Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Asanko Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Asanko Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock will not be marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize a gain (but not a loss) upon certain transfers of Asanko Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Asanko Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if Asanko is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Asanko Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Asanko Shares.

Foreign taxes paid with respect to any distribution in respect of stock in a PFIC generally are eligible for the foreign tax credit. However, special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding their application to the U.S. Holder.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Asanko Shares.

Ownership and Disposition of Asanko Shares

The following discussion is subject to the rules described above under the heading " - Passive Foreign Investment Company Rules."

Distributions on Asanko Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Asanko Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Asanko, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if Asanko is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Asanko, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the Asanko Shares and thereafter as gain from the sale or exchange of such Asanko Shares. (See "- Sale or Other Taxable Disposition of Asanko Shares" below). However, Asanko may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by Asanko with respect to the Asanko Shares will constitute ordinary dividend income. Dividends received on Asanko Shares generally will not be eligible for the "dividends received deduction." Subject to applicable limitations and provided that Asanko is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by Asanko to non-corporate U.S. Holders, including individuals, generally would be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain conditions are satisfied, including that Asanko not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Asanko Shares

Upon the sale or other taxable disposition of Asanko Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Asanko Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be a long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder's holding period for the Asanko Shares is greater than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Asanko Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Asanko Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to certain specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Asanko Shares, or on the sale, exchange or other taxable disposition of Asanko Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution or proceeds, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their disposition of PMI Shares in connection with the Arrangement and their ownership and disposition of Asanko Shares.

Information Reporting and Backup Withholding Tax

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Asanko Shares, (b) proceeds arising from the sale or other taxable disposition of Asanko Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder: (i) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified non-U.S. financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Asanko Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Certain Australian Tax Considerations

The following is a general overview of the Australian tax implications for PMI Shareholders who participate in the Arrangement and subsequently hold and/or dispose of Asanko Shares received in the Arrangement. Due to the general and limited nature of the comments, reliance should not be placed on this overview and PMI Shareholders should instead seek professional tax advice taking into account their own particular facts and circumstances.

This overview is confined to Australian taxation issues and is only one of the matters a PMI Shareholder needs to consider when making a decision about his, her or its investments. Each PMI Shareholders should consider taking advice from a licensed adviser, before making a decision about his, her or its investments.

Introduction

The following is a general overview of the Australian tax implications for PMI Shareholders who participate in the Arrangement and subsequently hold and/or dispose of Asanko Shares.

Please note, the tax comments set out below are necessarily general and limited in nature, are based on a number of simplifying assumptions, and do not take in to consideration the specific circumstances of each PMI Shareholder. For example, the comments set out below are based on the assumptions that the Arrangement occurs as planned, that all PMI Shares were acquired by PMI Shareholders after 21 September 1999 and are held on capital account. That is, the tax comments do not consider the tax implications arising in respect of any PMI Shareholders who are engaged in a business of trading or investment, those who acquired their PMI Shares for the purpose of resale at a profit or otherwise hold their PMI Shares on revenue account or as trading stock, or those which are banks, insurance companies, tax exempt entities, superannuation funds or persons who acquired their shares in respect of their employment with PMI (or an associated company), who may be subject to special or different tax consequences particular to their circumstances, nor PMI Shareholders who are subject to Division 230 of the Income Tax Assessment Act 1997 (Cth).

Lastly, this overview does not address the tax implications for holders of PMI Options or PMI Warrants who participate in the Arrangement.

PMI Shareholders who are not resident in Australia for tax purposes should also take into account the tax implications of the Arrangement under the tax law of their country of residence, as well as under Australian tax law.

This tax overview is based on the tax laws and administrative practice of Australia as in effect at the date of this Information Circular, including any regulations made under those laws, but is not intended to be an authoritative or complete statement of such tax laws applicable to the particular circumstances of every PMI Shareholder. It is possible that relevant tax law changes may be made subsequently which impact the tax implications of the Arrangement. As mentioned above, reliance should not be placed on this overview and PMI Shareholders should instead seek professional tax advice taking into account their own particular facts and circumstances.

Australian Tax Implications

Australian Tax Resident PMI Shareholders

Capital Gain ("CGT") on Disposal of PMI Shares to Asanko

The disposal of PMI Shares to Asanko in the Arrangement will give rise to a CGT event for PMI Shareholders at the time of disposal.

PMI Shareholders will prima facie derive a capital gain on the disposal of their PMI Shares to the extent the market value of the capital proceeds received (i.e. the Asanko Shares) exceeds the CGT cost base of their PMI Shares. Conversely, PMI Shareholders will incur a capital loss on the disposal of their PMI Shares to the extent the market value of the capital proceeds received (i.e. the Asanko Shares) is less than the CGT reduced cost base of their PMI Shares held.

The CGT cost base of the PMI Shares held by each PMI Shareholder will generally include the consideration paid to acquire the shares plus certain related costs of acquisition, including any incidental costs of acquisition such as brokerage fees and stamp duty. The reduced cost base of shares is determined similarly, though there are some limitations on including certain related costs.

Each PMI Shareholder should seek separate tax advice to confirm the cost base or reduced cost base of their PMI Shares and hence to determine the extent of any capital gain or loss arising on the disposal of the PMI Shares to Asanko.

CGT Rollover Relief on Disposal of PMI Shares

PMI Shareholders who make a capital gain on the disposal of their PMI Shares may be eligible to elect for CGT rollover relief in respect of that gain.

A PMI Shareholder who makes a capital loss on the disposal of their PMI Shares to Asanko cannot choose CGT rollover relief (that is, the PMI Shareholder cannot elect to defer the capital loss they incur as a result of the Arrangement).

If a PMI Shareholder is eligible and makes an election to apply CGT rollover relief, any capital gain derived from the disposal of their PMI Shares to Asanko would be disregarded (that is, taxation of the capital gain is effectively deferred until the Asanko Shares are disposed).

Where the CGT rollover relief is elected, the CGT cost base and acquisition date(s) of the PMI Shareholder's interests in the PMI Shares would effectively transfer to the new Asanko Shares acquired. That is, the CGT cost base of the PMI Shares will become the CGT cost base of the Asanko Shares acquired. This will be relevant for any future disposal of the Asanko Shares acquired in the Arrangement by those former PMI Shareholders.

To choose CGT rollover relief, a PMI Shareholder must make a choice before lodging their income tax return for the income year in which the disposal date occurs. The way in which a PMI Shareholder prepares their income tax return is evidence of making the choice (that is by not including the disregarded capital gain in their assessable income). There is no need for the PMI Shareholder to lodge a notice with the Australian Taxation Office ("ATO") evidencing the election to choose CGT rollover relief.

CGT Rollover Relief on Disposal of PMI Shares Not Applicable or Not Chosen

If a PMI Shareholder is unable to obtain CGT rollover relief or does not choose for CGT rollover relief to apply, any capital gain derived from the disposal of their PMI Shares is not disregarded and is therefore assessable in Australia, subject to the recoupment of any current and/or prior year capital losses, and the application of any applicable CGT discounts/exemptions.

In these circumstances, the amount of any taxable capital gain will be based on the cost base of the PMI Shares and the market value of the Asanko Shares acquired, as determined on the Effective Date.

PMI Shareholders who are individuals, superannuation funds or trusts may be entitled to a CGT discount where those PMI Shares had been held by the PMI Shareholder for more than 12 months. The CGT discount for individuals and trusts is 50%, and for superannuation funds is 33 1⁄3%.

If the PMI Shareholder is a company that has held a direct voting percentage of 10% or more in PMI throughout a 12 month period during the two years before the disposal it may be able to reduce the capital gain or loss, in certain circumstances, where PMI carries on an active business outside of Australia.

Furthermore, where rollover relief is not applied, the Asanko Shares will be taken to have been acquired for an amount equal to the market value of the PMI Shares exchanged on the Effective Date. This will be relevant for any future application of CGT to the Asanko Shares acquired in the Arrangement.

Assessability of Future Dividend Income Received from Asanko Shares

Dividends received by PMI Shareholders in relation to their Asanko Shares will be assessable to those PMI Shareholders, including any foreign withholding taxes withheld from those dividends.

Where dividends are subject to any foreign withholding taxes, those taxes may be creditable as a foreign income tax offset ("FITO") against the PMI Shareholder's Australian tax liability. However, the amount of the FITO will be limited to the greater of A$1,000 and the Australian tax payable on the PMI Shareholder's assessable foreign income for the income year (less allowable deductions).

Notwithstanding the above, if the PMI Shareholder is a company and it holds more than a 10% interest in Asanko after the Effective Date, any dividends received by the shareholder should not be subject to tax in Australia.

Future Disposal of Asanko Shares

Any future disposal of Asanko Shares acquired in the Arrangement will trigger the application of Australian CGT on any capital gain or loss that arises. In determining the capital gain (or loss) the proceeds would prima facie equal the consideration received by the shareholder on the sale of its Asanko Shares. The cost base (or reduced cost base) will depend on whether or not the PMI Shareholder elected to apply a CGT rollover relief.

That is, if CGT rollover relief has been elected, the calculation of any capital gain or loss on any future disposal of Asanko Shares acquired in the Arrangement will be based on the historical cost base to the PMI Shareholder of their original PMI Shares which were disposed of on the Effective Date.

Alternatively, if CGT rollover relief was not elected then any future capital gain or loss would be determined based on a cost base for the Asanko Shares acquired in the Arrangement equal to the market value of those shares on the Effective Date.

In the absence of any CGT relief, any capital gain derived from the disposal of the Asanko Shares is assessable in Australia subject to the recoupment of any current and/or prior year capital losses, and the application of any applicable CGT discounts/exemptions. PMI Shareholders who are individuals, superannuation funds or trusts may be entitled to a CGT discount where those Asanko Shares had been held by the PMI Shareholder for more than 12 months. The CGT discount for individuals and trusts is 50%, and for superannuation funds is 33 1⁄3%.

If the PMI Shareholder is a company that has held a direct voting percentage of 10% or more in Asanko throughout a 12 month period during the two years before the disposal it may be able to reduce the capital gain or loss, in certain circumstances, where Asanko carries on an active business outside of Australia.

For PMI Shareholders who are individuals, superannuation funds or trusts, and who elected to apply the CGT rollover relief on the disposal of their PMI Shares, the 12 month holding period in respect of the Asanko Shares acquired in the Arrangement would be deemed to commence at the date of acquisition of the original PMI Shares which were disposed of on the Effective Date.

Conversely, for those PMI Shareholders who do not elect for CGT rollover relief to apply on the disposal of the PMI Shares, the 12 month holding period would commence at the Effective Date.

If a capital gain is subject to any foreign taxes, those taxes may be creditable as a FITO against the PMI Shareholder's Australian tax liability. However, the amount of the FITO will be limited to the greater of A$1,000 and the Australian tax payable on the shareholder's assessable foreign income for the income year (less allowable deductions).

Other Implications

No Australian Goods and Services Tax or Australian Stamp Duty should be payable by PMI Shareholders in relation to the disposal of PMI Shares or on the receipt of Asanko Shares under the Arrangement.

Non-Australian Tax Resident PMI Shareholders

CGT on Disposal of PMI Shares

If the PMI Shares are not considered to be taxable Australian property ("TAP") when disposed, non-Australian tax resident PMI Shareholders should not be subject to Australian CGT in relation to any gains or losses arising from the disposal of their PMI Shares under the Arrangement.

In broad terms, PMI Shares may be TAP if a shareholder, together with its associates, holds 10% or more of the shares in PMI at the time of disposal or throughout a 12-month period during the two years before the disposal, and the majority (by value) of PMI's underlying assets consist of real property situated in Australia.

PMI has advised that as at the date of this Information Circular, it will not directly or indirectly own any real property situated in Australia (including, but not limited to, any Australian mining, quarrying and prospecting rights).

Assessability of Future Dividend Income Received from Asanko Shares

Non-Australian tax resident PMI Shareholders should not be subject to Australian income tax on dividends received from Asanko Shares unless such dividends are paid out of profits derived by Asanko from Australian sources, and subject to the tax residency of such shareholders.

CGT on Future Disposal of Asanko Shares

Non-Australian tax resident PMI Shareholders should not be subject to Australian CGT in relation to any gains (or losses) from the future disposal of Asanko Shares unless the Asanko Shares are TAP or are an asset used by the taxpayer at any time in carrying on business in Australia through a permanent establishment.

Other Tax Implications

No Australian Goods and Services Tax or Australian Stamp Duty should be payable by non-Australian tax resident PMI Shareholders in relation to the disposal of PMI Shares or on the receipt of Asanko Shares under the Arrangement.

PART II-- PRO FORMA INFORMATION OF ASANKO AFTER
GIVING EFFECT TO THE ARRANGEMENT

Pro Forma Financial Information for Asanko

PMI Shareholders and Asanko Shareholders should read the unaudited pro forma consolidated financial statements of Asanko after giving effect to the Arrangement for the twelve months ended December 31, 2012 and for the nine months ended and as at September 30, 2013, included in Appendix H to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Asanko, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) of the results expected in future periods.

See the unaudited pro forma consolidated financial statements of Asanko following completion of the Arrangement set forth in Appendix H to this Information Circular.

Business Objectives of Asanko

Upon completion of the Arrangement, the business of Asanko and PMI will be consolidated into a single corporate group. The principal business of Asanko following the Arrangement will be to develop the Obotan Gold Project and the Esaase Gold Project into producing mines. Both projects are located in Ghana, and are in addition to other exploration tenements that Asanko will hold and which cover over 70 kilometers of belt strike of the Asankrangwa gold belt and over 1,000 square kilometers of tenements. Asanko's intention is to proceed to move the Esaase Gold Project into construction using the US$280 million (before transaction costs) of cash that will be available to Asanko as a result of the Arrangement and an existing US$150 million debt facility. The Esaase Gold Project is the subject of a pre-feasibility study that has established development capital costs of US$286 million to bring the Esaase Gold Project to production. It is expected that the Esaase Gold Project will begin construction in the first quarter of 2014 and be operating at a steady state gold production rate of 200,000 ounces per year by the end of 2015. Assuming successful completion of the Arrangement, the Obotan Gold Project will be co-developed with Esaase and could be in production in 2017 and producing an additional 200,000 ounces per year of gold. Asanko will conduct an optimization analysis in 2014 with the goal of enhancing the economic profile of both projects through targeted operational and capital synergies.

Asanko will have a combined resource base from both the Obotan Gold Project and Esaase Gold Project of 7.5 million ounces at an average grade of 1.68 grams per tonne in the measured and indicated resource category, as well as additional inferred resources of 2.9 million ounces at an average grade of 1.63 grams per tonne. See "Part I - The Arrangement - Arrangement Considerations and Benefits of the Arrangement".

Directors and Officers of Asanko Upon Completion of the Arrangement

Mr. Peter Breese, the current Chief Executive Officer of Asanko, and Mr. Greg McCunn, the current Chief Financial Officer, will stay on in their current roles following the completion of the Arrangement.

Contemporaneously with completion of the Arrangement, Keith Minty and Robert Sali will resign as directors of Asanko. Peter Breese, Shawn Wallace, Gordon J. Fretwell, Colin Steyn and Marcel de Groot will continue as directors of Asanko. In addition, Michael Price and Peter Bradford will be appointed to the Asanko Board to hold office until the next annual general meeting of Asanko.

The directors of Asanko will hold office until the next annual general meeting of Asanko shareholders or until their respective successors have been duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Asanko or within the provisions of the BCBCA.

The following table sets forth certain information for the persons that will serve as directors of Asanko following completion of the Arrangement, including the province or state in which each is ordinarily resident, all offices of Asanko now held or proposed to be held following completion of the Arrangement by each of them, the period of time for which each director has served as a director of Asanko, as applicable, each director's principal occupation, business or employment for the past five years, and the number of Asanko Shares and Asanko Options beneficially owned by each director, directly or indirectly, or over which each director exercises control or direction as at December 20, 2013.

Name and Residence	Office with Asanko	Principal Occupation, Business or Employment During Past Five Years	Number of Asanko Shares Held
Peter Breese Gauteng, South Africa	Chief Executive Officer and Director (since October 15, 2012)

President, Chief Executive Officer and Director of Asanko; Director of Coalspur Mines Limited; Past Chief Executive Officer of Mantra Resources; Past Chief Executive Officer of Norilsk Nickel International.

145,349 Asanko Shares(2) 600,000 Asanko Options 145,349 Asanko Warrants
Shawn Wallace British Columbia, Canada	Director (since March 3, 2010)	Chairman, Chief Executive Officer and Director of Asanko; Chairman and Director of Cayden Resources Inc; Director of Stratton Resources Inc.; Past Director of Full Metal Minerals Inc.	17,200 Asanko Shares 665,000 Asanko Options
Gordon J. Fretwell British Columbia, Canada	Director (since February 24, 2004)	Director of Asanko; Director of Northern Dynasty Minerals Ltd.; Director of Benton Resources Corp; Director of Curis Resources Ltd.; Director of Coro Mining Corp.	208,600 Asanko Shares 115,000 Asanko Options
Colin Steyn(3) London, United Kingdon	Director (since October 15, 2012)	Formerly Chief Executive Officer of LionOre Mining International, Ltd.; Chairman of Coalspur Mines Ltd; Non-Executive Director of Mirabela Nickel Limited.	8,191,174 Asanko Shares 56,000 Asanko Options 8,191,174 Asanko Warrants
Marcel de Groot British Columbia, Canada	Director (since October 15, 2012)

Director of Asanko Inc.; Director of Sandstorm Metals & Energy Ltd.; Chief Executive Officer and Director of Waterloo Resources Ltd.; Director of Esperanza Resources Corp.; Director of Premier Royalty Inc.

190,000 Asanko Options
Peter Bradford Korora, Australia	Director	President, Chief Executive Officer and Director of PMI; President and Chief Executive Officer of Copperbelt Minerals Limited.	Nil(4)
Michael Price London, United Kingdom	Director	Director of PMI; Director of Eldorado Gold Corporation; Director of Forbes and Manhattan Coal Corporation; Director of Central Asia Metals plc.	Nil(5)

Notes:

(1)     The committees of the Asanko Board and the members thereof will be determined by the Asanko Board following completion of the Arrangement.

(2)      As at the date of this Information Circular, Mr. Breese holds 190,000 PMI Shares. Upon completion of the Arrangement, Mr. Breese will receive 39,900 Asanko Shares in exchange for the 190,000 PMI Shares he holds.

(3)     Mr. Steyn is a partner of Highland Park SA and in such capacity exercises control over the Asanko Shares and the Asanko Warrants held by Highland Park SA. As at the date of this Information Circular, Highland Park SA holds 8,191,174 Asanko Shares and 8,191,174 Asanko Warrants.

(4)     Assuming the completion of the Arrangement, Mr. Peter Bradford will hold 315,000 Asanko Shares and 210,000 Replacement Options.

(5)     Assuming completion of the Arrangement, Mr. Michael Price will hold nil Asanko Shares and 63,000 Replacement Options.

The information as to the province or state of residence, principal occupation and business or employment is not within the knowledge of the directors or executive officers of Asanko and has been furnished by the individual nominees/directors, as applicable. The number of Asanko Shares beneficially owned by each director or over which each director exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at December 20, 2013 or has been provided by individual directors/nominees.

Except as disclosed below, none of the individuals named above is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular a director, chief executive officer or chief financial officer of any company that:

(a)     was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)     was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the individuals named above is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, none of the individuals named above has been subject to:

(a)     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)     any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Additional Information Regarding the Directors Following the Arrangement

Peter Breese, Director of Asanko -- Mr. Breese is the President, Chief Executive Officer and a director of Asanko. Mr. Breese has over 25 years of operational experience in the global mining industry, having predominantly worked across southern Africa (South Africa, Botswana, Tanzania and Zimbabwe) and Australia in the uranium, nickel, platinum and chrome sectors. He has held a number of senior management positions with TSX and ASX publicly listed companies, including Chief Executive Officer of Mantra Resources, before its US$1 billion acquisition by ARMZ, the 51.4% shareholder in Uranium One Inc., Chief Executive of Norilsk Nickel International, following its US$6 billion acquisition of LionOre, where he was Chief Operating Officer, as well as senior executive and board positions with Impala Platinum Holdings, Mimosa Mining Company, Zimasco and BCL. He is currently a Director of TSX listed Coalspur Mines Limited and holds a PMD from Harvard Business School.

Shawn Wallace, Director of Asanko -- Mr. Wallace is the current Chairman of Asanko. He has spent the last twenty years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects. Mr. Wallace is currently a director of Cayden Resources Inc. and Stratton Resources Inc.

Colin Steyn, Director of Asanko -- Mr. Steyn is currently a director of Asanko. He has over 30 years' experience in the resources sector with particular expertise in the development of mining operations in Southern Africa. He was previously President and Chief Executive Officer of LionOre Mining International from 1999 to 2007, when it was acquired by Norilsk Nickel. From 1996 to 2000, Mr. Steyn was a director of Centachrome, a worldwide metals marketing organization, and for five years prior to this was Executive Director in charge of Metallurgical Operations in Zimbabwe for Rio Tinto, where he started his career in 1979. Mr. Steyn currently serves as non-executive director and chairman of Coalspur Mines Ltd. and as a non-executive director of Mirabella Nickel Limited.

Gordon Fretwell, Director of Asanko -- Mr. Fretwell is currently a director of Asanko. He holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law. Mr. Fretwell is currently a director of Northern Dynasty Minerals Ltd., Coro Mining Corp., Benton Resources Corp. and Curis Resources Ltd.

Marcel de Groot, Director of Asanko - Mr. de Groot is currently a director of Asanko. He is a founding partner and President of Pathway Capital Ltd. ("Pathway"), a Vancouver based private venture capital corporation. Pathway, formed in 2004, invests in and provides strategic support to early stage private and public companies. Companies Pathway has worked with include Peru Copper, Nautilus Minerals Inc. and CIC Resources. Mr. de Groot is currently a director of Sandstorm Metals & Energy Ltd. and Esperanza Resources Corp., and has been a director, President and Chief Executive Officer of Waterloo Resources Ltd. since March 23, 2007. Mr. de Groot is also a co-founder and former Chairman of Luna Gold Corp. and former director of Underworld Resources Inc. until its acquisition by Kinross. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Peter Bradford, proposed Director of Asanko - Mr. Bradford is currently the President, Chief Executive Officer and a director of PMI. He is a is a metallurgist (BAppSc Extractive Metallurgy) with some 35 years of gold and base metals project management experience in Africa and Australia. He was the former President and Chief Executive Officer of Copperbelt Resources and served eight years as President and Chief Executive Officer of Ghana gold producer Golden Star Resources Ltd. Mr. Bradford is also a past President and honorary life time member of the Ghana Chamber of Mines.

Michael Price, proposed Director of Asanko - Dr. Price is currently a director of PMI. He has more than 30 years' experience in mining and mining finance. He has arranged, structured and advised on numerous mining-related financings around the world and advised mining companies, governments, multi-lateral institutions, corporates and banks on all aspects of mining and metals-related financings. In addition, Dr. Price has acted as mining finance consultant and advisor to several international and Canadian companies including Lubel Coal Company, First Nickel Inc., Riversdale Mining, Goldbelt Resources and Cluff Gold plc. He is a non-executive director of Eldorado Gold Corporation, Central Asia Metals plc and Forbes and Manhattan Coal Corporation. During his career, Dr. Price has held a number of senior investment banking positions in global mining finance including Managing Director, Joint Global Head of Mining and Metals at Barclays Capital, Managing Director, Global Head of Mining and Metals for Societe General in London and Executive Director, Head of Resource Banking and Metals Trading for NM Rothschild and Sons Ltd.

Auditors of Asanko

Following completion of the Arrangement, KPMG LLP, Chartered Accountants of 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3, will continue as the auditors of Asanko.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Asanko as at September 30, 2013 after giving effect to the completion of the Arrangement. For detailed information on the capitalization of PMI and Asanko as at September 30, 2013, see PMI's unaudited interim consolidated financial statements for the three months ended September 30, 2013 and Asanko's unaudited interim consolidated financial statements for the nine months ended September 30, 2013. See also the unaudited pro forma consolidated financial statements of Asanko following completion of the Arrangement set forth in Appendix H to this Information Circular.
Description	Pro Forma as at September 30, 2013 after giving effect to the Arrangement(1)
Total shareholders' equity(2)	US$ 399,535,000
Pro forma number of Asanko Shares outstanding(3)	172,204,356
Number of Asanko Shares outstanding as at September 30, 2013	85,054,338
Adjustment to reflect acquisition of PMI	87,150,018

Notes:

(1)     Following completion of the Arrangement, the authorized capital of Asanko will consist of an unlimited number of Asanko Shares. See "Part I - The Arrangement - Capital of Asanko".

(2)     The pro forma shareholders' equity of Asanko was prepared based on the number of outstanding PMI Shares and Asanko Shares as at September 30, 2013 and the assumed exercise of one million PMI Performance Rights prior to the Effective Date.

(3)     The pro forma number of Asanko shares outstanding was prepared based on the number of outstanding Asanko Shares and PMI Shares as at September 30, 2013 and the assumed exercise of one million PMI Performance Rights prior to the Effective Date.

Shareholder Rights Plan

On August 3, 2012, the Asanko Board approved a new shareholder rights plan (the "Asanko SRP") to replace its previous plan which had a three year term expiring in 2012. Following completion of the Arrangement, Asanko will retain the Asanko SRP.

As part of adoption of the Asanko SRP, the Asanko Board authorized the issue of one right (a "Right") in respect of each outstanding Asanko Share to holders of record as at 4:00 p.m. (Vancouver time) on August 3, 2012 (the "Record Time"). On August 3, 2012, Asanko entered into a shareholder rights plan agreement (the "Asanko SRP Agreement") with Computershare Canada, as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

At the September 2012 annual and special meeting of Asanko Shareholders, the Asanko Shareholders passed a resolution ratifying, confirming and approving the Asanko SRP and Asanko SRP Agreement.

A summary of the key terms of the Asanko SRP is set out below. This summary is qualified in its entirety by reference to the full text of the Asanko SRP, which may be obtained under Asanko's profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Background

The purpose of the Asanko SRP which will be retained by Asanko following completion of the Arrangement is to encourage the fair treatment of shareholders in connection with any take-over bid of Asanko. The Asanko SRP seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the Asanko Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value. The Asanko SRP encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Asanko SRP), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Asanko Board.

In adopting the Asanko SRP, the Asanko Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, represent, in the aggregate, 20% or more of the outstanding shares of a corporation. The existing legislative framework for take-over bids in Canada continues to raise the following concerns for Asanko Shareholders.

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Asanko Board is of the view that this is not sufficient time to properly consider a take-over bid and allow the Asanko Board to maximize value for all shareholders.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Asanko SRP provides a shareholder tender approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid. This is accomplished by requiring that no shares may be taken up under the take-over bid until more than 50% of the shares held by Independent Shareholders (defined below) have been tendered to the takeover bid, and that satisfaction of this condition be publicly announced and the take-over bid remain open for at least 10 business days thereafter.

Unequal Treatment: Fair Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of Asanko may be acquired pursuant to a private agreement in which one or a small group of shareholders disposes of Asanko Shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate Asanko Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Principal Terms of the Asanko SRP

(a)     Term

The Asanko SRP is to continue in force until the close of the third annual meeting of Asanko Shareholders occurring after September 2012.

(b)     Issue of Rights

On August 3, 2012 at 4:00 p.m., one Right was issued and attached to each Asanko Share outstanding and attached to each Asanko Share subsequently issued.

(c)     Exercise of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time (defined below), the Rights will be transferred with the associated Asanko Shares.

The Rights will separate from the Asanko Shares and become exercisable at the close of business on the tenth trading day after the earlier of the first public announcement of facts indicating that a person (the "Acquiring Person") has acquired beneficial ownership of 20% or more of the Asanko Shares or the commencement of, or the first public announcement of, the intent of any person to commence a take-over bid which would result in such person beneficially owning 20% or more of the Asanko Shares, or the date upon which a Permitted Bid (as defined in the Asanko SRP Agreement) or Competing Permitted Bid (as defined in the Asanko SRP Agreement) ceases to be such, or such later time as the Asanko Board may determine in good faith (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Asanko Share at an exercise price of $50.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Asanko Shares.

(d)     Flip-in Event and Exchange Option

The acquisition by an Acquiring Person of 20% or more of Asanko Shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a "Flip-in Event" (as defined in the Asanko SRP). Upon the occurrence of Flip-in Event and following ten trading days after the first public announcement of facts indicating that a person has become an Acquiring Person, each Right will permit the purchase of that number of Asanko Shares having an aggregate market price on the date of the Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price of the Right. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

In addition, the Asanko SRP permits the Asanko Board to authorize Asanko, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of Asanko or a combination thereof. Although the issuance of the Rights is not initially dilutive, upon a Flip-in Event occurring and the Rights separating from the Asanko Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

(e)     Permitted Bids

The Asanko SRP will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is a take-over bid that complies with the following:

(i)     the take-over must be made by way of a take-over bid circular;

(ii)      the take-over bid must be made to all shareholders for all Asanko Shares held by them;

(iii)    Asanko Shares may be deposited under the take-over bid any time between the date of the bid and the date Asanko Shares are taken up and paid for, and any Asanko Shares deposited under the take-over bid may be withdrawn until taken up and paid for;

(iv)     the take-over bid must be outstanding for at least 60 days and Asanko Shares tendered pursuant to the takeover bid may not be taken up before the expiry of the 60 day period and only if at such time more than 50% of the Asanko Shares held by shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the takeover bid and not withdrawn; and,

(v)     if, on the date on which Asanko Shares may be taken up and paid for by the bidder, more than 50% of the Asanko Shares held by Independent Shareholders shall have been tendered to the take-over bid, the bidder must make a public announcement to that effect and the take-over bid must remain open for deposits of Asanko Shares for an additional 10 business days from the date of such public announcement.

The Asanko SRP allows for a Competing Permitted Bid to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the Securities Act (Ontario) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

(f)     Acquiring Person

In general, an Acquiring Person is a person who beneficially owns 20% or more of the outstanding Asanko Shares. Excluded from the definition of Acquiring Person are Asanko Gold Inc. and its subsidiaries, and any person who becomes the beneficial owner of 20% or more of the outstanding Asanko Shares as a result of one or more or any combination of: an acquisition or redemptions by Asanko Inc. of Asanko Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Asanko SRP Agreement. However, in general:

(i)     a "Permitted Bid Acquisition" means an acquisition of Asanko Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)   an "Exempt Acquisition" means an acquisition of Asanko Shares or convertible securities: (a) in respect of which the Asanko Board has waived the application of the Asanko SRP, or which was made on or prior to the close of business on August 3, 2012; or (b) pursuant to a distribution of Asanko Shares or convertible securities (and the conversion or exchange of such convertible securities) made by Asanko pursuant to a prospectus, private placement or other distribution made by Asanko exempt from the prospectus requirements of applicable law;

(iii)     a "Convertible Security Acquisition" means an acquisition of Asanko Shares upon the exercise of convertible securities acquired by such person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(iv)     a "Pro Rata Acquisition" means an acquisition by a person of Asanko Shares or convertible securities: (a) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Asanko Shares or convertible securities on the same pro rata basis as all other holders of Asanko Shares of the same class; (b) pursuant to any regular dividend reinvestment plan or other plan made available by Asanko to holders of its securities where such plan permits the holder to direct that some or all of: (i) dividends paid in respect of Asanko shares of any class (ii) proceeds of redemption of shares of Asanko, (iii) interest paid on evidences of indebtedness of Asanko, or (iv) optional cash payments, be applied to the purchase from Asanko of further Asanko securities; (c) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by Asanko to all of the holders of a series or class of Asanko Shares on a pro rata basis to subscribe for or purchase Asanko Shares or convertible securities, provided that such rights are acquired directly from Asanko and not from any other person; or (d) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval.

Additionally, the Asanko SRP provides that a person (a "Grandfathered Person") who was the beneficial owner of 20% or more of the outstanding Asanko Shares as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the beneficial owner of any additional Asanko Shares.

(g) Certificates and Transferability

Prior to the Separation Time, certificates for Asanko Shares will also evidence one Right for each Asanko Share represented by the certificate. Certificates issued after August 3, 2012 will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Asanko Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Asanko Shares.

(h)     Redemption

Rights may be redeemed by the Asanko Board at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.0001 per Right. However, the Rights will be automatically redeemed in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Asanko Board has waived the operation of the Asanko SRP.

(i)     Waiver

Discretionary Waiver due to Inadvertence. The Asanko Board may at any time waive the application of the Asanko SRP to a Flip-in Event that may occur by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, provided, however, that such Acquiring Person has reduced its beneficial ownership of Asanko Shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Asanko Board may, upon prior written notice to the rights agent, waive the application of the Asanko SRP to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a take-over bid made by means of a takeover bid circular to all holders of record of Asanko Shares. However, if the Asanko

Board waives the application of the Asanko SRP, the Asanko Board shall be deemed to have waived the application of the Asanko SRP in respect of any other Flip-in Event occurring by reason of any take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Asanko Board may, with the prior consent of the holders of Asanko Shares, waive the application of the Asanko SRP to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of an acquisition of Asanko Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of Asanko Shares. However, if the Asanko Board waives the application of the Asanko SRP, the Asanko Board shall extend the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such a waiver.

(j)     Amendment

The Asanko Board may not make amendments to the Asanko SRP Agreement and the Rights, other than amendments required to correct clerical or typographical errors or to maintain the validity of the Asanko SRP as a result of a change of law, without the prior approval of the holders of Asanko Shares or Rights.

(k)     Duties of the Asanko Board

The Asanko SRP will not detract from or lessen the duty of the Asanko Board to act honestly and in good faith with a view to the best interests of Asanko. The Asanko Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Principal Holders of Asanko Shares

After giving effect to the Arrangement, to the knowledge of the directors and officers of PMI and Asanko, no person will own, directly or indirectly, or exercise control or direction over Asanko Shares carrying more than 10% of the votes attached to all of the issued and outstanding Asanko Shares.

PART III -- INFORMATION CONCERNING PMI

The information concerning PMI contained in this Information Circular has been provided by PMI. Asanko has conducted what it considers a reasonable review of this information and while nothing has come to its attention that would indicate that any of such information is untrue or incomplete, neither Asanko nor its current directors and officers of Asanko assume legal responsibility for the accuracy or completeness of such information or the failure by PMI to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Asanko despite its review procedures.

General

PMI was incorporated on March 31, 1978, under the name "Denar Mines Ltd.", as a company under the previous Company Act (British Columbia) and currently exists under and is governed by the BCBCA and the provisions of PMI's Notice of Articles. PMI changed its name to International Sinabarb Industries Ltd. on August 31, 1987, to Primero Industries Ltd. on October 15, 1990, to PMI Ventures Ltd. on March 27, 2001 and then to its current name "PMI Gold Corporation" on May 23, 2006.

PMI is a resource exploration and development company which, through its Subsidiaries, holds exploration and mining leases on the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI's principal project is a gold development project known as the Obotan Gold Project. PMI also holds other exploration projects in Ghana.

PMI is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Company's registered and records office is located at Suite 408, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6 with offices located at 10 Quarcoo Lane, Roman Ridge, PMB CT471 Cantonments, Accra, Ghana, West Africa, and 680 Murray Street, West Perth, Australia. PMI Gold Corporation is registered in Australia as a foreign company.

For further information regarding PMI and its Subsidiaries, including PMI's inter-corporate relationships and organizational structure, see the PMI AIF which is incorporated by reference in this Information Circular.

Documents Incorporated by Reference

Information in respect of PMI has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Administrators. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PMI at Suite 408, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6, by calling (604) 684-6264 or by email request to info@pmigoldcorp.com. In addition, copies of the documents incorporated herein by reference are available under PMI's profile on the SEDAR website at www.sedar.com.

The following documents of PMI, filed with the Canadian Securities Administrators, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)     the PMI AIF;

(b)     the audited consolidated financial statements of PMI, together with the accompanying notes thereto, as at June 30, 2013 and June 30, 2012 for the years ended June 30, 2013 and June 30, 2012, and the auditors' report thereon;

(c)     the management discussion and analysis of the financial condition and results of operations of PMI for the year ended June 30, 2013;

(d)     the unaudited interim consolidated financial statements of PMI as at September 30, 2013 and for the three months ended September 30, 2013 and 2012, together with the notes thereto;

(e)     the management discussion and analysis of the financial condition and results of operations of PMI for the three months ended September 30, 2013;

(f)     the material change report of PMI dated December 18, 2013 relating to the announcement of the entering into of the Arrangement Agreement;

(g)     the material change report of PMI dated December 3, 2013 relating to the resignation of Mr. Ian Hobson as Corporate Secretary of PMI and the appointment of Mr. Michael Allen as Joint Corporate Secretary of PMI;

(h)     the material change report of PMI dated September 17, 2013 relating to the resignation of Mr. Collin Ellison as Chief Executive Officer of PMI and the appointment of Mr. Peter Bradford as President and Chief Executive Officer of PMI;

(i)     the material change report of PMI dated September 9, 2013 relating to the appointment of Mr. John Ciganek as the General Manager Corporate Development of PMI; and

(j)     the management information circular of PMI dated October 28, 2013 relating to the annual and special meeting of PMI Shareholders held on November 27, 2013.

Any documents of the type described in Section 11.1 of Form 44-101F1 -- Short Form Prospectus Distributions filed by PMI with the Canadian Securities Administrators subsequent to the date of this Information Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

PMI has no fixed dividend policy and has not declared any dividends on its common shares since its incorporation. PMI intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by PMI will be determined by and at the sole discretion of the PMI Board from time to time based upon, among other factors, PMI's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the PMI Board in its discretion may consider or deem relevant.

Prior Sales

The following summarizes the issuance of PMI Shares, and securities convertible into PMI Shares, within the 12 months prior to the date hereof.
Description of Transaction	Date of Sale/Grant	Aggregate Number and Type of Securities Issued	Issuance Price($)/ Exercise Price ($)	Expiry Date
Prospectus Offering	November 13, 2012	136,907,500	$0.84	n/a
Exercise of Stock Options	December 11, 2012	500,000	$0.40	n/a
Exercise of Warrants	January 15, 2013	500,000	AUS$0.60	n/a
Exercise of Stock Options	March 22, 2013	62,500	$0.20	n/a
Exercise of Stock Options	March 26, 2013	25,000	$0.20	n/a

Price Range and Trading Volume of PMI Shares

The PMI Shares are listed and posted for trading on the TSX under the symbol "PMV" and on the ASX under the symbol "PVM", and are quoted on the FSE under the symbol "PN3N". The following table sets forth trading information for the PMI Shares on the TSX and the ASX for the 12 month period prior to the date of this Information Circular.

TSX

	Price Range (C$)
Month	High	Low	Trading Volume
December 2013 (2nd to 19th)	0.41	0.24	32,860,634
November 2013	0.34	0.25	5,383,037
October 2013	0.37	0.30	11,046,553
September 2013	0.40	0.30	13,509,086
August 2013	0.41	0.33	10,170,626
July 2013	0.40	0.28	20,138,183
June 2013	0.38	0.30	12,433,207
May 2013	0.40	0.33	10,779,966
April 2013	0.65	0.39	10,923,728
March 2013	0.72	0.54	12,569,620
February 2013	0.78	0.59	17,942,306
January 2013	0.88	0.75	14,883,086
December 2012	0.87	0.74	18,941,898

ASX

	Price Range (A$)
Month	High	Low	Trading Volume
December 2013 (2nd to 19th)	0.40	0.25	11,235,578
November 2013	0.35	0.25	4,322,311
October 2013	0.37	0.31	2,999,581
September 2013	0.42	0.33	3,733,089
August 2013	0.46	0.35	8,499,389
July 2013	0.43	0.30	6,705,032
June 2013	0.38	0.27	9,631,238
May 2013	0.40	0.33	5,385,394
April 2013	0.62	0.37	14,182,523
March 2013	0.66	0.52	12,905,250
February 2013	0.77	0.55	17,833,244
January 2013	0.85	0.73	14,912,133
December 2012	0.84	0.71	12,364,081

On December 16, 2013, the last trading day on which the PMI Shares traded prior to announcement of the Arrangement, the closing price of the PMI Shares on the TSX and ASX was $0.28 and A$0.30, respectively. On December 19, 2013, the closing price of the PMI Shares on the TSX and ASX was $0.34 and A$0.385, respectively.

Risk Factors

An investment in the PMI Shares or other securities of PMI is subject to certain risks. Investors should carefully consider the risk factors described under the heading "Risk Factors" in the PMI AIF and the risk factors discussed throughout PMI's management's discussion and analysis for the year ended June 30, 2013 and the three months ended September 30, 2013, all of which are incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which PMI is a party or, to the best of PMI's knowledge, to which any of PMI's property is or was subject during the most recently completed financial year, and there are no such proceedings know by PMI to be contemplated, where there is a claim for damages that exceeds ten percent of PMI's current assets.

Goknet Arbitration

On November 6, 2012, PMI received a request from Goknet Mining Company Limited ("Goknet") seeking PMI's consent to the assignment of certain royalties under a 2006 purchase agreement between PMI and Goknet (the "Goknet Purchase Agreement"). PMI provided its consent on January 8, 2013 without pre-supposing that certain royalties alleged by Goknet to have been created under Goknet Purchase Agreement were created. Goknet subsequently invoked the arbitration provisions of the Goknet Purchase Agreement. An arbitral panel was established by the end of April 2013, and the arbitration hearing is expected to proceed in early 2014. In the arbitration, Goknet is claiming that a 2% royalty exists over the Obotan Gold Project licences while PMI claims that it does not.

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited ("Godbri"), a private Ghanian company, filed a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, inter alia, the sale of the Datano concession to PMI is null and void. Adansi Gold Company (GH) Limited ("Adansi"), a wholly-owned subsidiary of PMI, filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both PMI and Adansi filed further defences. The matter is currently awaiting trial. The Datano concession was acquired by PMI in August 2012 from Midras Mining Limited. The transaction was legally completed between Adansi and Midras, and accordingly, the Company considers the claim made by Godbri to be spurious and without any merit. Adansi filed a defence on November 12, 2012.

Regulatory Actions

No penalties or sanctions were imposed by a court relating to securities legislation or by a securities regulatory authority during PMI's recently completed financial year, nor were there any other penalties or sanctions imposed by a court or regulatory body against PMI that would likely be considered important to a reasonable investor in making an investment decision, nor were any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority during PMI's most recently completed financial year.

Auditors, Transfer Agent and Registrar

The auditors of PMI are KPMG LLP, Chartered Accountants, Vancouver, British Columbia.

Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario is the transfer agent and registrar for the PMI Shares in Canada.

Additional Information

The information contained in this Information Circular is given as of December 20, 2013, except as otherwise indicated. Financial information is provided in PMI's consolidated financial statements and management's discussion and analysis for its most recently completed financial year and the interim period ended September 30, 2013.

A copy of PMI's management's discussion and analysis and the financial statements for PMI's most recently completed financial year, including the auditor's report thereon, together with any subsequent interim financial statements, may be obtained, without charge, upon request from the Corporate Secretary of PMI at Suite 408, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6, by calling (604) 684-6264 or by email request to info@pmigoldcorp.com.

Information contained in or otherwise accessible through PMI's website does not form a part of this Information Circular and is not incorporated by reference into this Information Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that PMI files with the Canadian Securities Administrators under PMI's profile on the SEDAR website at www.sedar.com.

Directors' Approval

The contents and the sending of this Information Circular have been approved by the PMI Board.

BY ORDER OF THE BOARD OF DIRECTORS OF PMI GOLD CORPORATION (Signed) "James Askew"
Chairman of the Board of Directors PMI Gold Corporation

PART IV -- INFORMATION CONCERNING ASANKO

The information concerning Asanko contained in this Information Circular has been provided by Asanko. PMI has conducted what it considers a reasonable review of this information and while nothing has come to its attention that would indicate that any of such information is untrue or incomplete, neither PMI nor its current directors and officers of PMI assume legal responsibility for the accuracy or completeness of such information or the failure by Asanko to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to PMI despite its review procedures.

General

Asanko was incorporated under the name "Quicksilver Ventures Inc." on September 23, 1999 pursuant to the laws of the Province of British Columbia, Canada. Asanko changed its name from Keegan Resources Ltd. in early 2013 and it continues to be governed by the BCBCA.

Asanko's head office and principal place of business is located at Suite 700-1199 West Hastings Street Vancouver, British Columbia, V6C 3T5 and its registered and records office is located at Suite 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Asanko is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana, Africa. Asanko's material properties currently consist of the Asumura Property and the Esaase Gold Project, both of which are located in West Ghana, Africa.

Asanko has a 90% ownership of Asanko Resources Ghana Limited, incorporated under the laws of Ghana, through its two wholly owned subsidiaries, Asanko International (Barbados) Inc. and Asanko Ghana (Barbados) Inc., each of which is incorporated under the laws of Barbados.

On January 2, 2008, Asanko Shares began trading on the American Stock Exchange (now the NYSE MKT). On December 22, 2008, Asanko graduated from the TSX Venture Exchange to the TSX. After the name change to Asanko it trades under the trading symbol "AKG". Asanko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

For further information regarding Asanko, its Subsidiaries and their business activities, see the Asanko AIF which is incorporated by reference in this Information Circular.

Recent Developments

2012-2013 Esaase Gold Project Technical Studies

In September 2012, Asanko engaged Minxcon (Pty) Ltd. ("Minxcon") of Johannesburg to review the mineral resource estimate and mine plan for opportunities to improve the minable ore grade and/or reduce the strip ratio during the early years of production. Minxcon concluded that an opportunity existed to improve the minable ore grade by using selective mining methods rather than the bulk mining method as proposed in Asanko's September 2011 prefeasibility study ("2011 PFS").

Minxcon completed a mineral resource estimate in October 2012 with an associated NI 43-101 report which was filed on www.sedar.com in November 2012. This mineral resources estimate was based upon approximately 200,000 meters of RC drilling and 78,000 meters of diamond drilling carried out by Asanko over the previous five years. The revised Esaase Gold Project mineral resource estimate consists of measured and indicated resources of 94.63 million tonnes averaging 1.45 grams per tonne gold for 4.40 million ounces, and inferred resources of 33.59 million tonnes averaging 1.40 grams per tonne gold for 1.51 million ounces. The mineral resources estimate was based on a cut-off grade of 0.6 grams per tonne of gold.

Also in September 2012, Asanko announced that it was undertaking an extensive re-examination of the development options for the Esaase Gold Project with a goal of minimizing capital requirements with a view to improving project economics. Asanko revised its development plan for the project looking at two primary areas: (i) a processing plant with a reduced processing capacity and improved metallurgical process design to substantially reduce initial capital requirements, and (ii) an improved mine design which features higher grade feed to the processing plant and/or a lower strip ratio.

Asanko engaged DRA Minerals Projects ("DRA") of Johannesburg, South Africa to produce the Esaase Technical Report. The Esaase Technical Report focused on a reduced capacity processing plant and improved process design, utilising a flotation process to enhance the project economics and create favourable environmental advantages as compared to the whole ore leaching process.

As detailed in the Esaase Technical Report, a LoM plan was developed for Esaase using the mineral resources estimate prepared by Minxcon of 4.41 million ounces of gold in the Measured and Indicated category with an average grade of 1.45 g/t gold at a 0.6 g/t gold cut-off. The 2013 Esaase Technical Report considered that a portion of these Mineral Resources qualified as Proven and Probable Reserves of 2.37 million ounces of gold at 1.41 g/t.

Highlights of the Esaase Technical Report (based on US$1,400 per ounce gold price) were as follows:

    Proven & Probable Mineral Reserves of 2.37 million ounces of gold at an average grade of 1.41 g/t.

    Projected after-tax internal rate of return of 23.2% and a net present value (5% discount rate) of US$354.7 million.

    Projected average annual free cash flow of US$87 million.

    LoM in excess of 10 years with strong potential to increase.

    Average annual gold production of 200,000 ounces from a 5 million tonne per annum operation at a fully diluted LoM average plant feed grade of 1.41g/t and a LoM strip ratio (waste:ore) of 4.28:1.

    Installation capital costs of US$286.4 million, including all associated infrastructure and a 10% contingency.

    LoM cash operating costs of US$736 per ounce with steady state cash operating costs of US$724 per ounce.

    LoM total cash costs of US$813 per ounce with steady state total cash costs of US$801per ounce.

    LoM all-in sustaining cash costs of US$843 per ounce (pre-tax). LoM all-in sustaining cash costs of US$990 per ounce (post tax).

    Projected annual free cash flow is US$65 million at US$1,200 per ounce gold price).

    A projected payback period is 3.8 years from first production (commissioning).

    An 18-month project construction schedule.

The Esaase Technical Report conclusions are subject to a number of risks and assumptions that are set out in the Esaase Technical Report. In addition, a range of project parameter sensitivities such as metals prices, discount rates, currency risks and the like have been evaluated in the Esaase Technical Report to assess their impact on the base case numbers included in the financial model described above. The Esaase Technical Report mine plan was developed using Whittle mine optimisation software and applying LoM modifying factors developed during the completion of the Esaase Project review update published on September 6, 2012 ("2012 PRU"). A detailed mine design and plan was developed from the selected whittle pit using Studio 5 Planner and EPS Scheduling software. The outcome of the Esaase Technical Report demonstrates that the modifying factors applied during the initial whittle optimisation and subsequent detailed mine design were overly pessimistic (specifically in the processing and mining areas). A whittle run was recently performed by DRA mining using the Esaase Technical Report confirmed modifying factors. The outcome of the whittle run shows good potential to increase mine life by including measured and indicated material which was excluded in the Esaase Technical Report mine design as a result of being classified as uneconomic. This opportunity will be investigated extensively during preparation of the definitive feasibility study ("DFS") which is currently underway and expected to be released in 2014. As of the date hereof Asanko believes the work on the DFS suggests that its conclusions will be broadly confirmatory of the conclusions of the Esaase Technical Report.

The Esaase Technical Report is based on contract mining and the processing plant is based on the final metallurgical flow sheet developed in Q1 2013. The flow sheet envisages flotation, a gravity recovery circuit followed by concentrate regrinding and a standard carbon-in-leach circuit. This flow sheet is common in the gold processing industry. The LoM cash operating cost averages US$724/oz at steady state production.

The 2013 PFS capital costs estimates for the Project (determined to a nominal accuracy of -15% to +25%) and including a 10% contingency, is estimated at US$286.4 million. This is a 10% increase over the 2012 PRU which envisaged a 4 million tonne per annum process plant (25% smaller than the Esaase Technical Report design). The capital cost breakdown is US$102.5 million for the process plant, US$122.0 million for project infrastructure and US$61.9 million for project indirect costs, services and owners' team. Excluded from the Esaase Technical Report is the ability of the plant to increase throughput rates by +/-10% whilst processing softer oxides ores early in the mine life. This will be included in the DFS.

See Appendix J to this Information Circular for a more detailed summary of the Esaase Technical Report.

Permitting

The environmental permitting process is continuing to advance in parallel with the DFS. In early May 2013, the Environmental Protection Agency ("EPA") of Ghana held a Public Hearing regarding the project, at which the Company presented its plan for developing the Esaase Gold Project to over 800 local, regional and national stakeholders. Asanko received a positive endorsement for the project from stakeholders. In September 2013, Asanko submitted its draft Environmental Impact Statement ("EIS") which addressed comments received from the EPA. In November 2013 the EPA conducted a panel review meeting with its Technical Review Committee, during which the Company presented its EIS and answered questions from the Technical Review Committee. Upon receipt of the final EIS, the EPA will issue an invoice to Asanko. Upon payment of the invoice, Asanko will be able to proceed with construction activity and applications for a Mine Operating Permit and other permits required for construction and operating activity. The EPA invoice is expected in early 2014 and an official environmental permit will follow shortly thereafter.

2013 Esaase Financing Arrangements

In October 2013 Asanko announced the execution of financing agreements with Red Kite Mine Finance Trust 1, part of the internationally recognized Red Kite resources investment group.

Highlights of the financing documents are as follows:

Project Facility Details (US$130 million):

    Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;

    1.5% arrangement fee payable upon execution and a 1.5% fee payable on drawdowns;

    Two year principal and interest payment holiday;

    Four year quarterly repayment schedule or early repayment at any time without penalty; and

    Conditions precedent to drawdown principally are completion of the DFS with conclusions substantially the same as the Esaase Technical Report and receipt of the Environmental Permits.

Overrun Facility Details (US$20 million):

    Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

    1.5% arrangement fee payable upon execution and a 3% fee payable on drawdowns;

    Two year principal and interest holiday;

    Three year quarterly repayment schedule and early repayment at any time without penalty; and

    Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Esaase Gold Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

    100% of the Esaase Gold Project's future gold production over the life of the mine;

    Red Kite to pay for 100% of the value of the gold nine business days after shipment;

    A provisional payment of 90% of the estimated value will be made one business day after delivery; and

    The gold sale price will be a spot price selected during a nine day quotational period following shipment.

Planning for a Successful Merger with PMI in 2014

While Asanko plans to carry on with finalizing the DFS in any event, it is likely that further technical studies involving Esaase and PMI's nearby Obotan project will be needed assuming the Arrangement completes. Asanko will wish to consider how best to integrate potential future mining operations at PMI's Obotan project with those of Esaase. While Asanko management is confident that these two projects will produce economies and synergies, until the studies are completed there can be no certainty about the extent to which this assumption is correct.

Other Information Documents Incorporated by Reference

Information in respect of Asanko has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Administrators. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of Asanko at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, Tel: (604) 683-8193 Fax: (604) 683-8194. In addition, copies of the documents incorporated herein by reference are available under Asanko's profile on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.

The following documents of Asanko, filed with the Canadian Securities Administrators, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)    the Asanko AIF;

(b)     Esaase Technical Report;

(c)     the comparative audited annual consolidated financial statements of Asanko, as at December 31, 2012 and March 31, 2012 together with the related management's discussion and analysis of the financial condition and results of operations of Asanko for the fourth quarter year ended March 31, 2013;

(d)     the unaudited interim consolidated financial statements of Asanko for the three and nine months ended September 30, 2013 and 2012, together with the notes thereto together with the related management's discussion and analysis of the financial condition and results of operations of Asanko for the three and nine months ended September 30, 2013;

(e)     the management information circular dated May 28, 2013 relating to the annual and special meeting of Asanko Shareholders held on June 27, 2013; and

(f)     the material change report of Asanko dated December 17, 2013 in respect of the Arrangement and the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus Distributions filed by Asanko with the Canadian Securities Administrators subsequent to the date of this Information Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

Asanko has no fixed dividend policy and has not declared any dividends on its common shares since its incorporation. Asanko intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by Asanko will be determined by and at the sole discretion of the Asanko Board from time to time based upon, among other factors, Asanko's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Asanko Board in its discretion may consider or deem relevant.

Prior Sales

The following summarizes the issuance of Asanko Shares, and securities convertible into Asanko Shares, within the 12 months prior to the date hereof.
Description of Transaction	Date of Sale/Grant	Aggregate Number and Type of Securities Issued	Issuance Price($)/ Exercise Price ($)	Expiry Date
Grant of stock options	August 14, 2013	556,000 Asanko Options	$2.81	August 14, 2018
Grant of stock options	May 21, 2013	365,000 Asanko Options	$2.42	May 21, 2018
Issuance under concession	July 15, 2013	20,000 Asanko Shares	$2.45	N/A
Grant of stock options	August 14, 2013	556,000 Asanko Options	$2.81	August 14, 2018

Price Range and Trading Volume of Asanko Shares

The Asanko Shares are listed and posted for trading on the TSX under the symbol "AKG" and on the NYSE MKT under the symbol "AKG". The following table sets forth trading information for the Asanko Shares on the TSX and the NYSE MKT for the 12 month period prior to the date of this Information Circular.

TSX

	Price Range (C$)
Month	High	Low	Trading Volume
December, 2013 (December 2nd to 19th, 2013)	2.30	1.68	7,223,041
November, 2013	2.44	2.07	3,308,451
October, 2013	2.67	2.20	5,240,326
September, 2013	3.08	2.34	2,460,905
August, 2013	3.35	2.42	2,937,573
July, 2013	3.06	2.22	3,580,546
June, 2013	2.92	2.00	5,297,098
May, 2013	2.99	2.25	2,851,107
April, 2013	3.3	2.26	3,916,127
March, 2013	3.71	3.15	4,664,269
February, 2013	3.75	2.88	4,512,910
January, 2013	4.13	3.60	3,376,674
December, 2012	4.16	3.60	6,278,574

NYSE MKT

	Price Range (US$)
Month	High	Low	Trading Volume
December, 2013(December 2nd to 19th, 2013)	2.17	1.58	1,727,668
November, 2013	2.35	1.96	1,863,100
October, 2013	2.55	2.12	1,925,700
September, 2013	2.93	2.27	1,509,400
August, 2013	3.23	2.32	2,485,000
July, 2013	2.96	2.10	2,687,900
June, 2013	2.84	1.90	2,751,000
May, 2013	2.72	2.21	2,676,200
April, 2013	3.27	2.16	3,315,200
March, 2013	3.65	3.05	2,671,600
February, 2013	3.76	2.83	3,400,000
January, 2013	4.18	3.60	2,308,200
December, 2012	4.23	3.67	3,351,100

On December 16, 2013, the last trading day on which the Asanko Shares traded prior to announcement of the Arrangement, the closing price of the Asanko Shares on the TSX and NYSE MKT was $2.10 and US$2.00, respectively. On December 19, 2013, the closing price of the Asanko Shares on the TSX and NYSE MKT was $1.70 and US$1.61, respectively.

Risk Factors

An investment in Asanko Shares is subject to certain risks. Investors should carefully consider the risk factors described under the heading "Risk Factors" in the Asanko AIF which is incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings and Regulatory Actions

Asanko is not the subject of any material legal proceedings, nor is Asanko or any of its properties a party to or the subject of any such proceedings and no such proceedings are known to be contemplated. However, from time to time, Asanko may become party to routine litigation incidental to Asanko's business.

No penalties or sanctions were imposed by a court relating to securities legislation or by a securities regulatory authority during Asanko's recently completed financial year, nor were there any other penalties or sanctions imposed by a court or regulatory body against Asanko that would likely be considered important to a reasonable investor in making an investment decision, nor were any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority during Asanko's recently completed financial year.

Auditors, Transfer Agent and Registrar

The auditors of Asanko are KPMG LLP, Chartered Accountants, Vancouver, British Columbia. KPMG LLP has been the auditors of Asanko since August 23, 2011.

Asanko's registrar and transfer agent for its common shares is Computershare, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9.

Additional Information

Additional financial information relating to Asanko may be found under Asanko's profile on SEDAR at www.sedar.com Additional information relating to Asanko, including directors' and officers' remuneration and indebtedness, principal holders of Asanko's securities, and securities authorized for issuance under equity compensation plans, is contained in the Information Circular.

The information contained in this Information Circular is given as of December 20, 2013, except as otherwise indicated. Financial information is provided in Asanko's consolidated financial statements and management's discussion and analysis for its most recently completed financial year and the interim period ended September 30, 2013.

Copies of the financial statements and management's discussion and analysis may be obtained upon request without charge from the Corporate Secretary of Asanko at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, Tel: (604) 683-8193 Fax: (604) 683-8194.

Interested persons may also access disclosure documents and any reports, statements or other information that Asanko files with the Canadian Securities Administrators through the SEDAR website at www.sedar.com.

Directors' Approval

The Board of Directors of Asanko has approved the contents and sending of this Information Circular.

BY ORDER OF THE BOARD OF DIRECTORS OF ASANKO GOLD INC. (Signed) "Shawn Wallace"
Chairman of the Board of Directors Asanko Gold Inc.

PART V-- GENERAL PROXY MATTERS -- PMI

Solicitation of Proxies

This Information Circular is being furnished in connection with the solicitation of proxies by the management of PMI for use at the PMI Shareholders' Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying notice of meeting (the "PMI Notice of Meeting"). PMI will conduct its solicitation of proxies primarily by mail but proxies may be solicited personally or by telephone by directors, officers and regular employees of PMI.

In connection with the solicitation of proxies, PMI has retained Laurel Hill Advisory Group and Orient Capital Pty Ltd. (the "Proxy Solicitation Agents") to assist with PMI's communications with its shareholders. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of approximately $30,000 plus out-of-pocket expenses and Orient Capital Pty Ltd. is expected to receive a fee of approximately A$10,000 plus out-of-pocket expenses.

PMI has arranged for Intermediaries to forward the meeting materials to Non-Registered Holders of the PMI Shares held of record by those intermediaries and PMI may reimburse the Intermediaries for their reasonable fees and disbursements in that regard. All solicitation costs in connection with the PMI Shareholders' Meeting will be borne by PMI.

Appointment and Revocation of Proxies

Only registered shareholders or duly appointed proxyholders are permitted to vote at the PMI Shareholders' Meeting. Shareholders who hold their shares through a bank, broker or other Intermediary or are holders of PMI CDIs are not Registered Holders and should refer to the section entitled "Part V - General Proxy Matters - PMI - Non-Registered Holders of PMI Shares".

Accompanying this Information Circular is a form of proxy for holders of PMI Shares. The purpose of the proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons named in the enclosed form of proxy are directors and/or officers of PMI ("PMI Management Proxyholders").

A shareholder has the right to appoint a person other than the PMI Management Proxyholders to represent the shareholder at the PMI Shareholders' Meeting by striking out the names of the PMI Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a PMI Shareholder.

Completed forms of proxy must be deposited at the office of PMI's registrar and transfer agent, Computershare Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not later than 5:00 pm (Vancouver time) on January 28, 2014 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed PMI Shareholders' Meeting, unless the chairman of the meeting elects to exercise his discretion to accept proxies received subsequently.

Any registered PMI Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Holder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of PMI, at any time up to and including the last business day preceding the date of the PMI Shareholders' Meeting, or any adjournment or postponement thereof, or with the chairman of the PMI Shareholders' Meeting on the day of the PMI Shareholders' Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the PMI Shareholders' Meeting, arrange for their nominees to revoke the proxy on their behalf.

Record Date

The Record Date for determination of PMI Shareholders entitled to receive notice of and to vote at the PMI Shareholders' Meeting was December 30, 2013. Only PMI Shareholders whose names have been entered in the applicable register of PMI Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the PMI Shareholders' Meeting.

Signature of Proxy

The accompanying form of proxy must be executed by the PMI Shareholder or its attorney authorized in writing, or if the PMI Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with PMI).

Exercise of Discretion of Proxy

The persons named in the accompanying form of proxy will vote the PMI Shares in respect of which they are appointed in accordance with the direction of the PMI Shareholder appointing them. If you specify a choice with respect to any matter to be acted upon, your PMI Shares will be voted accordingly. In the absence of such direction, the PMI Shares will be voted FOR the approval of the PMI Arrangement Resolution as described in this Information Circular.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to each matter or group of matters identified therein for which a choice is not specified, any amendments or variations to matters identified in the PMI Notice of Meeting and with respect to other matters which may properly come before the PMI Shareholders' Meeting. At the date of this Information Circular, management of PMI knows of no such amendments, variations or other matters to come before the PMI Shareholders' Meeting.

Registered Holder of PMI Shares

If you are a Registered Holder (a shareholder whose name appears on the records of PMI as the registered holder of PMI Shares) of PMI, you may wish to vote by proxy whether or not you are able to attend the PMI Shareholders' Meeting in person. Registered Holders electing to submit a proxy may do so by:

(a)     MAIL/FACSIMILE: complete, date and sign the enclosed proxy and return it to PMI's registrar and transfer agent, Computershare, by fax within North America at 1-866-249-7775, outside North America at 416-263-9524, by mail to Computershare Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department) or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)     TELEPHONE: use a touch-tone phone to transmit voting choices to the toll free number given in the enclosed proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy for the toll free number and the proxy control number; or

(c)     INTERNET: use the Internet at Computershare's website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy for the holder's proxy control number;

in all cases ensuring that the enclosed proxy is received not later than 5:00 pm (Vancouver time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement thereof at which the enclosed proxy is to be used.

Non-Registered Holders of PMI Shares

Only PMI Shareholders whose names appear on the records of PMI as the registered holders of their PMI Shares or duly appointed proxyholders are permitted to vote at the PMI Shareholders' Meeting. Most PMI Shareholders are Non-Registered shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as CDS Clearing and Depositary Services Inc., or, in Australia, CHESS Depositary Nominees Pty. Ltd. ("CDNP"). If you purchased your shares through a broker, you are likely a non-registered holder.

Non-Registered Holders other than Holders of PMI CDIs

Non-Registered Holders of PMI Shares should refer to the section entitled "Information for Beneficial Shareholders".

PMI CDI Holders

A PMI CDI is a CHESS Depositary Interest representing an uncertificated unit of beneficial ownership in a PMI Share registered in the name of CDNP. One PMI CDI represents one underlying PMI Share. CHESS refers to the Clearing House Electronic Subregister System, which is the electronic system pursuant to which PMI CDIs trade on the ASX.

Holders of PMI CDIs are non-registered or beneficial owners of the underlying common shares, which underlying shares are registered in the name of CDNP. As holders of PMI CDIs are not the legal owners of the underlying common shares, CDNP is entitled to vote at meetings of shareholders on the instruction of the registered holder of the PMI CDIs.

As a result, registered holders of PMI CDIs can expect to receive a VIF, together with the Meeting Materials from Computershare Investor Services Pty. Ltd. ("Computershare Australia"), the registrar of the PMI CDI registry in Australia. These VIFs are to be completed by holders of PMI CDIs who wish to vote at the PMI Shareholders' Meeting and returned to Computershare Australia in accordance with the instructions contained therein. Completed VIF forms must be returned to Computershare Australia by no later than 9:00 am (Perth time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the PMI Shareholders' Meeting.

CDNP is required to follow the voting instructions properly received from Registered Holders of PMI CDIs. If you hold your interest in PMI CDIs through a broker, dealer or other Intermediary, you will need to follow the instructions of your Intermediary.

A Registered Holder of a PMI CDI can request CDNP to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attaching to the underlying common shares represented by the holders of PMI CDIs. In such case, a holder the PMI CDI may, as proxy, attend and vote in person at the PMI Shareholders' Meeting.

If you hold your interest in PMI CDIs through a broker, dealer or other Intermediary, you will need to follow the instructions of your Intermediary and request a form of legal proxy which will grant you the right to attend the PMI Shareholders' Meeting and vote in person.

Registered Holders of PMI CDIs that wish to change their vote must in sufficient time in advance of the PMI Shareholders' Meeting contact Computershare Australia to arrange to change their vote. If you hold your interest in PMI CDIs through an Intermediary, you must in sufficient time in advance of the PMI Shareholders' Meeting, arrange for your Intermediary to change its vote through Computershare Australia in accordance with the revocation procedure set out above.

Voting Securities and Principal Holders Thereof

PMI is authorized to issue an unlimited number of common shares without par value, of which 414,000,084 shares are issued and outstanding. Of such issued and outstanding shares, 165,548,704 were held by CDNP on behalf of holders of PMI CDIs.

To the knowledge of the directors and senior officers of the PMI, and based on PMI's review of the records maintained by its transfer agent, electronic filings with System for Electronic Document Analysis and Retrieval and insider reports filed with System for Electronic Disclosure by Insiders, no persons own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of PMI, except as follows. MGL owns or exercises control or direction over, directly or indirectly, 54,973,037 PMI Shares representing approximately 13.28% of the currently issued and outstanding PMI Shares.

Indebtedness of Directors and Executive Officers of PMI

PMI is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of PMI, a proposed nominee for election as a director of PMI, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of PMI, indebted to PMI or any of its Subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of PMI has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by PMI or any of its Subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein), PMI is not aware of any material interests, direct or indirect, of any informed persons of PMI, or any associate or affiliate of any informed person, in any transaction since the commencement of PMI's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect PMI or any of its Subsidiaries.

For the purposes of this Information Circular, an "informed person" means a director or executive officer of PMI, a director or executive officer of a person or company that is itself an "informed person" or Subsidiary of PMI and any person or company who beneficially owns, directly or indirectly, voting securities of PMI or who exercises control or direction over voting securities of PMI or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of PMI.

Statement of Rights

Canadian Securities Laws provide PMI Shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to PMI Shareholders; however, such rights must be exercised within the prescribed time limits. PMI Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal counsel.

Procedure and Votes Required

PMI Arrangement Resolution

The Interim Order provides that each holder of PMI Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the PMI Shareholders' Meeting.

Pursuant to the Interim Order:

(a)     each PMI Share entitled to vote at the PMI Shareholders' Meeting will entitle the holder to one vote at the PMI Shareholders' Meeting in respect of the PMI Arrangement Resolution;

(b)    the number of votes required to pass the PMI Arrangement Resolution will be:

(i)     at least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting; and

(ii)     at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders' Meeting, after excluding votes cast by certain "interested parties" whose votes may not be included in determining minority approval pursuant to MI 61-101.

(c)     the quorum at the PMI Shareholders' Meeting will be one person entitled to vote thereat present in person or by proxy. If a quorum is present at the opening of the PMI Shareholders' Meeting, the PMI Shareholders present or represented may proceed with the business of the PMI Shareholders' Meeting notwithstanding that a quorum is not present throughout the PMI Shareholders' Meeting. If a quorum is not present at the opening of the PMI Shareholders' Meeting, the PMI Shareholders present or represented may adjourn the PMI Shareholders' Meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, the PMI Arrangement Resolution authorizes the PMI Board, without further notice to or approval of the PMI Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. See Appendix A to this Information Circular for the full text of the PMI Arrangement Resolution.

PART VI -- GENERAL PROXY MATTERS -- ASANKO

Solicitation of Proxies

This Information Circular is being furnished in connection with the solicitation of proxies by the management of Asanko for use at the Asanko Shareholders' Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying notice of meeting (the "Asanko Notice of Meeting"). Asanko will conduct its solicitation of proxies primarily by mail but proxies may be solicited personally or by telephone by directors, officers and regular employees of Asanko.

In connection with the solicitation of proxies, Asanko has retained Laurel Hill Advisory Group to assist in its communications with its shareholders. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of approximately $30,000 plus out-of-pocket expenses.

Asanko has arranged for intermediaries to forward the meeting materials to Non-Registered Holders of the Asanko Shares held of record by those intermediaries and Asanko may reimburse the intermediaries for their reasonable fees and disbursements in that regard. All solicitation costs in connection with the Asanko Shareholders' Meeting will be borne by Asanko.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Asanko Shares. The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons named in the enclosed form of proxy are directors and/or officers of Asanko ("Asanko Management Proxyholders").

A shareholder has the right to appoint a person other than a Asanko Management Proxyholder to represent the shareholder at the Asanko Shareholders' Meeting by striking out the names of the Asanko Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Completed forms of proxy must be deposited at the office of the Asanko's registrar and transfer agent, Computershare Canada at 100 Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department) not later than 5:00 p.m. (Vancouver time) on January 28, 2014 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Asanko Shareholders' Meeting, unless the chairman of the meeting elects to exercise his discretion to accept proxies received subsequently.

Any Registered Holder of Asanko who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Holder, his attorney authorized in writing or, if the Registered Holder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Asanko, at any time up to and including the last business day preceding the date of the Asanko Shareholders' Meeting, or any adjournment or postponement thereof, or with the chairman of the Asanko Shareholders' Meeting on the day of the Asanko Shareholders' Meeting. Only Registered Holders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Asanko Shareholders' Meeting, arrange for their nominees to revoke the proxy on their behalf.

Record Date

The Record Date for determination of Asanko Shareholders entitled to receive notice of and to vote at the Asanko Shareholders' Meeting was December 30, 2013. Only Asanko Shareholders whose names have been entered in the applicable register of Asanko Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Asanko Shareholders' Meeting.

Signature of Proxy

The accompanying form of proxy must be executed by the Asanko Shareholder or its attorney authorized in writing, or if the Asanko Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Asanko).

Exercise of Discretion of Proxy

The persons named in the accompanying form of proxy will vote the Asanko Shares in respect of which they are appointed in accordance with the direction of the Asanko Shareholder appointing them. If you specify a choice with respect to any matter to be acted upon, your Asanko Shares will be voted accordingly. In the absence of such direction, the Asanko Shares will be voted FOR the approval of the Asanko Arrangement Resolution as described in this Information Circular.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to each matter or group of matters identified therein for which a choice is not specified, any amendments or variations to matters identified in the Asanko Notice of Meeting and with respect to other matters which may properly come before the Asanko Shareholders' Meeting. At the date of this Information Circular, management of PMI knows of no such amendments, variations or other matters to come before the PMI Shareholders' Meeting.

Registered Holder of Asanko Shares

If you are a Registered Holder (a shareholder whose name appears on the records of Asanko as the registered holder of Asanko Shares) of Asanko, you may wish to vote by proxy whether or not you are able to attend the Asanko Shareholders' Meeting in person. Registered Holders electing to submit a proxy may do so by:

(a)     MAIL/FACSIMILE: complete, date and sign the enclosed proxy and return it to Asanko's registrar and transfer agent, Computershare Canada, by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, by mail to Computershare Canada 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department) or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)     TELEPHONE: use a touch-tone phone to transmit voting choices to the toll free number given in the enclosed proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy for the toll free number and the proxy control number; or

(c)     INTERNET: use the Internet at Computershare's website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy for the holder's proxy control number;

in all cases ensuring that the enclosed proxy is received not later than 5:00 pm (Vancouver time) on January 28, 2014 or forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement thereof at which the enclosed proxy is to be used.

Non-Registered Holders of Asanko Shares

Only Asanko Shareholders whose names appear on the records of Asanko as the registered holders of their Asanko Shares or duly appointed proxyholders are permitted to vote at the Asanko Shareholders' Meeting. Most Asanko Shareholders are Non-Registered shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as CDS Clearing and Depositary Services Inc.. If you purchased your shares through a broker, you are likely a Non-Registered Holder.

Non-Registered Holders of Asanko Shares should refer to the section entitled "Information for Beneficial Shareholders".

Voting Securities and Principal Holders Thereof

Asanko is authorized to issue an unlimited number of common shares without par value. As at December 20, 2013, there were 85,054,338 Asanko Shares issued and outstanding, each entitled to one vote per share at the Asanko Shareholders' Meeting.

To the knowledge of the directors and senior officers of the Asanko, and based on Asanko's review of the records maintained by Computershare Canada, electronic filings with System for Electronic Document Analysis and Retrieval and insider reports filed with SEDI, no person owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Asanko.

Description of Securities Being Distributed

Pursuant to the terms of the Arrangement Agreement (and assuming there are no Dissenting Shareholders), Asanko will issue 87,150,018 Asanko Shares in exchange for all of the outstanding PMI Shares. In addition, Asanko shall reserve: (i) 3,316,242 Asanko Shares for issuance in connection with the Replacement Options, (ii) 126,000 Asanko Shares for issuance in connection with the Replacement Warrants and, (iii) up to 117,157 Asanko Shares expected to be issued in connection with performance rights that have been granted to two of PMI's employees.

The holders of Asanko Shares shall be entitled to receive dividends, as and when declared by the Asanko Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Asanko Board may from time to time determine and all dividends which the Asanko Board may declare on the Asanko Shares shall be declared and paid in equal amounts per share on all Asanko Shares at the time outstanding. In the event of the dissolution, liquidation or winding up of Asanko, whether voluntary or involuntary, or any other distribution of assets of Asanko among the holders of Asanko Shares for the purpose of winding up its affairs, the holders of Asanko Shares shall be entitled to receive the remaining property and assets of Asanko. The holders of Asanko Shares shall be entitled to receive notice of and attend all meetings of the holders of Asanko Shares and shall have one vote for each Asanko Share held at all meetings of the holders of Asanko Shares.

Asanko Board and Election of Directors

See "Part II -- Pro Forma Information of Asanko After Giving Effect to the Arrangement -- Directors and Officers of Asanko Upon Completion of the Arrangement" for a description of the Asanko board and the election of directors in connection with the Arrangement.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at December 31, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	8,158,750	$4.45	344,683
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,158,750	$4.45	344,683

Note:

(1)   See heading "Option Based Awards" in the Asanko Circular for material terms of the Option Plan.

Indebtedness of Directors and Executive Officers of Asanko

Asanko is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of Asanko, a proposed nominee for election as a director of Asanko, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Asanko, indebted to Asanko or any of its Subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Asanko has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Asanko or any of its Subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein), Asanko is not aware of any material interests, direct or indirect, of any informed persons of Asanko, or any associate or affiliate of any informed person, in any transaction since the commencement of Asanko's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Asanko or any of its Subsidiaries.

For the purposes of this Information Circular, an "informed person" means a director or executive officer of Asanko, a director or executive officer of a person or company that is itself an "informed person" or Subsidiary of Asanko and any person or company who beneficially owns, directly or indirectly, voting securities of Asanko or who exercises control or direction over voting securities of Asanko or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Asanko.

Particulars of Other Matters to be Acted Upon at the Asanko Shareholders' Meeting

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

Statement of Rights

Canadian Securities Laws provide Asanko Shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to Asanko Shareholders; however, such rights must be exercised within the prescribed time limits. Asanko Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their legal counsel.

Procedure and Votes Required

To be effective, the Asanko Arrangement Resolution must be approved by an affirmative vote of at least 50% plus one of the votes cast by the Asanko Shareholders present in person or by proxy at the Asanko Shareholders' Meeting.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in the section entitled "Summary Information".

"2012 PRU" means the Esaase Gold Project review updated published on September 6, 2012;

"ASIC" means the Australian Securities and Investments Commission;

"ASX" means the ASX Limited or the Australian Securities Exchange, as the context requires;

"ASX Listing Rules" means the Listing Rules of ASX Limited;

"ATO" means the Australian Taxation Office;

"Acquiring Person" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"Acquisition Proposal" means, with respect to PMI or Asanko, any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 20% or more of the assets of PMI or Asanko (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement, joint venture, option agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more of the assets of PMI or Asanko), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving PMI or Asanko (other than the Arrangement);

"Adansi" means Adansi Gold Company (GH) Limited, a wholly-owned subsidiary of PMI;

"Affiliate" has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

"Applicable Accounting Principles" means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

"Arrangement" means the arrangement pursuant to which, among other things, PMI and Asanko will combine their businesses under the provisions of Part 9, Division 5 of the BCBCA, all on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated December 17, 2013 between PMI and Asanko with respect to the Arrangement, as supplemented, modified or amended;

"Asanko" means Asanko Gold Inc., both before and after the completion of the Arrangement;

"Asanko AIF" means the Annual Information Form of Asanko dated March 28, 2013, incorporated by reference into this Information Circular;

"Asanko Arrangement Resolution" means the resolution in connection with the Arrangement to be voted on by the Asanko Shareholders at the Asanko Shareholders' Meeting in substantially the form set forth in Appendix B to this Information Circular;

"Asanko Board Nominees" means Shawn Wallace, Colin Steyn, Peter Breese, Marcel de Groot and Gordon Fretwell;

"Asanko Board" or "Board of Directors of Asanko" means the board of directors of Asanko as it may be comprised from time to time, both before and after the completion of the Arrangement;

"Asanko Management Proxyholders" means the directors and/or officers of Asanko named in the enclosed form of proxy;

"Asanko Option" means an option that is outstanding immediately before the Effective Date, to acquire Asanko Shares pursuant to any stock option plan of Asanko;

"Asanko Notice of Meeting" means the Notice of Special Meeting of Asanko Shareholders;

"Asanko Option Plan" means the current stock option plan of Asanko which was adopted by the directors of Asanko on August 18, 2011, and approved by Asanko Shareholders on September 27, 2011;

"Asanko Shareholders" mean the holders of Asanko Shares;

"Asanko Shareholders' Meeting" means such meeting or meetings of the holders of Asanko Shares, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

"Asanko Shares" means the common shares in the capital of Asanko;

"Asanko Special Committee" means the special committee of the Asanko Board established to review the proposed Arrangement and make recommendations to the Asanko Board regarding the merits of the Arrangement;

"Asanko SRP" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"Asanko SRP Agreement" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"Asanko Voting Agreements" means the voting agreements between PMI and each of the Locked-up Asanko Securityholders, pursuant to which such persons agreed to, among other things, vote in favour of the Arrangement;

"Asanko Warrant" means a warrant that is outstanding immediately before the Effective Date, to acquire Asanko Shares;

"Australian Corporation Act" means the Corporations Act 2001 (Cth);

"Australian Securities Laws" means the Australian Corporations Act and the ASX Listing Rules;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Beneficial Shareholders" means PMI Shareholders and Asanko Shareholders who do not hold their Shares in their own name;

"Broadridge" means Broadridge Financial Solutions, Inc.;

"Business Day" means a day that is not a Saturday, Sunday or civic or statutory holiday, in each of Vancouver, British Columbia and Perth, Australia;

"Canaccord Genuity" means Canaccord Genuity Corp., financial advisor to Asanko;

"Canaccord Genuity Fairness Opinion" means the opinion of Canaccord Genuity provided to the Asanko Board, dated December 16, 2013, a copy of which is attached as Appendix G to this Information Circular;

"Canada-U.S. Tax Convention" means the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended;

"Canadian Securities Administrators" means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

"Canadian Securities Laws" means the Securities Act and the equivalent legislation in the other Provinces and in the Territories of Canada, as amended from time to time;

"CDI" means a CHESS Depositary Interest representing an uncertified unit of beneficial ownership in an underlying security;

"CDNP" means CHESS Depositary Nominee Pty. Ltd.;

"CDS" means CDS Clearing and Depository Services Inc.;

"CGT" means capital gains tax;

"Change in Recommendation" has the meaning set forth under "Part I-- The Arrangement -- The Arrangement Agreement -- Superior Proposal and Right to Match";

"CHESS" means the Clearing House Electronic Subregister System, which is the electronic system pursuant to which CDIs trade on the ASX;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Computershare Australia" means Computershare Investor Services Pty Ltd.;

"Computershare Canada" means Computershare Investors Services Inc., the registrar and transfer agent of both the PMI Shares and Asanko Shares;

"Confidentiality Agreement" means the mutual confidentiality and standstill agreement dated December 7, 2013 between PMI and Asanko;

"Convention" means the Canada-Australia Income Tax Convention;

"Court" means the Supreme Court of British Columbia;

"CRA" means the Canada Revenue Agency;

"Depositary" means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Asanko and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Asanko Shares in connection with the Arrangement;

"DFS" means the definitive feasibility study relating to the Esaase Gold Project;

"Dissent Notice" means the written objection of a Registered Holder to the PMI Arrangement Resolution, submitted to PMI, as applicable, in accordance with the Dissent Procedures;

"Dissent Procedures" means the dissent procedures, as set forth in the Plan of Arrangement, the Interim Order and Sections 242 to 247 of the BCBCA, as the same may be modified by any interim order of the Court and the Final Order, and as described under "Part I-- The Arrangement -- Right to Dissent";

"Dissent Rights" has the meaning ascribed to in under Article 5 of the Plan of Arrangement which can be found at Appendix E of this Information Circular;

"Dissenting Shareholders" means a holder of Dissenting Shares;

"Dissenting Shares" means PMI Shares, in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

"DRA" means DRA Minerals Projects, technical advisors to Asanko;

"DRS Advice" means the document evidencing the electronic registration of ownership of Asanko Shares under the Direct Registration System adopted by Computershare Canada;

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;

"Effective Date" means the effective date of the Arrangement, being the second Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 7 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by PMI and Asanko, and PMI and Asanko will execute a closing certificate confirming the Effective Date;

"Effective Time" means the time on the Effective Date specified as the "Effective Time" on the closing certificate executed by PMI and Asanko;

"EIS" means the Environmental Impact Statement for the Esaase Gold Project submitted by Asanko to the EPA in September, 2013;

"EPA" means the Environmental Protection Agency of Ghana;

"Esaase Technical Report" or "2013 PFS" means the technical report entitled "National Instrument 43-101 Independent Technical Report for Asanko Gold Incorporated's Pre-Feasibility Study on the Esaase Gold Project in Ghana" authored by Andrew Neil Clay, Douglas Heher, Charler Muller, Fanie Coetzee, Guy Wild, Glenn Bezuidenhout and Thomas Obiri-Yeboah and dated June 27, 2013;

"Exchange Ratio" means 0.21 Asanko Shares for each PMI Share;

"Expense Reimbursement" has the meaning set forth in "Part I - The Arrangement - Termination Payment";

"Final Order" means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Asanko, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"FITO" means foreign income tax offset;

"FSE" means the Frankfurt Stock Exchange;

"GAAP" means Generally Accepted Accounting Principles;

"Godbri" means Godbri Mining Limited;

"Goknet" means Goknet Mining Company Limited;

"Goknet Purchase Agreement" means the 2006 purchase agreement entered into between PMI and Goknet;

"Governmental Entity" means any domestic or foreign, federal, provincial or other legislative, regulatory, executive, judicial or administrative or quasi-governmental body or Person, including the Stock Exchanges and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;

"Grandfathered Person" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"In the Money Amount" means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

"Independent Shareholder" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"Information Circular" means this joint management information circular dated December 20, 2013, together with all appendices hereto, distributed by PMI and Asanko in connection with the Meetings;

"Interim Order" means the interim order of the Court dated December 20, 2013, providing for, among other things, the calling of the Meetings, attached as Appendix C hereto;

"Intermediary" includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

"IRS" means the U.S. Internal Revenue Service;

"Kubi Technical Report" means the technical report entitled "Kubi Gold Project, Ghana, West Africa, Independent Mineral Resources Estimation" dated December 3, 2010;

"Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Letters of Transmittal" means the Letters of Transmittal provided to Registered Holders of PMI Shares pursuant to which such holders are required to deliver certificates or DRS Advice representing their PMI Shares in order to receive a DRS Advice representing Asanko Shares issuable to them pursuant to the Arrangement;

"Locked-up Asanko Securityholders" means each of Marcel de Groot, Shawn Wallace, Peter Breese, Gordon Fretwell, Keith Minty, Robert Sali, Colin Steyn, Greg McCunn, Tony Devlin and Highland Park SA;

"Locked-up PMI Securityholders" means each of James Askew, Peter Bradford, John A. Clarke, Ross Ashton, Michael Price, Michael Anderson, Michael Allen, Michael Gloyne, John Ciganek, Matt Dusci, Macquarie Group Limited and Sun Valley Gold LLC;

"LoM" means life-of-mine;

"Macquarie Canada" means Macquarie Capital Markets Canada Ltd., financial advisor to PMI;

"Macquarie Canada Fairness Opinion" means the opinion of Macquarie Canada provided to the PMI Board, dated December 17, 2013, a copy of which is attached to this Information Circular as Appendix F;

"Material Adverse Effect" means, in respect of either PMI or Asanko, any one or more effects, changes, events, occurrences, results, states of facts or developments, that is material and adverse to the business, properties, assets, liabilities, obligations (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that Party and its Subsidiaries taken as a whole, other than any effects, changes, events, occurrences, results, states of facts or developments:

(a)     relating to the global economy, political conditions or securities markets in general;

(b)     affecting the worldwide gold and/or mining industries in general;

(c)     relating to a change in the market trading price of publicly traded securities of either PMI or Asanko, either related to the Arrangement Agreement and the Arrangement or the announcement thereof;

(d)     relating to any generally applicable change in applicable laws or regulations or in applicable accounting principles; or

(e)     attributable to the announcement or pendency of the Arrangement Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of the Arrangement Agreement;

"McMillan" means McMillan LLP, legal counsel to Asanko;

"Meetings" means, collectively, the PMI Shareholders' Meeting and the Asanko Shareholders' Meeting to consider the PMI Arrangement Resolution and the Asanko Arrangement Resolution, respectively, and any adjournment(s) or postponement(s) thereof and "Meeting" means, as applicable, the PMI Shareholders' Meeting or the Asanko Shareholders' Meeting;

"MGL" means Macquarie Group Limited;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"Minxcon" means Minxcon (Pty) Ltd., technical advisors to Asanko;

"NI 43-101" means National Instrument 43-101 -- Standards of Disclosure for Mineral Projects;

"NI 45-102" means National Instrument 45-101 - Resale of Securities;

"NOBOs" has the meaning set forth in "Joint Management Information Circular - Information for Beneficial Shareholders";

"Non-Electing Shareholder" has the meaning set forth in "Part I - The Arrangement - Certain United States Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement";

"Non-Registered Holder" means a non-registered Beneficial Shareholder whose shares are held through an Intermediary;

"Non-Resident Shareholder" has the meaning set forth in "Part I-- The Arrangement -- Certain Canadian Federal Income Tax Considerations";

"Non-U.S. Holder" has the meaning set forth in "Part I - Certain United States Federal Income Tax Considerations";

"Notice of Intention" has the meaning set forth in "Part I - The Arrangement - Right to Dissent";

"Notice of Petition of Hearing" means the Notice of Petition of Hearing to the Court for the Final Order, which is attached as Appendix D to this Information Circular;

"Notice of Meeting" means, as applicable, the Notice of Special Meeting of PMI Shareholders or the Notice of Special Meeting of Asanko Shareholders which accompanies this Information Circular;

"NYSE MKT" means NYSE MKT Equities Exchange;

"OBOs" has the meaning set forth in "Joint Management Information Circular - Information for Beneficial Shareholders";

"Obotan Technical Report" means the technical report entitled "Obotan Gold Project, Amansie District, Ghana - National Instrument 43-101 Technical Report" dated September 17, 2012;

"other Party" means: (i) with respect to PMI, Asanko; and (ii) with respect to Asanko, PMI;

"Parties" means, collectively, Asanko and PMI, and "Party" means Asanko or PMI, as the case may be;

"Performance Conditions" has the meaning set forth in "Part VI - General Proxy Matters - Asanko - Particulars of Other Matters to be Acted Upon at the Asanko Shareholders' Meeting - Adoption of Performance Rights Plan";

"Performance Rights" has the meaning set forth in "Part VI - General Proxy Matters - Asanko - Particulars of Other Matters to be Acted Upon at the AsankoShareholders' Meeting - Adoption of Performance Rights Plan";

"Performance Share" has the meaning set forth in "Part VI - General Proxy Matters -Asanko- Particulars of Other Matters to be Acted Upon at the Asanko Shareholders' Meeting - Adoption of Performance Rights Plan";

"Person" or "person" means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Asanko or PMI;

"PFIC" means a passive foreign investment company within the meaning of Section 1297 of the Code;

"PFIC-for-PFIC Exception" has the meaning set forth in "Part I - The Arrangement - Certain United States Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement";

"PMI" means PMI Gold Corporation, a company incorporated under the previous Company Act (British Columbia);

"PMI AIF" means the Annual Information Form of PMI dated September 25, 2013 incorporated by reference into this Information Circular;

"PMI Arrangement Resolution" means the special resolution in respect of the Arrangement to be voted on by the PMI Shareholders at the PMI Shareholders' Meeting in substantially the form set forth in Appendix A to this Information Circular under the heading "Arrangement Resolution -- PMI";

"PMI Asanko Board Nominees" means Peter Bradford and Michael Price;

"PMI Board" or "Board of Directors of PMI" means the board of directors of PMI as it may be comprised from time to time;

"PMI CDI" means a CHESS Depositary Interest representing an uncertificated unit of beneficial ownership in a PMI Share registered in the name of CDNP;

"PMI Management Proxyholders" means the directors and/or officers of PMI named in the enclosed form of proxy;

"PMI Notice of Meeting" means the Notice of Special Meeting of PMI Shareholders;

"PMI Options" means the options to purchase PMI Shares granted by PMI pursuant to the provisions of the PMI Stock Option Plan;

"PMI Optionholder" means, at the relevant time, the holders of PMI Options;

"PMI Performance Rights" means the performance rights of PMI granted by PMI pursuant to the provisions of the PMI Performance Rights Plan;

"PMI Performance Rights Plan" means the PMI performance rights plan which was adopted by the Board of Directors of PMI, and approved by PMI Shareholders on April 17, 2012;

"PMI Securityholders" means, collectively, the PMI Shareholders, PMI Optionholders and PMI Warrantholders;

"PMI Shares" means the common shares in the capital of PMI;

"PMI Shareholders" means, at the relevant time, the holders of PMI Shares;

"PMI Shareholders' Meeting" means such meeting or meetings of the PMI Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

"PMI Special Committee" means the special committee of the PMI Board established to review the proposed Arrangement and make recommendations to the PMI Board regarding the merits of the Arrangement;

"PMI Stock Option Plan" means the current amended and restated stock option plan of PMI which was adopted by the Board of Directors of PMI on April 8, 2013, and approved by PMI Shareholders on May 15, 2013;

"PMI Superior Proposal" means a Superior Proposal made in respect of PMI;

"PMI Voting Agreements" means the voting agreements between Asanko and each of the Locked-up PMI Securityholders, pursuant to which such persons agreed to, among other things, vote in favour of the Arrangement;

"PMI Warrant" means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

"PMI Warrantholder" means, at the relevant time, the holders of PMI Warrants;

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Appendix E to this Information Circular, as amended, varied or supplemented from time to time in accordance with the terms thereof or at the discretion of the Court in the Final Order;

"Proxy Solicitation Agents" means Laurel Hill Advisory Group and Orient Capital Pty Ltd, as applicable;

"QEF Election" has the meaning set forth in "Part I - The Arrangement - Certain United States Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement";

"Record Date" means, in respect of both the PMI Shareholders' Meeting and the Asanko Shareholders' Meeting, the close of business on December 30, 2013;

"Record Time" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"Registered Holder" means, as applicable, the person whose name appears on the register of PMI as the owner of PMI Shares or whose name appears on the register of Asanko as the owner of Asanko Shares, as the case may be;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Reorganization" has the meaning set forth in "Part I-- The Arrangement -- Certain United States Federal Income Tax Considerations";

"Replacement Option" means an option or right to purchase Asanko Shares resulting, following the completion of the Arrangement, from the exchange of the PMI Options in accordance with the Plan of Arrangement;

"Replacement Warrant" means a warrant to purchase Asanko Shares resulting, following the completion of the Arrangement, from the exchange of the PMI Warrant in accordance with the Plan of Arrangement;

"Representatives" mean the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

"Resident Shareholder" has the meaning set forth under "Part I - The Arrangement - Consulting Agreements and Retention Bonuses";

"Right" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (British Columbia), as amended;

"Securities Laws" means, collectively, all applicable Canadian Securities Laws, U.S. Securities Laws, Australian Securities Laws and any other applicable securities Laws;

"Securities Regulators" means the British Columbia Securities Commission, the securities regulatory authorities in each of the other Provinces of Canada, the ASIC and the SEC;

"SEDAR" means the System for Electronic Document Analysis and retrieval of the Canadian Securities Administrators;

"SEDI" means the System for Electronic Disclosure by Insiders;

"Separation Time" has the meaning set forth in "Part II - Pro Forma Information of Asanko After Giving Effect to the Arrangement - Shareholder Rights Plan";

"Shares" means, collectively, PMI Shares and Asanko Shares;

"Shareholder" has the meaning set forth under "Part I - The Arrangement - Certain Canadian Federal Income Tax Considerations - General";

"Shareholders" means, collectively, PMI Shareholders and Asanko Shareholders;

"Solicited Party" means a Party who receives a written Acquisition Proposal which was not solicited or encouraged by such Party and did not otherwise result from a breach of the non-solicitation covenants in the Arrangement Agreement;

"SSF" has the meaning set forth under "Part I - The Arrangement - Share Sale Facility";

"Stikeman Elliott" means Stikeman Elliott LLP, legal counsel to PMI;

"Stock Exchanges" means the TSX, ASX, FSE and NYSE MKT;

"Subsidiary" has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus and Registration Exemptions;

"Subsidiary PFIC" has the meaning set forth in "Part I - The Arrangement - Certain United States Federal Income Tax Considerations - Ownership of Asanko Shares";

"Superior Proposal" has the meaning set forth under "Part I-- The Arrangement -- The Arrangement Agreement -- Mutual Covenants Regarding Non-Solicitation";

"Superior Proposal Notice" has the meaning set forth under "Part I-- The Arrangement -- The Arrangement Agreement -- Superior Proposal and Right to Match";

"TAP" means taxable Australian property;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Termination Date" means March 31, 2014;

"Termination Fee" means the termination fee in the amount of $9,400,000;

"Terminating Party" means a Party that has complied with the provisions of the Arrangement Agreement relating to Acquisition Proposals and Superior Proposals such that the Party may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal that such Party's board of directors has determined to be Superior Proposal and that is received prior to the date of approval of the PMI Arrangement Resolution and the Asanko Arrangement Resolution and terminates the Arrangement Agreement;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States, as defined in Rule 902(k) under Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Holders" has the meaning set forth in "Part I-- The Arrangement -- Certain United States Federal Income Tax Considerations";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the "blue sky" or securities law of any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act, and the rules and regulations of the SEC thereunder;

"Voting Agreements" mean the PMI Voting Agreements and the Asanko Voting Agreements; and

"VIF" means voting instruction form.

Words importing the singular number include the plural and vice versa.

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms". Certain other terms used herein but not defined herein are defined in NI 43-101 and, unless the context otherwise requires, will have the same meanings herein as in NI 43-101. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP unless otherwise indicated.

CONSENT OF MACQUARIE CAPITAL MARKETS CANADA LTD.

We refer to the fairness opinion (the "Fairness Opinion") dated December 17, 2013 which we prepared solely for the Board of Directors of PMI Gold Corporation ("PMI") in connection with a plan of arrangement involving PMI and Asanko Gold Inc. ("Asanko"). We consent to the references to our firm name and to the references to and inclusion of the Fairness Opinion in the joint management information circular of PMI and Asanko dated December 20, 2013. In providing this consent, we do not intend that any person other than the Board of Directors of PMI rely upon such opinion.

Toronto, Ontario	"Macquarie Capital Markets Canada Ltd."
December 20, 2013

CONSENT OF CANACCORD GENUITY CORP.

We refer to the fairness opinion (the "Fairness Opinion") dated December 16, 2013 which we prepared solely for the Board of Directors of Asanko Gold Inc. ("Asanko") in connection with a plan of arrangement involving Asanko and PMI Gold Corporation ("PMI"). We consent to the references to our firm name and to the references to and inclusion of the Fairness Opinion in the joint management information circular of PMI and Asanko dated December 20, 2013. In providing this consent, we do not intend that any person other than the Board of Directors of Asanko rely upon such opinion.
Toronto, Ontario	"Canaccord Genuity Corp."
December 20, 2013

Appendix A
PMI Arrangement Resolution

BE IT RESOLVED THAT, AS A SPECIAL RESOLUTION, THAT:

1.      The arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving PMI Gold Corporation ("PMI"), all as more particularly described and set forth in the Joint Management Proxy Circular (the "Information Circular") of PMI and Asanko Gold Inc. ("Asanko") dated December 20, 2013, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.     The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving PMI and implementing the Arrangement, the full text of which is set out in Appendix E to the Information Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.     The arrangement agreement (the "Arrangement Agreement") between PMI and Asanko, dated December 17, 2013, the actions of the directors of PMI in approving the Arrangement and the actions of the officers of PMI in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.     Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of PMI or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of PMI are hereby authorized and empowered, without further notice to, or approval of, the securityholders of PMI:

(a)     to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)     subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

A-1

Appendix B
Asanko Arrangement Resolution

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.     In accordance with Section 611(c) of the TSX Company Manual and for all other purposes the issuance, or reservation for issuance, as the case may be, by Asanko Gold Inc. (the "Corporation"), pursuant to the arrangement agreement dated December 17, 2013 between PMI Gold Corporation ("PMI") and the Corporation (the "Arrangement Agreement") and on the terms and conditions in the Information Circular sent in respect of these resolutions of 90,709,417 common shares of the Corporation ("Common Shares"), being the number of common shares of the Corporation necessary to give effect to the Arrangement (as defined in the Arrangement Agreement), being greater than 25% of the number of issued and outstanding common shares of the Corporation, be and is hereby authorized, approved and adopted;

2.     Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing; and

B-1

Appendix C
Interim Order

No. S139441
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PMI GOLD CORPORATION

PMI GOLD CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)
BEFORE	) MASTER SCARTH	) 20/Dec/2013
))

ON THE APPLICATION of the Petitioner, PMI Gold Corporation ("PMI") for an Interim Order under section 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the "BCBCA") in connection with an arrangement with Asanko Gold Inc. ("Asanko") under section 288 of the BCBCA

[x}     without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 20/Dec/2013 and on hearing Angela Bespflug, counsel for PMI, and upon reading the Affidavit No. 1 of Michael Allen sworn on December 18, 2013 (the "Allen Affidavit");

THIS COURT ORDERS that:

DEFINITIONS

1.     As used in this Order, unless otherwise defined, terms beginning with capital letters will have the respective meanings set out in the Notice of Special Meeting Of PMI Gold Corporation Shareholders (the "Notice") and Joint Management Information Circular (the ''Information Circular''), attached as Exhibit ''A'' to the Allen Affidavit.

SPECIAL MEETING

2.     Pursuant to section 291(2)(b)(i) and sections 289(1)(a)(i) and (e) of the BCBCA, PMI is authorized and directed to call, hold and conduct a special meeting (the ''Meeting'') of the registered holders of common shares of PMI ("Registered PMI Shareholders") to be held in Perth, Western Australia at 09:00 a.m. (Perth time) on January 29, 2014 to, inter alia, consider and, if deemed advisable, to pass, with or without variation, a special resolution (the ''Arrangement Resolution'') approving and adopting in accordance with section 289(1)(a)(i) of the BCBCA an arrangement substantially as contemplated in the Plan of Arrangement (the ''Arrangement''). A draft of the Arrangement Resolution is attached as Appendix "A" to the Information Circular.

3.     The Meeting will be called, held and conducted in accordance with the BCBCA, the Notice, the Information Circular, the articles of PMI and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency (including any inconsistency between this Interim Order and the terms of any instrument creating or governing or collateral to the PMI Shares) this Interim Order will govern or, if not specified in the Interim Order, the Information Circular will govern.

AMENDMENTS

4.     PMI is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as it may determine without any additional notice to or authorization of the PMI Shareholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as so amended, modified or supplemented, will be the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice to be submitted to PMI Shareholders at the Meeting, as applicable, and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.     Notwithstanding the provisions of the BCBCA and the articles of PMI, the board of directors of PMI (the "PMI Board") by resolution will be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the PMI Shareholders respecting the adjournment or postponement, and without the need for approval of this Court, subject to the Arrangement Agreement. Notice of any such adjournment or postponement will be given by press release, newspaper advertisement or notice sent to the PMI Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the PMI Board.

RECORD DATE

6.     The record date for determining PMI Shareholders entitled to receive the Notice, the Information Circular and the forms of proxy or voting instruction form, as applicable, for use by the PMI Shareholders (collectively, the ''Meeting Materials'') is the close of business on December 19, 2013 (the ''Record Date''), as previously approved by the PMI Board and published by PMI.

NOTICE OF SPECIAL MEETING

7.     The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and PMI will not be required to send to the PMI Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

8.     The Meeting Materials, with such amendments or additional documents as counsel for PMI may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, will be sent:

(a)     to Registered PMI Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the registered PMI Shareholder at its address as it appears in the central securities register of PMI as at the Record Date;

(b)     to beneficial PMI Shareholders (those whose names do not appear in the central securities register of PMI) other than those holding shares in Australia through CHESS Depository Interests, by providing, in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial PMI Shareholders;

(c)     to beneficial PMI Shareholders holding shares in Australia through CHESS Depository Interests, by providing the requisite number of copies of the Meeting Materials in accordance with Australian legal requirements;

(d)     at any time by email or facsimile transmission to any PMI Shareholder who identifies him- or herself to the satisfaction of PMI (acting through its representatives), who requests such email or facsimile transmission and, if required by PMI, agrees to pay the charges related to such transmission; and

(e)     to the directors and auditor of PMI by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission;

9.     Substantial compliance with paragraph 8 will constitute good and sufficient notice of the Meeting.

10.     The Information Circular (including the Notice and this Interim Order) with such amendments or additional documents as counsel for PMI may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order (the "Option/Warrant Materials"), will be sent to the holders of PMI Options ("PMI Optionholders") and PMI Warrants ("PMI Warrantholders") as at the Record Date by any method permitted for service to Registered PMI Shareholders not later than twenty-one (21) days before the Meeting and such mailing, delivery and distribution will constitute good and sufficient notice of the Application (as defined at paragraph 24, below) and of the hearing in respect of the Application upon such persons.

11.     Accidental failure of or omission by PMI to give notice to any one or more PMI Shareholder, PMI Warrantholder or PMI Optionholder (collectively, the "PMI Securityholders") or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of PMI (including, without limitation, any inability to use postal services) will not constitute a breach of this Interim Order or, in relation to notice to PMI Securityholders, a defect in the calling of the Meeting will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of PMI, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.     The Meeting Materials and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting, will be deemed to have been received,

(a)     in the case of mailing, at the time specified at section 6 of the BCBCA;

(b)     in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)     in the case of transmission by email or facsimile, upon the transmission thereof;

(d)     in the case of advertisement, at the time of publication of the advertisement;

(e)     in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f)     in the case of beneficial PMI Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

13.     Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the PMI Shareholders by press release, news release, newspaper advertisement or by notice sent to the PMI Shareholders by any of the means set forth in paragraph 8, as determined to be the most appropriate method of communication by the PMI Board.

PERMITTED ATTENDEES

14.     The only persons entitled to attend the Meeting will be:

(a)     the Registered PMI Shareholders as at the close of business on the Record Date, or their respective proxyholders;

(b)     directors, officers, auditors and advisors of PMI;

(d)     directors, officers and advisors of Asanko; and

(e)     other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting will be the Registered PMI Shareholders.

SOLICITATION OF PROXIES

15.     PMI is authorized to use the forms of proxy and voting instruction form for PMI Shareholders, as applicable, in substantially the same form as are attached as Exhibit ''D'' to the Allen Affidavit, subject to PMI's ability to insert dates and other relevant information in the final forms thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. PMI is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

16.     The procedures for the use of proxies at the Meeting and revocation of proxies will be as set out in the Notice and the Information Circular.

17.     PMI may in its discretion generally waive the time limits for the deposit of proxies by PMI Shareholders if PMI deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING

18.     At the Meeting, the votes will be taken on the following bases:

(a)     each Registered PMI Shareholder whose name is entered on the central securities register of PMI at the close of business on the Record Date is entitled to one (1) vote for each PMI Share registered in his/her/its name;

(b)     the requisite and sole approvals required to pass the Arrangement Resolution will be (i) the affirmative vote of at least two-thirds of the total votes cast by the Registered PMI Shareholders, voting as a single class, present in person or by proxy and entitled to vote at the Meeting, and (ii) the affirmative vote of a majority of votes cast by the Registered PMI Shareholders, voting as a single class, present in person or by proxy but excluding votes cast by Macquarie Group Limited and any other PMI Shareholder whose votes may not be included in determining minority approval under Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions); and,

(c)     the quorum at the Meeting will be one person entitled to vote thereat present in person or by proxy. If a quorum is present at the opening of the Meeting, the PMI Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the PMI Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

SCRUTINEER

19.     The scrutineer for the Meeting will be Computershare Investor Services Pty Limited (acting through its representatives, or through PMI's company secretary, for that purpose). The duties of the scrutineer will include:

(a)     reviewing and reporting to the Chair on the deposit and validity of proxies;

(b)     reporting to the Chair on the quorum of the Meeting;

(c)     reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d)     providing to PMI and to the Chair written reports on matters related to their duties.

PMI SHAREHOLDER DISSENT RIGHTS

20.     Each Registered PMI Shareholder is granted the following rights to dissent (''Dissent Rights'') in respect of the Arrangement Resolution, in accordance with sections 242 to 247 of the BCBCA:

(a)     a Registered PMI Shareholder intending to exercise the Dissent Rights must give a written notice of dissent (a ''Dissent Notice'') to PMI, c/o Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Angela Bespflug, to be received by PMI no later than 4:00 p.m. (Vancouver time) on January 24, 2014, or two business days prior to any adjournment or postponement of the Meeting and which must comply with this paragraph 20;

(b)     a Dissent Notice must specify the name and address of the Registered PMI Shareholder, the number of PMI Shares in respect of which the Dissent Notice is being given (the ''Notice Shares'') and:

(i)     if the Dissent Notice is being given by the Registered PMI Shareholder on its own behalf, the Dissent Notice must state that either:

(A)     the Notice Shares constitute all of the PMI Shares of which the Registered PMI Shareholder is the beneficial owner; or

(B)     the Notice Shares constitute all of the PMI Shares of which the Registered PMI Shareholder is both the registered and beneficial owner, the number of PMI Shares of which the Registered PMI Shareholder is the beneficial owner but not the registered owner and, in respect of such shares of which the Registered PMI Shareholder is only the beneficial owner, the names of the registered owners of such shares, the number of such shares held by each of them and that Dissent Notices are being, or have been, given in respect of all such shares;

(ii)     if the Dissent Notice is being given by the Registered PMI Shareholder on behalf of another person who is the beneficial owner of the Notice Shares (the "Dissenting Owner"), the Dissent Notice must so state and must also:

(A)     state the name and address of the Dissenting Owner;

(B)     state that the Notice Shares represent all of the PMI Shares registered in the name of the Registered PMI Shareholder which are beneficially owned by the Dissenting Owner; and

(C)     include a statement from the Dissenting Owner stating the number of PMI Shares of which the Dissenting Owner is the beneficial owner and, in respect of any such shares which are not Notice Shares, stating whether the Dissenting Owner is also the registered owner of any such shares (and, if so, stating the number of such shares) and if not, stating the names of the registered owners of such shares and the number of such shares held by each such registered owner, and that notices of dissent are being, or have been, given in respect of all such shares;

(c)     a Registered PMI Shareholder must not vote in favour of the Arrangement Resolution on any PMI Shares registered in its name in respect of which the PMI Shareholder has given a Dissent Notice;

(d)     if the Arrangement Resolution is passed at the Meeting, PMI must send by registered mail to every Registered PMI Shareholder which has duly and validly given a Dissent Notice, prior to the date set for the hearing of the Final Order, a notice (a ''Notice of Intention'') stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, PMI intends to complete the Arrangement and advising the Registered PMI Shareholder that if the Registered PMI Shareholder wishes to proceed with its dissent, the Registered PMI Shareholder must comply with the requirements of paragraph 20(e);

(e)     a Registered PMI Shareholder that wishes to proceed with its dissent must give to PMI, c/o Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Angela Bespflug, to be received by PMI no later than 4:00 pm (Vancouver time) on the date which is 14 days after the date of mailing of the Notice of Intention:

(i)     a written statement that the Registered PMI Shareholder requires PMI to purchase all of the Notice Shares,

(ii)     the certificates representing the Notice Shares, and

(iii)     if paragraph 20(b)(i)(B) or 20(b)(ii) applies, a written statement that:

(A)     is signed by the beneficial owner on whose behalf the Dissent Rights are being exercised, and

(B)     sets out whether or not the beneficial owner is the beneficial owner of other PMI Shares and, if so, states:

(I)     the names of the registered owners of those other shares,

(II)     the number of those other shares that are held by each of those registered owners, and

(III)     that the Dissent Rights have been exercised in respect of all of those other shares;

(f)     if a Registered PMI Shareholder fails to strictly comply with the foregoing requirements of the Dissent Rights with respect to any Notice Shares, PMI will return to the Registered PMI Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 20(e), PMI will cease to have any further obligation to the Registered PMI Shareholder under paragraph 20(k) with respect to those Notice Shares and, if the Arrangement is completed, that Registered PMI Shareholder will be deemed to have participated in the Arrangement with respect to those Notice Shares on the same terms as other Registered PMI Shareholders who did not give a Dissent Notice to PMI;

(g)     if a Dissent Notice is given to PMI in respect of Notice Shares by a Registered PMI Shareholder who is the beneficial owner of those Notice Shares, or by a Registered PMI Shareholder on behalf of another person who is the beneficial owner of those Notice Shares, and the foregoing Dissent Rights are not strictly complied with in respect of all the PMI Shares beneficially owned by that beneficial owner, PMI will return to the Registered PMI Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 20(e), PMI's obligations under paragraph 20(k) will terminate with respect to those Notice Shares and, if the Arrangement is completed, that Registered PMI Shareholder will be deemed to have participated in the Arrangement with respect to those Notice Shares on the same basis as other Registered PMI Shareholders who did not give a Dissent Notice to PMI;

(h)     a Registered PMI Shareholder that complies with the foregoing requirements of the Dissent Rights (a ''Dissenting Shareholder'') with respect to Notice Shares is not able to withdraw its dissent and, on the Effective Date immediately following completion of the steps described in section 3.1 of the Plan of Arrangement, the Dissenting Shareholder will be deemed to have transferred to PMI all of those Notice Shares (hereinafter the ''Dissent Shares'') (free and clear of any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charges or encumbrances whatsoever) for cancellation without any further act or formality, and will have no further right in respect of the Dissent Shares other than to be paid for the Dissent Shares in accordance with paragraph 20(k) and, from and after the time at which the Dissenting Shareholder is deemed to have transferred to PMI the Dissent Shares; (i) in no case will PMI or Asanko be required to recognize such Dissenting Shareholder as a holder of those Dissent Shares; and (ii) the name of such Dissenting Shareholder will be removed from PMI's central securities register with respect to those Dissent Shares;

(i)     a Dissenting Shareholder who is ultimately determined not to be entitled, for any reason, to be paid fair value for its Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting PMI Shareholder and will be entitled to receive only common shares of Asanko ("Asanko Shares") on the same basis as such non-dissenting PMI Shareholders are entitled to receive them pursuant to the Arrangement;

(j)     if a Dissenting Shareholder complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, PMI will return to the Dissenting Shareholder the certificates representing the Dissent Shares, if any, delivered to it pursuant to paragraph 20(e) and PMI will have no obligations to the Dissenting Shareholder under paragraphs 20(k) and 20(l);

(k)     PMI will promptly pay to a Dissenting Shareholder, for each Dissent Share:

(i)     the amount agreed upon by that Dissenting Shareholder and PMI following the reaching of an agreement; or

(ii)     if that Dissenting Shareholder and PMI are unable to agree upon an amount, the amount determined under paragraph 20(l); and

(l)     PMI or a Dissenting Shareholder who has not reached an agreement with PMI under paragraph 20(k)(i) may apply to the Court and the Court may:

(i)     determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(ii)     join in the application every Dissenting Shareholder, other than a Dissenting Shareholder who has reached an agreement with PMI under paragraph 20(k)(i); and

(iii)     make consequential orders and give directions it considers appropriate; and

(m)     for greater certainty, neither PMI, Asanko, nor any other person will be required to recognize a Dissenting Shareholder as a registered or beneficial shareholder of PMI Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders will be deleted from the central securities register of PMI.

APPLICATION FOR FINAL ORDER

21.     PMI will include in the Meeting Materials, when sent in accordance with paragraph 8 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached as Exhibit ''B'' to the Allen Affidavit, and the text of this Interim Order (collectively, the ''Court Materials''), and such Court Materials will be deemed to have been served at the times specified in accordance with paragraph 8 and/or 12 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

22.     The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, will be only:

(a)     PMI;

(b)      Asanko; and

(c)     PMI Securityholders and other persons who have served and filed a Response to Petition and have otherwise complied with the Supreme Court Civil Rules and paragraph 23 of this Interim Order.

23.     The sending of the Meeting Materials in the manner contemplated by paragraph 8 will constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who will:

(a)     file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)     deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to PMI's counsel at:

Stikeman Elliott LLP
Barristers and Solicitors
1700 - 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Angela Bespflug

by or before 4:00 p.m. (Vancouver time) on January 24, 2014.

24.     Upon the approval by the PMI Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, PMI may apply to this Court (the ''Application'') for an Order:

(a)     pursuant to section 291(4)(a) of the BCBCA approving the Arrangement; and

(b)     pursuant to section 291(4)(c) of the BCBCA declaring that the Arrangement is fair and reasonable to the PMI Securityholders

(collectively the "Final Order")

and the hearing of the Application will be held on January 31, 2014 at 9:45 a.m. (Vancouver local time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

25.     In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 23 of this Order, need be served and provided with notice of the adjourned hearing date.

VARIANCE

26.     PMI will be entitled, at any time, to apply to vary this Interim Order.

27.     Rules 8-1 and 16-1(8) - (12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

/s/ Angela Bespflug________________
Signature of Lawyer for the Petitioner,
PMI Gold Corporation

Lawyer: Angela Bespflug

BY THE COURT
/s/ signed
Deputy Registrar

Appendix D
Notice of Petition of Hearing

No. S139441
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PMI GOLD CORPORATION

PMI GOLD CORPORATION

PETITIONER

NOTICE OF PETITION

TO:                The Securityholders of PMI Gold Corporation ("PMI")

AND TO:     Asanko Gold Inc. ("Asanko")

NOTICE IS HEREBY GIVEN that PMI has filed a Petition to the Court in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated as of December 17, 2013 involving PMI and Asanko (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Master Scarth, a master of the Supreme Court of British Columbia, dated 20 December 2013, the Court has given directions by means of an interim order (the ''Interim Order'') as to the calling of a meeting (the ''Meeting'') of the registered holders of common shares of PMI (the "PMI Shareholders") for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, PMI intends to apply to the Supreme Court of British Columbia for a final order (the ''Final Order'') approving the Arrangement and declaring it to be fair and reasonable to the PMI Securityholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on February 4, 2014 at 9:45 a.m. (Vancouver local time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

D-1

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the PMI Securityholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled ''Response to Petition'' together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner's address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on January 29, 2014.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of PMI Shareholders, warrantholders and holders of options to purchase shares of PMI.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any PMI Shareholder, warrantholder or holder of options to purchase shares of PMI upon request in writing addressed to the solicitors of PMI at the address for delivery set out below.

The Petitioner's address for delivery is:

Stikeman Elliott LLP
Barristers and Solicitors
1700 - 666 Burrard Street
Vancouver, BC V6C 2X8
Attention: Angela Bespflug

DATED this 20th day of December, 2013

/s/ Angela Bespflug
Solicitor for the Petitioner

D-2

Appendix E
Plan of Arrangement

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among PMI Gold Corporation ("PMI") and the holders from time to time of the issued and outstanding common shares without par value in the capital of PMI, pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended.

ARTICLE 1
Interpretation

1.1     In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

"Arrangement" means the arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order;

"Arrangement Agreement" means the agreement made as of December 17, 2013 between Asanko and PMI, including all schedules annexed thereto, together with the PMI Disclosure Letter and the Asanko Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the PMI Shareholders approving the Arrangement Agreement and the Plan of Arrangement which is to be considered at the PMI Meeting and will be substantially in the form of Schedule 5 to the Arrangement Agreement;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia and Perth, Australia;

"Closing Certificate" means a certificate in the form attached hereto as Schedule A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Asanko and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Asanko Shares in connection with the Arrangement;

"Dissent Procedures" has the meaning ascribed thereto in Section 5.1;

"Dissent Rights" means the rights of dissent exercisable by the PMI Shareholders in respect of the Arrangement described in Article 5 hereto;

"Dissenter" means a registered PMI Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the PMI Shares held by such PMI Shareholder;

"Dissenting Shares" has the meaning ascribed thereto in Section 5.2;

"Effective Date" means the effective date of the Arrangement, being the second Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 7 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by Asanko and PMI, and Asanko and PMI will execute the Closing Certificate confirming the Effective Date;

"Effective Time" means the time on the Effective Date specified as the "Effective Time" on the Closing Certificate;

"Exchange Ratio" means 0.21 of an Asanko Share for each PMI Share;

"Final Order" means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Asanko, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"In the Money Amount" means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

"Interim Order" means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to PMI and Asanko, each acting reasonably, providing for, among other things, the calling and holding of the PMI Meeting, as the same may be amended by the Court;

"PMI" means PMI Gold Corporation, a company existing under the laws of the Province of British Columbia, Canada;

"PMI Meeting" means the special meeting of PMI Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"PMI Option" means an option that is outstanding immediately before the Effective Date, to acquire PMI Shares pursuant to any stock option plan of PMI;

"PMI Shareholders" means the holders from time to time of PMI Shares and PMI Shareholder means any one of them;

"PMI Shares" means the common shares without par value in the authorized share capital of PMI and, where applicable, any corresponding CHESS depositary instruments representing PMI Shares;

"PMI Warrant" means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

"Plan of Arrangement" means this Plan of Arrangement and any amendments or variations thereto made in accordance with this Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of PMI and Asanko, each acting reasonably;

"Asanko" means Asanko Gold Inc., a company existing under the laws of the Province of British Columbia, Canada;

"Asanko Shares" means the common shares without par value in the authorized share capital of Asanko;

"Registrar" means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

"Replacement Option" has the meaning specified in Section 3.1(c) of this Plan of Arrangement;

"Replacement Warrant" has the meaning specified in Section 3.1(d) of this Plan of Arrangement;

"Subsidiary" has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus and Registration Exemptions;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

"Transmittal Letter" means the letter of transmittal to be sent by PMI to PMI Shareholders for use in connection with the Arrangement.

1.2     In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)     the division of this Plan of Arrangement into Articles and Sections and the further division thereof into subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or subsection refers to the specified Article, Section or subsection to this Plan of Arrangement;

(b)     the terms "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a Section is to the appropriate Section of this Plan of Arrangement;

(c)     words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)     if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)     the word "including" means "including, without limiting the generality of the foregoing";

(f)     a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g)     all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1     This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2     This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, or the Registrar, on Asanko, PMI, the PMI Shareholders, the holders of PMI Options, and the holders of PMI Warrants, from and after the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1    On the Effective Date, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the order and at the times set out below without any further authorization, act or formality:

(a)     each issued PMI Share outstanding immediately prior to the Effective Time held by a PMI Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality to PMI for cancellation, free and clear of any liens, claims and encumbrances, and:

(i)     such PMI Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such PMI Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 5.2(a);

(ii)     such PMI Shareholder's name will be removed as the registered holder of such Dissenting Shares from the registers of PMI Shares maintained by or on behalf of PMI; and

(iii)     PMI will be deemed to be the transferee of such Dissenting Shares, free and clear of any liens, claims and encumbrances, and such Dissenting Shares will be cancelled and returned to treasury;

(b)     immediately thereafter, each issued and outstanding PMI Share (other than any PMI Share in respect of which the PMI Shareholder has validly exercised his, her or its Dissent Right) will be transferred to, and acquired by Asanko, without any act or formality on the part of the holder of such PMI Share or Asanko, free and clear of all liens, claims and encumbrances, in exchange for such number of Asanko Shares equal to the Exchange Ratio, provided that the aggregate number of Asanko Shares payable to any PMI Shareholder, if calculated to include a fraction of a Asanko Share, will be rounded down to the nearest whole Asanko Share, with no consideration being paid for the fractional share, and the name of each such PMI Shareholder will be removed from the register of holders of PMI Shares and added to the register of holders of Asanko Shares, and Asanko will be recorded as the registered holder of such PMI Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(c)     each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for an option (each, a "Replacement Option") to purchase from Asanko the number of Asanko Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Asanko Share on any particular exercise of Replacement Options, then the number of Asanko Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Shares. Such Replacement Option shall provide for an exercise price per Asanko Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Option; divided by (y) the Exchange Ratio, provided that the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original PMI Option immediately before the exchange. Except as provided in this Section 3.1(c) the term, exercisability and all other terms and conditions of the PMI Option in effect immediately prior to the Effective Time shall govern the Replacement Option for which the PMI Option is so exchanged; and

(d)     each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a warrant (each, a "Replacement Warrant") to purchase from Asanko the number of Asanko Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Warrant immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Asanko Share on any particular exercise of Replacement Warrants, then the number of Asanko Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Shares. Such Replacement Warrant shall provide for an exercise price per Asanko Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Warrant; divided by (y) the Exchange Ratio. Except as provided in this Section 3.1(d), the term, exercisability and all other terms and conditions of the PMI Warrant in effect immediately prior to the Effective Time shall govern the Replacement Warrant for which the PMI Warrant is so exchanged.

The transactions provided for in this Section 3.1 will be deemed to occur on the Effective Date and at the time specified notwithstanding that certain of the procedures related hereto are not completed until after the Effective Date.

3.2     Notwithstanding that the transactions or events set out in Section 3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of PMI and Asanko agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in Section 3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1     Asanko will deposit in with the Depositary the Asanko Shares to satisfy the consideration issuable and/or payable to the PMI Shareholders pursuant to this Plan of Arrangement (other than PMI Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

4.2     After the Effective Date, certificates formerly representing PMI Shares which are held by a PMI Shareholder will, except for PMI Shares held by Dissenters, represent only the right to receive the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

4.3     No dividends or other distributions declared or made after the Effective Date with respect to the Asanko Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for PMI Shares which, immediately prior to the Effective Date, represented outstanding PMI Shares and will not be payable or paid until the surrender of certificates for PMI Shares for exchange for the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

4.4     As soon as reasonably practicable after the Effective Date (subject to Section 6.2), the Depositary will forward to each PMI Shareholder that submitted a duly completed Transmittal Letter to the Depositary, together with the certificate (if any) representing the PMI Shares held by such PMI Shareholder, the certificates representing the Asanko Shares issued to such PMI Shareholder pursuant to Section 3.1(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter.

4.5     PMI Shareholders that did not submit an effective Transmittal Letter prior to the Effective Date may take delivery of the consideration issuable or payable to them by delivering the certificates representing PMI Shares or PMI Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter. Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require. Certificates representing the Asanko Shares issued to such PMI Shareholder pursuant to Section 3.1 will be registered in such name or names and delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

4.6     Any certificate which immediately prior to the Effective Date represented outstanding PMI Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in PMI, Asanko or the Depositary.

4.7    In the event any certificate, which immediately before the Effective Time represented one or more outstanding PMI Shares that was exchanged pursuant to Section 3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the PMI Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 3.1 deliverable in accordance with such Person's Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Asanko and its transfer agent in such sum as Asanko may direct or otherwise indemnify Asanko in a manner satisfactory to it, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
RIGHTS OF DISSENT

5.1     Notwithstanding Section 3.1, holders of PMI Shares may exercise rights of dissent (the "Dissent Rights") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (collectively, the "Dissent Procedures").

5.2     PMI Shareholders who duly exercise Dissent Rights with respect to their PMI Shares ("Dissenting Shares") and who:

(a)     are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to PMI for cancellation immediately before the Effective Date and shall be paid an amount equal to such fair value by PMI (with funds of PMI which are not directly or indirectly provided by Asanko or any of its affiliates); or

(b)     for any reason are ultimately not entitled to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting PMI Shareholder and will receive Asanko Shares on the same basis as every other non-dissenting PMI Shareholder;

but in no case will PMI be required to recognize such persons as holding PMI Shares on or after the Effective Date.

5.3     If a PMI Shareholder exercises the Dissent Right, Asanko will on the Effective Date set aside a number of Asanko Shares which is attributable under the Arrangement to the PMI Shares for which Dissent Rights have been exercised. If the dissenting PMI Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting PMI Shareholders and Asanko will distribute to such PMI Shareholder the Asanko Shares that the PMI Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a PMI Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, PMI will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 6
EFFECT OF THE ARRANGEMENT

6.1     As at and from the Effective Time:

(a)     PMI will be a wholly-owned Subsidiary of Asanko;

(b)     the rights of creditors against the property and interests of PMI will be unimpaired by the Arrangement; and

(c)     PMI Shareholders, other than Dissenters, will hold Asanko Shares in replacement for their PMI Shares, as provided by the Plan of Arrangement.

6.2     Asanko, PMI and the Depositary will be entitled to deduct and withhold from any consideration payable to any holder of PMI Shares and to any Dissenter, such amounts as Asanko, PMI or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Each of PMI, Asanko and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Asanko Shares payable as consideration as is necessary to provide sufficient funds to Asanko, PMI or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and Asanko, PMI or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7
AMENDMENTS

7.1     Asanko and PMI reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is approved by each of Asanko and PMI and is filed with the Court. Subject to Section 7.3, if such amendment, modification or supplement is made following the PMI Meeting, it will be approved by the Court and, if required by the Court, communicated to the PMI Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.2     Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Asanko or PMI (provided that the other will have consented thereto) at any time prior to the PMI Meeting with or without any other prior notice or communication to PMI Shareholders, and if so proposed and accepted by PMI Shareholders voting at the PMI Meeting, will become part of this Plan of Arrangement for all purposes.

7.3     Any amendment, modification or supplement to this Plan of Arrangement may be made by Asanko and PMI without approval of the PMI Shareholders provided that it concerns a matter which, in the reasonable opinion of Asanko and PMI is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the PMI Shareholders.

ARTICLE 8
FURTHER ASSURANCES

8.1     Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or

Appendix F
Macquarie Canada Fairness Opinion

Macquarie Capital Markets Canada Ltd.
Brookfield Place 181 Bay Street Suite 3100, P.O. Box 830 Toronto, Ontario, M5J 2T3 CANADA Telephone +1 416 848 3500 Internet www.macquarie.com	Telephone +1 416 848 3500 Internet www.macquarie.com

December 17, 2013
STRICTLY CONFIDENTIAL
The Special Committee of the Board of Directors of PMI Gold Corporation 408-837 West Hastings Street Vancouver, British Columbia, V6C 3N6

To the Special Committee of the Board of Directors of PMI Gold Corporation (the "Special Committee"):

Introduction

The Macquarie Capital division of Macquarie Capital Markets Canada Ltd. ("Macquarie Capital" or "we") understands that PMI Gold Corporation (the "Company") and Asanko Gold Inc. (the "Acquiror") have entered into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement"), whereby the Acquiror will directly or indirectly acquire all of the issued and outstanding common shares of the Company (the "Shares"), including any Shares that are issued on the exercise of options or other convertible securities of the Company, pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement").

1     The Arrangement

Pursuant to the Arrangement, holders of the outstanding Shares at the Effective Time (as defined in the Arrangement Agreement) (the "Shareholders") will receive consideration equal to 0.21 common shares of the Acquiror ("Acquiror Shares") for each Share held (the "Consideration").

Completion of the Arrangement is subject to approval of the Shareholders and the shareholders of the Acquiror ("Acquiror Shareholders"), court approval and various conditions, including, without limitation, receipt of all required regulatory approvals, including, without limitation that the Toronto Stock Exchange has approved the listing of all of the Acquiror Shares issued to Shareholders under the Arrangement and other customary conditions. The terms of, and conditions necessary to complete, the Arrangement are set forth in the Arrangement Agreement and will be described in the joint management information circular of the Company and the Acquiror (the "Circular") to be mailed to the Shareholders and the Acquiror Shareholders in connection with the special meeting of the Shareholders and Acquiror Shareholders to be held to consider and, if deemed advisable, to approve, in the case of the Company, the Arrangement, and, in the case of Acquiror, the shares to be issued by the Acquiror under the Arrangement. Macquarie Capital understands that each director, officer, insider of the Company and the Acquiror and each Shareholder who beneficially owns or controls 10% or more of the outstanding Shares has agreed pursuant to lock-up agreements to vote their Shares and their Acquiror Shares, as applicable, in favour of the relevant resolutions to complete the Arrangement.

2     Macquarie CAPITAL's role

The Company initially contacted Macquarie Capital in October 2011 and formally engaged Macquarie Capital pursuant to an engagement agreement dated March 19, 2012 and as amended on March 20, 2013 and December 11, 2013 (the "Engagement Agreement") to provide financial advisory services in connection with the Arrangement and certain other transactions, including Macquarie Capital's opinion to the Special Committee as to the fairness to the Shareholders, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement (the "Opinion"). In consideration for the preparation and delivery of this Opinion, the Company will pay Macquarie Capital a fee that is not contingent upon the conclusions reached herein or completion of the Arrangement and will reimburse Macquarie Capital for its reasonable expenses. Macquarie Capital will also be entitled to a separate fee contingent upon completion of the Arrangement and is to be reimbursed for reasonable expenses in connection with the other financial advisory and professional services provided under the Engagement Agreement. In addition, pursuant to the Engagement Agreement, Macquarie Capital and its affiliates and their respective directors, officers, employees, agents and certain other persons are to be indemnified by the Company under certain circumstances from and against certain liabilities arising in connection with this Opinion and the financial advisory and professional services rendered to the Company and the Special Committee.

3     Credentials of Macquarie Capital

Macquarie Capital is a wholly owned subsidiary of the Macquarie Group which is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world. Macquarie Capital is a member of the Investment Industry Regulatory Organization of Canada ("IIROC") and a member of the TSX and the TSX Venture Exchange. Macquarie Capital's advisory services include the areas of mergers, acquisitions, divestments, restructurings, fairness opinions and valuations. The Opinion expressed herein is Macquarie Capital's and has been approved by senior corporate and financial advisory professionals of Macquarie Capital who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded and private Canadian issuers and in providing fairness opinions in respect of such transactions.

4     Independence of Macquarie Capital

Other than as disclosed herein, none of Macquarie Capital, its affiliates or associates, is an insider, associate or affiliate (within the meanings attributed to those terms in the Securities Act (British Columbia)), or a related entity of the Company, the Acquiror or any of their respective associates or affiliates (collectively, the "Interested Parties"). Macquarie Capital is not acting as an advisor, financial or otherwise, to any Interested Party in connection with the Arrangement other than to the Company pursuant to the Engagement Agreement, or in connection with any other transaction. Macquarie Group Limited, an affiliate of Macquarie Capital, beneficially owns, or has control or direction over, directly or indirectly, approximately 13.1%. of the Shares or securities convertible into Shares. Macquarie Capital has not provided any financial advisory or financing services to an Interested Party or otherwise had a material financial interest in any transaction involving an Interested Party, in each case, within the past two years other than as disclosed herein. Macquarie Capital provided financial advisory services to the Company in connection with the arrangement agreement dated December 5, 2012 between the Company and the Acquiror, and delivered a fairness opinion to the Special Committee in connection therewith.

There are no understandings, agreements or commitments between Macquarie Capital and any Interested Party with respect to any future business dealings, however, Macquarie Capital may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time.

Macquarie Capital acts as a trader and dealer, both as principal and agent, in Canadian financial markets and, as such, may have, today, or in the future, positions in the securities of any Interested Party, and from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it received or may receive compensation. In addition, as an investment dealer, Macquarie Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to an Interested Party or the Arrangement.

5     Scope of Review

In connection with rendering this Opinion, Macquarie Capital has reviewed and relied upon, or carried out, among other things, the following:

In the case of the Company:

(a)     annual financial report of the Company for the year ended June 30, 2012;

(b)     audited annual financial statements of the Company as at and for the years ended June 30, 2013 and June 30, 2012, together with management's discussion & analysis of financial condition and operating results for each such financial period;

(c)     unaudited financial statements of the Company as at and for the interim period ended September 30, 2013, together with the management's discussion & analysis of financial condition and operating results of such interim period;

(d)     amended and restated technical report for the Obotan Gold Project, Amansie District, Ghana prepared on behalf of the Adansi Gold Company (Ghana) Limited by Peter Gleeson, Jeff Price, Ross Cheyne and Gerry Neeling dated September 17, 2012;

(e)     management information circular of the Company in respect of the annual and special meeting of Shareholders held on November 27, 2013;

(f)     material change reports dated September 17, 2013 and December 3, 2013;

(g)     certain internal financial information, and financial and operational analysis, projections and models prepared by, or on behalf of the Company, relating to its business and the business of the Acquiror;

(h)     certificate of representation as to certain factual matters dated the date hereof, addressed to Macquarie Capital provided by senior officers of the Company;

(i)     reviewed historical and forecast commodity prices and foreign exchange rates, and considered the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company;

(j)     discussions with management of the Company with regard to, among other things, the business, past and current operations, quality of assets, financial projections, current financial condition, future potential and environmental matters of the Company; and

(k)    other public information relating to the business and financial condition of the Company and other selected public mining companies Macquarie Capital considered relevant.

In the case of the Acquiror:

(a)     audited annual financial statements of the Acquiror as at and for the nine months ended December 31, 2012 and the year ended March 31, 2012, together with management's discussion & analysis of financial condition and operating results for each such financial period;

(b)     technical report for the Esaase Gold Project in the Ashanti Region, Ghana prepared for the Acquiror at the request of DRA Mining by Thomas Obiri-Yeboah of Venmyn Deloitte (Proprietary) Limited. dated May 14, 2013;

(c)     management information circular in respect of the annual and special meeting of Acquiror Shareholders held on June 27, 2013;

(d)     annual information form for the nine months ended December 31, 2012 dated March 28, 2013;

(e)     unaudited interim financial statements of the Acquiror as at and for the three month period ended March 31, 2013 and March 31, 2012, and for the three and nine month period ended September 30, 2013 and September 30, 2012, together with the management's discussion and analysis of financial condition and operating results for each such interim period;

(f)     certain internal financial information, and financial and operational analysis, projections and models prepared by, or on behalf of the Acquiror, relating to its business;

(g)     certificate of representation as to certain factual matters dated the date hereof, addressed to Macquarie Capital provided by senior officers of the Acquiror;

(h)     reviewed historical and forecast commodity prices, and considered the impact of various commodity pricing on the business, prospects and financial forecasts of the Acquiror;

(i)     discussions with management of the Acquiror with regard to, among other things, the business, past and current operations, quality of assets, financial projections, current financial condition, future potential and environmental matters of the Acquiror; and

(j)     other public information relating to the business and financial condition of the Acquiror and other selected public mining companies Macquarie Capital considered relevant.

In addition to the information detailed above, Macquarie Capital has further reviewed, considered and relied upon, among other things, the following:

a)    a draft of the Arrangement Agreement dated December 16, 2012;

b)     the draft lock-up agreements to be entered into by the parties referenced in Section 1 of this Opinion;

c)     information with respect to selected precedent merger and acquisition transactions Macquarie Capital considered relevant; and

d)     other information, analysis, investigations and discussions as Macquarie Capital considered relevant and appropriate in the circumstances.

Macquarie Capital did not meet with the auditors of the Company or the Acquiror and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Company and the Acquiror, and, as applicable, the reports of the auditors thereon. Macquarie Capital did not meet with the authors of the technical reports of the Company or the Acquiror and has assumed the accuracy and fair presentation of the technical reports of the Company and the Acquiror.

Macquarie Capital has not, to its knowledge, been denied access to any information requested.

6    Assumptions and Limitations

We have relied upon and have assumed the completeness, accuracy and fair representation of all financial and other information, data, documents, materials, advice, opinions and representations obtained by us, including information relating to the Company and the Acquiror provided to us or our affiliates by or on behalf of the Company and its affiliates or otherwise pursuant to the Engagement Agreement, and this Opinion is conditional upon such completeness, accuracy, and fairness. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations. Senior officers of the Company have represented on behalf of the Company and not in their personal capacities to Macquarie Capital, in a certificate dated as at the date hereof, among other things, that to the best of their knowledge after due inquiry, with the exception of certain forecasts, projections or estimates, (i) the information, data, opinions, representations and other materials (oral or written) (collectively referred to as the "Information") provided to Macquarie Capital by or on behalf of the Company or the Acquiror, as the case may be, was at the dates the Information was provided and is at the date hereof true, complete and correct in all material respects and not misleading in light of the circumstances under which they were made or presented and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided, there has been no material change (as such term is defined in the Securities Act (British Columbia) or new material fact, financial or otherwise, relating to the Arrangement, the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Company or the Acquiror or any of their respective subsidiaries, associates or affiliates or any change in any material fact, or new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this Opinion.

We have also assumed that the transaction process undertaken by the Company was appropriate. With respect to the operating and financial projections of the Company or the Acquiror which were furnished to us, we have assumed that such projections have been reasonably prepared by the Company on bases reflecting the best currently available estimates and good faith judgments by management of the Company of the future competitive, operating and regulatory environments and related financial performance of the Company or the Acquiror, as applicable. We express no view as to any such financial projections or the assumptions on which any of them are based.

For purposes of rendering this Opinion, we have assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement without waiver or amendment. The Arrangement is subject to a number of conditions outside the control of any party involved in the Arrangement and Macquarie Capital has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Circular.

In addition, we have assumed that neither the Company nor the Acquiror will incur any material liability or obligation, or lose any material rights, as a result of completion of the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective, and in accordance with applicable laws and that the disclosure of the Company, the Acquiror and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

This Opinion is rendered on the basis of market, economic, financial and general business and other conditions prevailing as at the date hereof, and the Information made available to Macquarie Capital as at the date hereof. In rendering this Opinion, Macquarie Capital has assumed that there are no undisclosed material facts relating to the Company or the Acquiror, or their respective businesses, operations, capital or future prospects. Any changes therein may affect this Opinion and, although we reserve the right to change, withdraw or supplement this Opinion in such event or in the event that subsequent developments affect this Opinion, we disclaim any obligation to advise any person of any change that may come to our attention or to update, revise or reaffirm this Opinion after the date hereof.

In its analyses and in connection with the preparation of this Opinion, Macquarie Capital made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Macquarie Capital, our assumptions used in preparing this Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Macquarie Capital believes that the analyses and factors considered in arriving at this Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at this Opinion, Macquarie Capital has not attributed any particular weight to any specific analyses or factor but rather based this Opinion on a number of qualitative and quantitative factors deemed appropriate by Macquarie Capital based on Macquarie Capital's experience in rendering such opinions.

Macquarie Capital not been asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.  Macquarie Capital has not been engaged to prepare, and has not prepared, a valuation or appraisal of the Company or the Acquiror or any of their respective assets, securities or liabilities (contingent or otherwise), nor have we been furnished with any such valuations appraisals, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any applicable laws relating to bankruptcy, insolvency or similar matters, and this Opinion should not be construed as such. Furthermore, this Opinion is not, and should not be construed as, advice as to the price at which the Shares or any Acquiror Shares received in exchange therefor may trade at any future date (whether before or after the completion of the Arrangement). In addition, this Opinion does not address the overall fairness of the Arrangement to the holders of any other class of securities (only the fairness of the Consideration to be received by the Shareholders as expressly set out in the Opinion), creditors or other constituencies of the Company, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, consultants or employees of the Company or the Acquiror in their capacities as such and in connection with the Arrangement. This Opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to the Company or any other party to the Arrangement, nor does it address the underlying business decision of the Company, or any other party to the Arrangement, to engage in the Arrangement. We were not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, express no view thereon and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, tax and accounting matters.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of IIROC, but IIROC has not been involved in the preparation or review of this Opinion.

7   Conclusion

Based upon and subject to the foregoing and such other matters as Macquarie Capital considers relevant, it is Macquarie Capital's opinion that, as of the date hereof, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

This Opinion is not, and is not intended to be, a recommendation to Shareholders as to how to vote at the Meeting. This Opinion has been provided solely for the use of the Special Committee for the purposes of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of Macquarie Capital. This Opinion shall not be reproduced, disseminated, quoted from or referred to (in whole or in part) and no public reference to Macquarie Capital Markets Canada Ltd. or its affiliates relating to the Arrangement or this Opinion shall be made without the express prior written consent of Macquarie Capital, except that we consent to the inclusion of the complete text of this Opinion and to appropriate references to, or summaries of, this Opinion, subject to our review to our satisfaction of the final form and context of such disclosures in the Circular, or other form of document(s) required to be mailed to Shareholders in connection with the Arrangement.

Yours sincerely,

Macquarie Capital Markets Canada Ltd.

Macquarie Capital Markets Canada Ltd.

Appendix G
Canaccord Genuity Fairness Opinion
CANACCORD GENUITY CORP. 2100-609 Granville Street P.O. Box 10337 Vancouver, BC Canada V7Y 1H2 T: 604.331.1444 F: 604.331.1446 TF: 800.663.1899 www.canaccordgenuity.com

December 16, 2013

The Board of Directors
Asanko Gold Inc.
Suite 700 - 1199 West Hastings Street,
Vancouver, BC, Canada, V6E 3T5

To the Members of the Special Committee of the Board of Directors:

Canaccord Genuity Corp. ("Canaccord Genuity", "we" or "us") understands that Asanko Gold Inc. (the "Company") proposes to enter into a definitive arrangement agreement to be dated December 17, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI"), pursuant to which the Company and PMI agree to enter into a business combination with the resulting business to remain named as Asanko Gold Inc. ("Asanko"), and whereby the Company will acquire all of the outstanding shares in the capital of PMI (the "PMI Shares") for 0.21 of a Company share (a "Company Share") for each one PMI Share (the "Exchange Ratio"). As the Company will be the parent corporate entity, the holders (the "Company Shareholders") of the Company Shares will not need to exchange their Company Shares as part of the Arrangement (as defined below).

The merger contemplated by the Arrangement Agreement will be effected by way of a Plan of Arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "Arrangement"), which is subject to, among other things, the approval of the Company Shareholders and the shareholders of PMI (the "PMI Shareholders"). The terms and conditions of, and other matters relating to the Arrangement, are described in the Arrangement Agreement and will be described in the joint management information circular of the Company and PMI (the "Joint Management Information Circular") which will be mailed to the Company's Shareholders and the PMI Shareholders in connection with the Arrangement. In connection with the Arrangement, we also understand that all directors and officers of the Company, who collectively own or control Company Shares representing approximately 1.6% of the issued and outstanding Company Shares as at the date hereof, have entered into lock up agreements dated December 16, 2013 (the "Company Lock Up Agreements") pursuant to which, among other things, such directors and officers have agreed to vote their Company Shares in favour of the Arrangement unless such Company Lock Up Agreements are terminated in accordance with their terms. In connection with the Arrangement, we also understand that all directors and officers of PMI, who collectively own or control PMI Shares representing approximately 1.3% of the issued and outstanding PMI Shares as at the date hereof, have entered into lock up agreements dated December 16, 2013 (the "PMI Lock Up Agreements") pursuant to which, among other things, such directors and officers have agreed to vote their PMI Shares in favour of the Arrangement unless such PMI Lock Up Agreements are terminated in accordance with their terms. In addition, in connection with the Arrangement shareholder lock up agreements dated December 16, 2013 (the "Shareholder Lock Up Agreements") were executed and delivered by Macquarie Bank Limited, a PMI shareholder which holds approximately 13.1% of the issued and outstanding PMI Shares, Sun Valley Gold LLC which holds approximately 6.9% of the issued and outstanding PMI Shares and Highland Park SA which holds approximately 9.6% of the issued and outstanding Company Shares.

The Company has retained Canaccord Genuity to act as a financial advisor and to provide advice and assistance in evaluating the Arrangement, including, if requested, the preparation and delivery of Canaccord Genuity's written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Exchange Ratio under the Arrangement to the Company Shareholders. The Special Committee (the "Special Committee") of the board of directors of the Company (the "Board") have asked Canaccord Genuity to prepare and deliver the Opinion.

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the "Engagement Agreement") dated June 21, 2013. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Arrangement during the term of the Engagement Agreement (the "Engagement"). The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid a cash fee for delivering this Opinion, no portion of which is conditional upon this Opinion being favourable or that is contingent upon completion of the Arrangement. Additionally, Canaccord Genuity is to be paid a cash fee for services delivered under the Engagement Agreement which is contingent upon successful completion of the Arrangement. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Joint Management Information Circular which will be mailed to the Company's Shareholders and the PMI Shareholders in connection with the Arrangement, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada, in the United States, with the Toronto Stock Exchange, in Australia and with the Australian Stock Exchange.

Credentials of Canaccord Genuity Corp.

Canaccord Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, financial advisory services, institutional and retail equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Canaccord Genuity as a firm. The form and content herein have been approved for release by a committee of officers and directors of Canaccord Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Canaccord Genuity Corp.

Neither Canaccord Genuity, nor any of its affiliates, is an affiliate, insider or associate (as those terms are defined in the Securities Act (British Columbia)) of the Company or PMI, or any of their respective associates or affiliates. Prior to the Engagement, Canaccord Genuity had not been engaged to provide any financial advisory services to the Company or PMI nor had it participated in any financings involving the Company or PMI, or any of their respective associates or affiliates, within the past three years except as set forth below. On November 12, 2012 PMI closed an underwritten common share offering totalling approximately $115 million whereby Canaccord Genuity acted as a co-manager underwriter. On February 17, 2011 the Company closed an underwritten common share offering totalling approximately $213 million whereby Canaccord Genuity acted as co-lead underwriter and bookrunner. On September 7, 2011, Canaccord Genuity was engaged by the Company to act as financial advisor to the Company and where such engagement was superseded by the Engagement Agreement. There are no understandings, agreements or commitments between Canaccord Genuity and the Company or PMI, or any of their respective associates or affiliates with respect to any future business dealings except our Engagement Agreement. However, Canaccord Genuity may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, PMI or Asanko, or any of their respective associates or affiliates.

Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, in such capacity, may have had, or may in the future have, positions in the securities of the Company or PMI, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, PMI, Asanko or the Arrangement.

Scope of Review

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer any opinion as to the terms of the Arrangement (other than in respect of the fairness from a financial point of view, of the Exchange Ratio) or the form of agreements or documents related to the Arrangement.

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.     a draft copy of the Arrangement Agreement provided to us on December 16, 2013;

2.     executed copies of the Company Lock Up Agreements, the PMI Lock Up Agreements and the Shareholder Lock Up Agreements;

3.     a draft copy of the Company's disclosure letter to be dated December 17, 2013 provided to us on December 16, 2013 and to be delivered to PMI by the Company concurrently with the execution of the Arrangement Agreement;

4.     a draft copy of the PMI disclosure letter to be dated December 17, 2013 provided to us on December 16, 2013 and to be delivered to the Company by PMI concurrently with execution of the Arrangement Agreement;

5.    financial models, forecasts and related confidential information prepared and provided to us by management of the Company concerning the business, operations, assets, liabilities and prospects of the Company, PMI and Asanko;

6.     audited annual consolidated financial statements and related management's discussion and analysis of the Company for the nine months ended December 31, 2012 and the years ended March 31, 2012 and 2011;

7.     audited annual consolidated financial statements and related management's discussion and analysis of PMI for the years ended June 30, 2013 and 2012;

8.     annual information form of the Company dated as of March 28, 2013 for the 9 months ended December 31, 2012;

9.     annual information form of PMI dated September 10, 2013 for the year ended June 30, 2013;

10.    condensed interim consolidated financial statements of the Company and related management's discussion and analysis for the three and nine month period ended September 30, 2013;

11.     condensed consolidated interim financial statements of PMI and related management's discussion and analysis for the three month period ended September 30, 2013;

12.     management information circular of the Company dated May 28, 2013;

13.     management information circular of PMI dated October 28, 2013;

14.     joint management information circular of the Company and PMI dated January 17, 2013;

15.     technical report prepared by Venmyn Deloitte titled "National Instrument 43-101 Independent Technical Report for Asanko Gold Incorporated's Pre-feasibility Study on the Esaase Gold Project in Ghana" with an effective date of May 14, 2013;

16.    technical report prepared by CJ Muller (B. Sc. Hons Geol.) and Antonio Umpire titled "An Independent Qualified Persons' Report On Esaase Gold Project in the Ashanti Region, Ghana" dated November 23, 2012;

17.     technical report prepared by Harry Warries (M. Sc. Mining) (FAusIMM), Brian Wolfe (B. Sc. Hons Geol.) (MAIG), Christopher Waller (B. App. Sc.) (MAusIMM) titled "Esaase Gold Project, Ghana, 43-101 Technical Report" with an effective date of September 22, 2011;

18.     technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM), Christopher Waller (B. App. Sc.) (MAusIMM), Harry Warries (M. Eng.) (MAusIMM) titled "Esaase Gold Deposit Resource Estimation, Update incorporating the May 2010 Preliminary Economic Assessment" with an effective date of December 16, 2010 and as amended February 4, 2011;

19.     technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM), Harry Warries (M. Eng.) (MAusIMM), Aidan Ryan (B. Sc. Eng.) (MAusIMM) titled "Keegan Resources Inc., Esaase Gold Project, Preliminary Economic Assessment, National Instrument 43-101, Technical Report" dated May 19, 2010;

20.     technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM) titled "Esaase Gold Deposit Resource Estimation" dated April 24, 2009;

21.     technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM), Beau Nicholls (B. Sc. Geol.) (MAIG) titled "Esaase Gold Deposit Resource Estimation" dated December 7, 2007;

22.     technical report prepared by Peter Gleeson (B. Sc. Hons) (M. Sc.) (MAIGS) (MGSA), Jeff Price (FAusIMM) (FGS) (MIE), Ross Cheyne (N. Sc. Eng.) (FAusIMM) (CEng), Gerry Neeling (B. Sc.) (FAusIMM) titled "Adansi Gold Company (GH) Ltd, Obotan Gold Project, Amansie District, Ghana, National Instrument 43-101 Technical Report" dated September 19, 2012;

23.     technical report prepared by Peter Gleeson (M. Sc. Applied Geostats/Mining Geology) titled "Technical Report, Obotan Gold Project Mineral Resource Estimation - Update March 2012" dated May 25, 2012;

24.     technical report prepared by Peter Gleeson (B. Sc. Hons) (M. Sc.) (MAIGS) (MGSA), Duncan Pratt (B. Eng. Hons) (MAusIMM), Kobus du Plooy (B. Sc. Geol.), Bill Gosling (B. Eng.) (FAusIMM) titled "Adansi Gold Company (GH) Ltd, Obotan Gold Project, Amansie District, Ghana, National Instrument 43-101 Technical Report" dated March 9, 2012;

25.     technical report prepared by Peter Gleeson (M. Sc. Applied Geostats/Mining Geology), Trivindren Naidoo (M. Sc. Exploration Geology), Jessica Binoir (M. Sc. Exploration Geology) titled "Technical Report, Obotan Gold Project Mineral Resource Estimation" dated November 24, 2011;

26.     technical report prepared by Andrew Netherwood (AusIMM), Joe Amanor (AusIMM), Simon Meadows Smith (IOM3) titled "Kubi Gold Project, Ghana, West Africa, Independent Mineral Resource Estimation" dated December 3, 2010;

27.     certain recent press releases and other documents filed by the Company and PMI on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com;

28.     discussions with senior management and the Board of Directors of the Company concerning its financial condition, technical data, its future business prospects, the Arrangement including the Company's due diligence regarding PMI and the Arrangement and potential alternatives to the Arrangement;

29.     discussions with the Company's legal counsel;

30.     public information relating to the business, operations, financial performance and stock trading history of the Company, PMI and selected public companies considered by us to be relevant;

31.    public information with respect to other transactions of a comparable nature considered by Canaccord Genuity to be relevant;

32.    public information regarding the precious metals industry;

33.    analyst research commentary on the Company, PMI and other selected companies considered by Canaccord Genuity to be relevant;

34.    certain other technical and draft financial information of PMI made available to Canaccord Genuity;

35.    a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which this Opinion is based, addressed to us and dated the date hereof, provided by senior officers of the Company (the "Representation Letter"); and

36.    certain other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or any of its affiliates to any information under its or their control requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of the Company or PMI and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of the Company and PMI and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Canaccord Genuity that there have not been any prior valuations (as defined in Multilateral Instrument 61-101) of the Company or its material assets or liabilities or its securities within the two years preceding the date hereof.

Assumptions and Limitations

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal. This Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities. Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, this Opinion is not, and should not be construed as, advice as to the price at which the common shares of Asanko may trade at any future date. Canaccord Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement or otherwise in connection with the Arrangement.

With the Company's approval and as provided for under the Engagement Agreement, Canaccord Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company and PMI obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors, directly or indirectly, orally or in writing, or otherwise obtained pursuant to the Engagement Agreement (collectively, the "Information") and has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to financial models, forecasts, projections and estimates provided to Canaccord Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company, including the Company and PMI, is inherently subject to uncertainty. We have assumed, with the approval of the Company, that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Canaccord Genuity in their capacity as senior officers in the Representation Letter delivered to Canaccord Genuity as of the date hereof, among other things, that except where updated or revised in a subsequently filed public disclosure document filed on SEDAR by the Company or in other information subsequently provided by the Company or any of its affiliates (as defined in the Securities Act (Ontario)) to Canaccord Genuity: (i) the Information relating to the Company and its affiliates as provided by the Company, or on behalf of the Company by its affiliates or any of its or their agents or representatives, to Canaccord Genuity, in writing for the purpose of the Engagement Agreement or obtained by Canaccord Genuity under the Company's profile on SEDAR was, at the date the Information was provided to, or obtained by, Canaccord Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its affiliates, and no material change has occurred in the Information or any part thereof which could have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including among other things, that all the conditions required to complete the Arrangement described in the Arrangement Agreement will be satisfied or waived, that all necessary consents, permissions, approvals, exemptions or orders required from third parties or governmental authorities will be obtained without adverse condition or qualification, that the Arrangement will proceed as scheduled and without material additional costs to the Company or liabilities of the Company to third parties, that the procedures being followed to implement the Arrangement are valid and effective and that the disclosure to be provided in the Joint Management Information Circular with respect to the Company and its subsidiary and affiliates and the Arrangement will be accurate in all material respects and comply with applicable securities laws.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information. In its analyses and in preparing this Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity.

This Opinion has been provided for the use of and is to be relied upon by the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Canaccord Genuity. This Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to Canaccord Genuity's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw this Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this Opinion and Canaccord Genuity expressly disclaims any such obligation.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("IIROC"), but IIROC has not been involved in the preparation or review of this Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Opinion does not constitute a recommendation to the board of directors of the Company or any Company Shareholder as to whether Company Shareholders should vote in favour of the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company Shareholders.

Yours very truly,

/s/ Canaccord Genuity

Canaccord Genuity Corp.

Appendix H
Asanko Unaudited Pro Forma Consolidated Financial Statements

Unaudited pro forma consolidated financial statements

As at September 30, 2013 and

for the nine months ended September 30, 2013

and the twelve months ended December 31, 2012

_______________________

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Statement of Financial Position
As at September 30, 2013                           (Expressed in thousands of U.S. dollars)
	Asanko Gold Inc.	PMI Gold Corporation	Pro forma adjustments	Note 4	Asanko Gold Inc. Pro forma Consolidated
Assets

Current assets:
Cash and cash equivalents	$ 185,381	$ 94,889	$ (9,131)	(b)	$ 271,139
Receivables	121	237	-		358
Prepaid expenses and deposits	313	213	-		526
	185,815	95,339	(9,131)		272,023

Non-current assets:
Plant and equipment	1,653	810	-		2,463
Investment in associate	1	-	-		1
Deferred debt financing costs	376	-	-		376
Mineral interests and development assets	55,430	100,805	(16,149)	(a),(c),(e)	140,086
	57,460	101,615	(16,149)		142,926

Total assets	$ 243,275	$ 196,954	$ (25,280)		$ 414,949

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$ 1,577	$ 5,405	$ -		$ 6,982
	1,577	5,405	-		6,982

Non-current liabilities:
Foreign currency warrant liability	1,560	-	-		1,560
Asset retirement provision	9,732	1,315	-		11,047
	11,292	1,315	-		12,607

Total liabilities	12,869	6,720	-		19,589

Shareholders' Equity

Share capital	334,423	219,068	(44,983)	(c)	508,508
Equity reserves	36,001	8,102	(8,102)	(c)	36,001
Accumulated deficit	(140,018)	(36,936)	27,805	(a),(c),(e)	(149,149)
Total shareholders' equity	230,406	190,234	(25,280)		395,360

Total liabilities and shareholders' equity	$ 243,275	$ 196,954	$ (25,280)		$ 414,949

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Statement of Comprehensive Loss (Income)
For the nine months ended September 30, 2013                         (Expressed in thousands of U.S. dollars)
	Asanko Gold Inc.	PMI Gold Corporation (Note 5)	Pro forma adjustments	Note 4	Asanko Gold Inc. Pro forma Consolidated

Administration expenses:
Amortization	$ 101	$ 44	$ -		$ 145
Consulting fees, directors' fees, professional fees and wages and benefits	2,884	3,387	-		6,271
Office rent and administration	1,105	800	-		1,905
Regulatory fees, transfer agent and shareholder information	350	329	-		679
Share-based payments	1,930	922	-		2,852
Travel, promotion and investor relations	1,119	730	-		1,849
	7,489	6,212	-		13,701

Exploration and evaluation expenditures	1,089	249	3,972	(e)	5,310

Other expenses (income):
Accretion expense	192	22	-		214
Bank charges and interest	19	-	-		19
Business development	750	939	-		1,689
Change in foreign currency warrant liability	(10,935)	-	-		(10,935)
Foreign exchange loss (gain)	922	117	-		1,039
Impairment loss on investment in associate	626	-	-		626
Interest and other income	(773)	(1,114)	-		(1,887)
Write-off of property and equipment	51	8	-		59
	(9,148)	(28)	-		(9,176)

Loss before taxes	(570)	6,433	3,972		9,835

Income taxes	-	15	-		15

Loss and comprehensive loss (income) for the period	$ (570)	$ 6,448	$ 3,972		$ 9,850

Loss (Profit) per share - basic and diluted (note 8)	$(0.01)				$0.06

Weighted average number of shares outstanding (note 8)	85,040,052				172,190,070

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Statement of Comprehensive Loss
For the twelve months ended December 31, 2012                  (Expressed in thousands of U.S. dollars)
	Asanko Gold Inc. (Note 6)	PMI Gold Corporation (Note 7)	Pro forma adjustments	Note 4	Asanko Gold Inc. Pro forma Consolidated

Administration expenses:
Amortization	$ 154	$ 62	$ -		$ 216
Acquisition costs	-	-	9,131	(d)	9,131
Consulting fees, directors' fees, professional fees and wages and benefits	5,541	4,097	-		9,638
Office rent and administration	1,510	881	-		2,391
Regulatory fees, transfer agent and shareholder information	317	721	-		1,038
Share-based payments	6,488	706	-		7,194
Travel, promotion and investor relations	2,060	856	-		2,916
	16,070	7,323	9,131		32,524

Exploration and evaluation expenditures	3,704	17	10,934	(e)	14,655

Other expenses (income):
Accretion expense	191	-	-		191
Bank charges and interest	32	90	-		122
Business development costs	423	550	-		973
Change in foreign currency warrant liability	997	-	-		997
Foreign exchange loss (gain)	(1,685)	(144)	-		(1,829)
Loss on disposal of interest in subsidiary	1,882	-	-		1,882
Interest and other income	(807)	(915)	-		(1,722)
	1,033	(419)	-		614

Loss before taxes	20,807	6,921	20,065		47,793

Income taxes	-	52	-		52

Loss and comprehensive loss for for the period	$ 20,807	$ 6,973	$ 20,065		$ 47,845

Loss per share - basic and diluted (note 8)	$ 0. 27				$ 0.29

Weighted average number of shares outstanding (note 8)	76,994,937				164,144,955

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2013 and for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012
Expressed in U.S. dollars

1.     Basis of presentation

The unaudited pro forma consolidated statement of financial position as at September 30, 2013 and unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012 of Asanko Gold Inc. ("Asanko" or "the Company") have been prepared from the historical financial information of the Company after giving effect to the acquisition of all of the issued and outstanding common shares of PMI Gold Corporation ("PMI") which is more fully described in Note 3 and other adjustments which are more fully described in Note 4.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)     An unaudited pro forma consolidated statement of financial position as at September 30, 2013 combining (i) the unaudited consolidated statement of financial position of Asanko as at September 30, 2013 and (ii) the unaudited consolidated statement of financial position of PMI as at September 30, 2013.

(b)     An unaudited pro forma consolidated statement of comprehensive loss (income) for the nine months ended September 30, 2013 combining (i) the unaudited consolidated statement of comprehensive income of Asanko for the nine months ended September 30, 2013 and (ii) the unaudited consolidated statement of comprehensive loss of PMI for the nine months ended September 30, 2013 (see Note 5 for compilation details).

(c)     An unaudited pro forma consolidated statement of comprehensive loss for the twelve months ended December 31, 2012 combining (i) the unaudited consolidated statement of comprehensive loss of Asanko for the twelve months ended December 31, 2012 (see Note 6 for compilation details) and (ii) the unaudited consolidated statement of comprehensive loss of PMI for the twelve months ended December 31, 2012 (see Note 7 for compilation details).

The unaudited pro forma consolidated statement of financial position as at September 30, 2013 has been prepared as if the transaction described in Note 3 had occurred on September 30, 2013. The unaudited pro forma consolidated statements of comprehensive loss (income) for the nine months ended September 30, 2013 and for the twelve months ended December 31, 2012 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2012.

These unaudited pro forma consolidated financial statements have been prepared from the historical financial information of Asanko and PMI as at and for the nine months ended September 30, 2013 and for the twelve months ended December 31, 2012 after giving effect to the transactions, assumptions and adjustments described in Notes 3 and 4. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Asanko which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded once the transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes of Asanko and PMI referred to above.

2.     Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Asanko's audited consolidated financial statements for the year ended December 31, 2012. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify any accounting policy differences between Asanko and PMI where the impact was potentially material and could be reasonably estimated. Upon review, a difference in accounting policies was noted whereby PMI capitalizes certain exploration and evaluation expenditures which would be expensed under Asanko's accounting policies. Pro forma adjustments have been made to exploration and evaluation expenses to reflect Asanko's policy. Further policy

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2013 and for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012
Expressed in U.S. dollars

differences may be identified after completion and integration of the acquisition. Certain elements of Asanko's and PMI's consolidated financial statements have been reclassified to provide consistent classification format.

3.    Acquisition of PMI Gold Corporation

PMI and Asanko entered into an Arrangement Agreement dated December 17, 2013 (the "Arrangement"). Pursuant to the Arrangement, Asanko will acquire all of the issued and outstanding PMI common shares such that each PMI shareholder will receive 0.21 common shares of Asanko for each PMI common share held. As a result, PMI will become a wholly owned subsidiary of Asanko. In addition, all outstanding options and warrants of PMI will be exchanged for options and warrants of Asanko that will entitle the holder to receive, upon exercise thereof, Asanko shares based upon the 0.21 exchange ratio and otherwise on the same terms and conditions as were applicable to the PMI options and warrants.

Asanko held no shares of PMI as at December 17, 2013. This transaction has been accounted for as a business combination with Asanko identified as the acquirer.

The unaudited pro forma consolidated financial statements assume that the cost of acquisition will comprise the fair value of Asanko shares issued, based on the issuance of 87,150,018 Asanko shares at C$ 2.10 per share and the consideration for replacement options and warrants of $1.4 million, for total consideration of $174.1 million. The consideration amount for Asanko's common shares is based on the closing share price on December 16, 2013. The ultimate purchase price will be determined based on the price of Asanko's common shares and the fair value of replacement options and warrants at the closing date of the transaction. A change of $0.10 per share would result in a change in the purchase price of approximately $8.7 million.

Asanko has not yet determined the fair value of all of the identifiable assets and liabilities acquired. Asanko is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any deferred income taxes arising upon the acquisition will be determined. The reduction of the purchase price consideration as compared to the net book value of PMI's net assets has for now, been included in mineral interests and development assets. Asanko will reassess its initial allocation once this process is completed and the final purchase price is known. The effect may include a transfer of an amount from mineral interests to goodwill and or the recognition of deferred income taxes.

Preliminary purchase price:	Thousands
87,150,018 million common shares of Asanko at C$2.10	$ 172,729
Consideration for replacement options	1,356
$ 174,085

Net assets acquired:
Cash and cash equivalents	$ 94,889
Receivables	237
Prepaid expenses and deposits	213
Plant and equipment	810
Mineral interests and development assets	84,656
Accounts payable and accrued liabilities	(5,405)
Asset retirement provisions	(1,315)
$ 174,085

4.      Proforma assumptions and adjustments

PMI's functional and presentation currency is the Canadian dollar, whereas Asanko's is the US dollar. PMI's financial position at September 30, 2013 included in the unaudited pro forma consolidated statement of financial position has been translated to US dollars at the rate of exchange at September 30, 2013 of $1 Canadian equals $0.9438 US. PMI's Statements of comprehensive loss for the nine months ended September 30, 2013 and for the twelve months ended December 31, 2012 included in these unaudited pro forma consolidated statements of comprehensive loss

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2013 and for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012
Expressed in U.S. dollars

(income) have been translated to US dollars at the average rate of exchange for those periods being $1 Canadian equals $1 US.

The unaudited pro forma consolidated statement of financial position reflects the following adjustments as if the Arrangement had occurred on September 30, 2013:

a)     Expensing of exploration and evaluation costs of $49.4 million incurred by PMI relating to exploration activities where the technical feasibility and commercial viability of the extraction of mineral resources has not been demonstrated.

b)     A decrease in cash and cash equivalents for the recording of Asanko's estimated transaction expenses totaling approximately $4.9 million and PMI's estimated transaction expenses totaling approximately $4.2 million.

c)    To record the acquisition of PMI at a purchase price of $174.1 million as detailed in Note 3, including the assumed exercise of 1 million PMI performance rights prior to acquisition and to eliminate the book value of PMI's shareholders' equity accounts.

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the transaction with PMI had occurred on January 1, 2012:

d)     Transaction costs of $9.1 million relating to the acquisition.

e)     Expensing of exploration and evaluation costs, incurred by PMI, of $4 million for the nine months ended September 30, 2013 and $10.9 million for the twelve months ended December 31, 2012 relating to exploration activities where the technical feasibility and commercial viability of the extraction of mineral resources has not been demonstrated.

5.    PMI's statement of comprehensive loss for the nine months ended September 30, 2013

As PMI has a year end of June 30, 2013, the unaudited statement of comprehensive loss of PMI for the nine months ended September 30, 2013 included in the unaudited pro forma consolidated statement of comprehensive loss have been compiled as follows from the following financial statements of PMI.

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2013 and for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012
Expressed in U.S. dollars
	Year ended June 30, 2013	Six months ended December 31, 2012	Six months ended June 30, 2013	Three months ended September 30, 2013	Nine months ended September 30, 2013
			(Thousands)
Administration expenses:
Amortization	$ 55	$ 26	$ 30	$ 14	$ 44
Consulting fees, directors' fees and wages and benefits	4,858	2,471	2,387	1000	3,387
Office rent and administration	1,168	591	577	223	800
Regulatory fees, transfer agent and shareholder information	644	420	224	105	329
Share-based payments	482	(322)	804	118	922
Travel, promotion and investor relations	807	343	464	266	730
	8,014	3,529	4,486	1,726	6,212

Exploration and evaluation expenditures	249	-	249	-	249

Other expenses (income):
Accretion expense	14	-	14	8	22
Bank charges	90	90	-	-	-
Business development	1,489	550	939	-	939
Foreign exchange loss (gain)	(654)	(720)	66	51	117
Interest and other income	(1,092)	(315)	(777)	(337)	(1,114)
Write-off of property and equipment	8	-	8	-	8
	(145)	(395)	250	(278)	(28)

Loss before taxes	8,118	3,134	4,985	1,448	6,433

Income taxes	24	11	12	3	15

Loss and comprehensive loss for for the period	$ 8,142	$ 3,145	$ 4,997	$ 1,451	$ 6,448

H-6

ASANKO GOLD INC.
As at September 30, 2013 and for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012
Expressed in U.S. dollars

6.     Asanko's statement of comprehensive loss for the twelve months ended December 31, 2012

As Asanko had a nine-month year ended December 31, 2012, the unaudited statement of comprehensive loss of Asanko for the twelve months ended December 31, 2012 included in the unaudited pro forma consolidated statement of comprehensive loss have been compiled as follows from the following financial statements of the Company:

	Year ended March 31, 2012	Nine months ended December 31, 2011	Three months ended March 31, 2012	Nine months ended December 31, 2012	Twelve months ended December 31, 2012
			(Thousands)
Administration expenses:
Amortization	$ 249	$ 178	$ 71	$ 83	$ 154
Consulting fees, directors' fees and wages and benefits	5,230	3,286	1,944	3,597	5,541
Office rent and administration	1,236	834	402	1,108	1,510
Regulatory fees, transfer agent and shareholder information	313	227	86	231	317
Share-based payments	8,847	6,640	2,207	4,281	6,488
Travel, promotion and investor relations	1,936	1,367	569	1,491	2,060
	17,811	12,532	5,279	10,791	16,070

Exploration and evaluation expenditures	18,415	16,900	1,515	2,189	3,704

Other expenses (income):
Accretion expense	251	184	67	124	191
Bank charges and interest	57	47	10	22	32
Business development costs	-	-	-	423	423
Foreign exchange loss (gain)	1,295	2,632	(1,337)	(348)	(1,685)
Change in foreign currency warrant liability	-	-	-	997	997
Disposition on loss of control of subsidiary	1,882	-	1,882	-	1,882
Interest and other income	(1,558)	(1,403)	(155)	(652)	(807)
	1,927	1,460	467	566	1,033

Loss and comprehensive loss for the period	$ 38,153	$ 30,892	$ 7,261	$ 13,546	$ 20,807

ASANKO GOLD INC.
As at September 30, 2013 and for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012
Expressed in U.S. dollars

7.     PMI's statement of comprehensive loss for the twelve months ended December 31, 2012

As PMI has a year end of June 30, 2012, the unaudited statement of comprehensive loss of PMI for the twelve months ended December 31, 2012 included in the unaudited pro forma consolidated statement of comprehensive loss have been compiled as follows from the following financial statements of PMI:
	Year ended June 30, 2012	Six months ended December 31, 2011	Six months ended June 30, 2012	Six months ended December 31, 2012	Twelve months ended December 31, 2012
			(Thousands)
Administration expenses:
Amortization	$ 54	$ 18	$ 36	$ 26
Consulting fees, directors' fees and wages and benefits	2,517	891	1,626	2,471	4,097
Office rent and administration	867	577	290	591	881
Regulatory fees, transfer agent and shareholder information	367	66	301	420	721
Share-based payments	2,159	1,131	1,028	(322)	706
Travel, promotion and investor relations	751	238	513	343	856
	6,715	2,921	3,794	3,529	7,323

Exploration and evaluation expenditures	17	-	17	-	17

Other expenses (income):
Bank charges and interest	-	-	-	90	90
Business development costs	-	-	-	550	550
Foreign exchange loss (gain)	769	193	576	(720)	(144)
Gain on sale of property and equipment	(3)	(3)	-	-	-
Interest and other income	(1,169)	(569)	(600)	(315)	(915)
	(403)	(379)	(24)	(395)	(419)

Loss and comprehensive loss before taxes	6,329	2,542	3,787	3,134	6,921

Income taxes	41	-	41	11	52

Loss and comprehensive loss for for the period	$ 6,370	$ 2,542	$ 3,828	$ 3,145	$ 6,973

ASANKO GOLD INC.

As at September 30, 2013 and for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012
Expressed in U.S. dollars

8.     Pro forma loss per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2012.

	Nine months ended September 30, 2013	Twelve months ended December 31, 2012

Weighted average number of Asanko shares outstanding	85,040,052	76,994,937
Adjustment to reflect acquisition of PMI	87,150,018	87,150,018
Pro forma weighted average number of shares outstanding	172,190,070	164,144,955
Pro forma comprehensive loss (thousands)	$ 9,850	$ 47,844
Pro forma adjusted basic and diluted loss per share	$ 0.06	$ 0.29

Appendix I
Division 2 of Part 8 of the Business Corporations Act (British Columbia)

Pursuant to the Interim Order, Registered Securityholders are given rights analogous to rights of dissenting shareholders under Division 2 of Part 8 of the BCBCA with respect to the Arrangement. Such rights of dissent are described in this Information Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below. Pursuant to the Interim Order, in the BCBCA provisions included below, for purposes of the Arrangement, "shareholder" should be interpreted as "Securityholder" and "notice shares" should be interpreted as "notice Securities".

DEFINITIONS AND APPLICATION

237 (1)      In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)     in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)     in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)     in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)     This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)     the court orders otherwise, or

(b)     in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

RIGHT TO DISSENT

238 (1)      A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)     under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)     under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)     under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)    in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)     under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)     under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)     in respect of any other resolution, if dissent is authorized by the resolution;

(h)     in respect of any court order that permits dissent.

(2)       A shareholder wishing to dissent must

(a)     prepare a separate notice of dissent under section 242 for

(i)     the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)     each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)     identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)     dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)      Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)     dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)     cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

WAIVER OF RIGHT TO DISSENT

239 (1)    A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)     A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)     provide to the company a separate waiver for

(i)     the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)     each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)     identify in each waiver the person on whose behalf the waiver is made.

(3)     If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)     the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)     any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)      If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

NOTICE OF RESOLUTION

240 (1)     If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)     a copy of the proposed resolution, and

(b)     a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)     If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)     a copy of the proposed resolution, and

(b)     a statement advising of the right to send a notice of dissent.

(3)      If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)     a copy of the resolution,

(b)     a statement advising of the right to send a notice of dissent, and

(c)     if the resolution has passed, notification of that fact and the date on which it was passed.

(4)      Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

NOTICE OF COURT ORDERS

241      If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)     a copy of the entered order, and

(b)     a statement advising of the right to send a notice of dissent.

NOTICE OF DISSENT

242 (1)      A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)     if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)     if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)     if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)     the date on which the shareholder learns that the resolution was passed, and

(ii)     the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)      A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must

(a)     send written notice of dissent to the company on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)     if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)     A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)     within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)     if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)      A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)     if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)     if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)     the names of the registered owners of those other shares,

(ii)     the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)     a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)     if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)     the name and address of the beneficial owner, and

(ii)     a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)      The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

NOTICE OF INTENTION TO PROCEED

243 (1)      A company that receives a notice of dissent under section 242 from a dissenter must,

(a)     if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)     the date on which the company forms the intention to proceed, and

(ii)     the date on which the notice of dissent was received, or

(b)     if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)      A notice sent under subsection (1) (a) or (b) of this section must

(a)     be dated not earlier than the date on which the notice is sent,

(b)     state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)     advise the dissenter of the manner in which dissent is to be completed under section 244.

COMPLETION OF DISSENT

244 (1)      A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)     a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)     the certificates, if any, representing the notice shares, and

(c)     if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)      The written statement referred to in subsection (1) (c) must

(a)     be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)     set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)     the names of the registered owners of those other shares,

(ii)     the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)     that dissent is being exercised in respect of all of those other shares.

(3)      After the dissenter has complied with subsection (1),

(a)     the dissenter is deemed to have sold to the company the notice shares, and

(b)     the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)      Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)      Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)      A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

PAYMENT FOR NOTICE SHARES

245 (1)      A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)     promptly pay that amount to the dissenter, or

(b)     if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)      A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)     determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)     join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)     make consequential orders and give directions it considers appropriate.

(3)     Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)     pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)     if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)      If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)     the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)     if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)     A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)     the company is insolvent, or

(b)     the payment would render the company insolvent.

LOSS OF RIGHT TO DISSENT

246      The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)     the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)     the resolution in respect of which the notice of dissent was sent does not pass;

(c)     the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)     the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)     the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)     a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)     with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)     the notice of dissent is withdrawn with the written consent of the company;

(i)     the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

SHAREHOLDERS ENTITLED TO RETURN OF SHARES AND RIGHTS

247      If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)     the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)     the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)     the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Appendix J
Summary of Esaase Technical Report

The following is a summary of the Esaase Technical Report.

Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

Property Description and Terms of Reference

The Esaase Gold Project is an advanced gold exploration project at the point of conversion to a development project. The Esaase Gold Project has been the subject of several historic technical studies and two prior economic studies, the results of which are available in the public domain. A Preliminary Economic Analysis was completed in May 2010 and a prefeasibility study ("2011 PFS") by Lycopodium Minerals Proprietary Limited ("Lycopodium") was published in September 2011 in the form of a Canadian National Instrument 43-101 independent technical report by Coffey Mining Limited ("Coffey Mining").

Asanko made the strategic decision in June 2012 to defer the completion of a Definitive Feasibility Study ("DFS") based on the 2011 PFS scope and to instead undertake a re-scoped prefeasibility study. In August 2012, Asanko completed a Concept Study with the revised project scope and in September 2012 appointed DRA Minerals ("DRA") to undertake a new prefeasibility study (the "2013 PFS"). The 2013 PFS would permit the publication of an updated 2012 Mineral Resource and Mineral Reserve estimate, a new mine design based on the new resource estimate with the specific focus on the feasibility and optimisation of a new process flow design. Re-estimation of the capital, and operational costs, at current gold market conditions would be undertaken.

Esaase Gold Project PFS Concept

The 2011 PFS was based on an open pit mining methodology with a "whole-ore" leach processing plant. The study included an unlined Tailings Storage Facility ("TSF") with initial mill throughputs of 9 million tonnes per annum ("Mtpa"), reducing to 7.5Mtpa once mining exploited fresh rather than oxide/transition zone material. The 2011 PFS resulted in a positive Net Present Value ("NPV") for the Esaase Gold Project but additional studies indicated that better economic outcomes could be achieved with alternative processing methodologies.

The 2013 PFS would permit the following changes to the 2011 PFS:

    incorporation of the updated 2012 Mineral Resource and Mineral Reserve estimate which includes increased resources in the Indicated category and new Measured Mineral Resources;

    the 2012 Mineral Resource would support a new optimised mine design based on the new resource estimate;

    the feasibility and economics of a gravity-flotation-carbon-in-leach ("CIL") plant could be investigated;

    the process plant could be designed to a target throughput of 5Mtpa run-of-mine ("RoM");

    optimisation of the proposed mine layout could be achieved in order to efficiently accommodate the required infrastructure including waste rock dumps, buffer dam and tailings storage facilities ("TSFs");

    optimisation of the power supply could be undertaken;

    a target LoM of at least 10years with an average gold production of 200,000oz per annum ("ozpa") could be achieved; and

    the 2013 PFS would specifically focus on the capital and operational costs at 2013 gold market conditions.

Property Description and Location

The Esaase Gold Project is located in southwest Ghana in West Africa within the Amansie West District of the Ashanti Region, approximately 35km southwest of the regional capital Kumasi. The Esaase Gold Project comprises two contiguous mining leases (the Jeni and Esaase mining leases) and four prospecting licences that cumulatively cover an area of approximately 99.10km2 in the prospective gold mining Ashanti region. The Esaase and Jeni concessions contain alluvial gold deposits in the Bonte River valley which have been exploited historically by artisanal miners. The Esaase Gold Project however, is focussed on the primary host Birimian aged (2.17Ga) meta-sediments and not on evaluation of the alluvial deposits.

Known Esaase Resource is comprised of four discrete zones on the Esaase Concession; the Main Zone, South Zone, B Zone and D Zone. The Main and South zones which are located on the primary mineralised structure host the majority of the Esaase Resource. The B Zone is a satellite deposit located on a sub parallel structure approximately 500m to the east of the Main Zone and the D Zone is on a parallel structure within 200m of the Main Zone. Due to the proximity to villages on the concession the B and D Zones are not included in the Esaase Reserves. The Esaase Reserves are comprised of mineralisation located in the Main and South Zones only.

The primary permits required for the development of the Esaase Gold Project include the following: Environmental Protection Agency ("EPA") permit issued by the Minister of Environment; an amendment to the existing mining leases issued by the Minister of Lands, Forestry and Mines on the advice of the Minerals Commission for intended amendments to the programme of mining operations; various other permits from other government departments including water abstraction permit and surface storage facilities; and renewal of the mining leases in 2020.

In terms of the above requirements, Asanko has a valid EPA permit to the end of 2013. In addition, Asanko has the right to mine under the existing mining leases; however, before mining activities can be undertaken, the submission of a mine plan to the EPA will be required and on approval, a mining permit will be issued.

The Ghanaian government has a standard 10% free carried interest in all permits within the country but this interest only comes into effect once exploitation and production commences. The Minerals and Mining Act 2006 also makes provision for a royalty on mining revenue which was increased in 2010 to a maximum of 6%. The royalties applicable to gold mining are 5%. In addition, the mining leases contain provision for a 0.5% royalty payment to the Bonte Liquidation Committee.

The surface rights in the Esaase Gold Project area are held by the head of the Ashanti tribe. As soon as exploitation and revenue production commences, the Manso-Nkwanta Paramountcy Stool has the right to approach the state for compensation by way of a share in the royalties. The amount of the compensation is subject to approval by the Minister of Mines in consultation with the Land Valuation Board.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Esaase Gold Project is located within the Ashanti Uplands of central Ghana and the main topographic feature of the area is the Bonte River valley which traverses the properties in an approximate east-west direction. Approximately half of the Esaase Gold Project area comprises secondary forest and thick natural vegetation.

The Esaase Gold Project is within a region of developed local infrastructure and reasonably dense population. The Esaase Gold Project is located in the Ashanti Province 35km southwest of the regional capital Kumasi. The Esaase Gold Project area is accessed from Kumasi via 10km of tarred road, westwards towards Bibiani Junction at the town of Asenemuso. The access route continues southwest for 10km to the village of Wiaso, where a secondary asphalt road accesses the village of Amankyea 8km to the south. The Esaase Gold Project area is reached via 11km of gravel roads through the villages of Ahewerwa and Tetrem. The access within the prospecting and mining licences is via a series of secondary roads

The Esaase Gold Project is located within the deciduous forest region of Ghana and the annual rainfall in the Ashanti Province ranges between 1,500mm to 2,000mm and temperatures range from 22°C to 36°C. The major wet season occurs from April to July followed by a minor rainy season from September to October. Asanko has operated without cessation or delay throughout both of the rainy seasons.

The Esaase Gold Project is located within a 45km radius of the well-developed Sefwi and Ashanti Belts gold mining regions. The mature mining industry in the region ensures local availability of both skilled and unskilled personnel. The area is well serviced by the Ghana national power grid with at least two alternate points of supply within a 50km radius of the potential plant site and open pit mine and surrounding villages are connected to the national power supply. Mobile telephone communication is accessible in most parts of the concession and internet access is provided from a line of site communicatiosn tower 2km away.

The surface rights available for the Esaase Gold Project tailings storage facility, plant site and waste rock disposal dumps are deemed adequate in the 2013 PFS.

The proposed Esaase Gold Project mine site is characterised by the low gradient Bonte river valley which is surrounded by short, steep contributing catchments with pronounced changes in elevation. The topographic elements of the area have a material influence on the size, positioning and operation of facilities and infrastructure associated with the Esaase Gold Project.

See below under the heading "Esaase Proposed Mine Infrastructure" for information on power, water supply, disposal facilities, and other matters related to infrastructure.

History

The Bonte River region alluvial gold deposits have been exploited by artisanal miners for decades. Evidence exists of adits excavated by European settlers, between 1900 and 1939, however, no documented records remain of the mining activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the original Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines and was later transferred to a local subsidiary namely Bonte Gold Mining Company. Bonte Gold Mining Company reportedly recovered approximately 200,000oz of alluvial gold on the Esaase mining lease area and another 300,000 oz downstream on the Jeni River mining lease area, prior to entering into receivership in 2002.

The Esaase concession, including the camp facilities at Tetrem, was acquired from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company and in May, 2006, Asanko signed a letter of agreement with Sametro to earn 100% of the Esaase concession over a three year period of work commitments and option payments. Since mid-2006, Asanko has undertaken an extensive exploration programme combining soil geochemistry and airborne geophysical surveys followed by diamond and RC exploration and resource drilling.

The alluvial gold deposits on the Esaase and Jeni concession areas were exploited in the early 1990s by the Bonte Mining Company until bankruptcy entering receivership in 2002. The Bonte Gold Mining Company recovered an estimated 200,000oz of alluvial gold on the Esaase concession and another 300,000oz downstream on the Jeni River concession.

Geology and Mineralisation

The Esaase Gold Project is located in the Archaean (Birimian aged) Asankrangwa Belt within the Kumasi Basin. World renowned gold mines such as AngloGold Ashanti Limited's Obuasi deposit, which began production in 1898, are located in the neighbouring Ashanti and Sefwi belts. Similar vein deposits in the Ashanti belt, such as Prestea and Konongo, have robust production histories.

The gold quartz vein mineralisation in these deposits is structurally controlled along faults and shear zones resulting from compressional tectonic episodes, particularly along the margins of greenstone belts such as the Ashanti and Sefwi Belts.

The target Esaase Gold Project mineralisation is classified as a mesothermal orogenic quartz vein deposit. Such mesothermal orogenic deposits are associated with Precambrian and Phanerozoic convergent plate boundaries and are hosted in sequences generally metamorphosed to greenschist facies. The Esaase Gold Project area comprises a sequence of intensely folded and faulted meta-sediments and the mineralisation comprises a system of gold-bearing quartz veins hosted by the tightly folded meta-sediments.

The mineralisation is considered to have been produced by a series of fluid influxes which were channelled along lithological, rheological and structural boundaries. The target gold mineralisation comprises free gold and very fine grained gold in association with sulphides in quartz-carbonate-sulphide veins hosted within parallel, northeast trending, moderately to steeply, west dipping units of extremely deformed siltstone/shale.

The Esaase Gold Project mineralisation is structurally controlled by Eburnean age compressional tectonic events which produced fold-thrust patterning followed by a late stage strike-slip deformation event. The deformational intensity increases systematically from the northwest to the southeast across the Esaase Gold Project area. The regional structural synthesis suggests that most of the structural elements are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression. The stress direction caused left lateral strike-slip movement along regional compression induced faults which created a northsouth dilational opening permitting the emplacement of late stage non-mineralised northsouth oriented veins.

The weathering profile on the Esaase Gold Project is strongly influenced by topography and influences the proposed mine site layout and mining methodology. The weathered profile generally comprises surface laterite and ferruginous duricrust, followed by saprolite, which gradationally merges with oxidised bedrock. In regions of higher elevation at the Esaase Gold Project, the laterite and underlying saprolite have been removed by erosional processes so that only the oxidised bedrock remains which provides adequate conditions for foundation and construction stability.

Exploration

Mineral exploration was conducted on the Esaase Gold Project prior to 2006. Since mid-2006, Asanko through its subsidiary Keegan Resources Ghana Limited (Keegan Resources) has undertaken an extensive exploration programme combining soil geochemistry, Induced Polarisation resistivity and Versatile Time Domain Electromagnetic geophysical surveys, followed by diamond and reverse circulation exploration and resource drilling. The geophysical surveys delineated the resistivity of the host and bedrock at the Esaase Gold Project and the >6,100 soil sample geochemistry programme clearly supports the mineralisation model of parallel northwest trending mineralised structures.

The drilling programme focused mainly on the northwest striking gold bearing structures and a total of 1,496 reverse circulation ("RC") and diamond drillholes were completed on the Esaase Gold Project area. A geotechnical drilling programme of 28 diamond drillholes was also completed. Sample recovery from the drilling programme was generally acceptable except in the moderate to highly weathered saprolite and highly fractured/brecciated zones but recovery factors are unlikely to materially affect the accuracy and reliability of the sampling results. Quality control and twin drillhole verification showed no negative bias in the diamond drilling due to the use of water. Reviews of the drilling and sampling protocols by independent Qualified Persons from Coffey Mining and Minxcon provide confidence that the data is spatially well represented and that the methodologies employed are within international standards and the resultant information is suitable for Mineral Resource estimation purposes.

Suitable specific gravity measurements were undertaken to support the Mineral Resource estimation process. Assay sample preparation and analysis was undertaken in three independent internationally accredited laboratories and a single umpire laboratory. Field and laboratory Quality Assurance/Quality Control ("QA/QC") measures to monitor accuracy, contamination, precision and accuracy are appropriate for the style of mineralisation. Detailed analysis of the quality control data was undertaken by Coffey Mining and Minxcon with the concluding opinion that the Esaase Gold Project quality control and assurance is adequate and within international standards.

Drilling

The drilling programme conducted at the Esaase Gold Project focused mainly on the northwest striking gold bearing structures in the Esaase concession but in addition, targets on the Jeni, Dawohodo and Mpatoam concessions were drilled. The drilling programme entailed both surface RC and diamond core ("DC") drilling methods focused on the targets identified by soil sampling, trenching and geophysical interpretations. The DC and RC drilling programmes were conducted by independent Eagle Drilling Contractors and Geodrill Contractors both of which are reputable Ghana-based companies providing RC and DC drilling services consistent with current industry standards. The drilling programmes were supervised by Asanko permanent staff qualified geologists.

A total of 1,496 drillholes were completed on the Esaase Gold Project area. The vast majority of the drillholes into the west dipping mineralisation were collared at an orientation of approximately 100º (UTM). A small number of drillholes were drilled towards approximately 300º. Of these, 1,187 drill holes in the currently defined resource area were used for the resource estimation study.

Sampling and Analysis

Asanko sampling procedures adopted for the drilling programmes are consistent with current industry best practise. Samples collected by DC drilling within the highly weathered zones are of moderate quality, with the remainder being of good quality. Sample recoveries and quality for the RC drilling are high with drilling switching to DC once wet samples were noted.

A quality control twin drillhole exercise was undertaken to determine if any negative bias resulted in the DC drilling due to the use of water. A number of the DC drillholes had poor recovery in the highly weathered zone and potential exists to wash out fine gold and therefore underestimate the gold content. Four DC and RC drillhole pairs were suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

Duplicate samples are routinely collected by Asanko to assess field sampling error or bias and acceptable reproducibility of RC field duplicate data indicates no bias in the sampling. Standard internationally certified reference material ("CRM") is used as a measure of accuracy and assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation. The following Quality Control Measures are standard Asanko protocols: insertion of 16 (Geostats Standards and CDN Resource Standards) internationally CRMs (5% of samples); insertion of blank material (5% of samples); RC field duplicates taken (5% of samples); diamond drillhole duplicates from second split at the 3mm jaw crushing stage; submission of selected umpire samples; and review of the Asanko and the internal laboratory QC data on a batch by batch basis.

Detailed independent analysis of the quality control data was originally undertaken by Coffey Mining in 2011 and reviewed by Minxcon in 2012. The data included: field and laboratory standards and blanks for RC and diamond drillhole data; laboratory duplicates; re-assayed pulps and umpire assaying. The quality control data was statistically assessed to determine relative precision and accuracy levels various sets of assay pairs and the quantum of relative error.

Minxcon is of the opinion that the quality control and assurance undertaken by Coffey Mining is adequate and that the current protocols to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QA/QC data include: use of CRM has shown a significant relative low bias for SGS Laboratories, Tarkwa; use of CRM has shown a relative high bias for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis programme; repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This is currently unexplained and requires investigation.

Verification of the collar positions of drillholes, drillhole survey data and checks of lithological logging of the drillhole intersections was undertaken by Coffey Mining in 2011.

Reviews of the drilling, sampling, QA/QC databases were undertaken both by Coffey Mining 2011 and Minxcon 2012. The Mineral Resource estimation was based on the available exploration drillhole database which was validated by Minxcon prior to commencing the 2012 resource estimation study. Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process. A total of 1,187 drillholes and 233,503 composite samples were used for the resource estimation. Checks made to the database prior to modelling included no overlapping intervals, downhole surveys at 0m depth, consistency of depths between different data tables, and checks for any gaps in the data.

The application of the surface drillhole data is adequate for the geostatistical estimation processes employed in the mineral resource estimation. According to Minxcon, the data is spatially well represented and of an adequate support level for estimating deposits of this nature. The procedures and codes of practice employed by Asanko personnel with regard to geological logging, sample preparation and analytical procedures conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

Security of Samples

Asanko sampling protocols require samples to be collected in staple-closed bags, transported to the Esaase Gold Project camp to be collected by the laboratory vehicle, at which point the laboratory assumes responsibility and transports the consignment to the laboratory directly. The samples submission procedures are supervised by Asanko technical staff and the rapid submission of samples provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Mineral Resource and Mineral Reserve Estimates

Minxcon conducted the 2013 PFS Mineral Resource estimate on a refined block model utilising existing data with an additional 19,598 assay results to more precisely delineate the mineralised zones within the resource area.

Grade estimation was undertaken using Ordinary Kriging, with Indicator Kriging chosen to delineate the areas with continuous grade. Mineralised domains were defined and modelled on an approximate lower cut-off grade of 0.3g/t. A total of 46 zones, including waste, were identified and included in the statistical analysis and resource estimation. Outlier analysis and variogram determinations were undertaken and the final NI 43-101 compliant Mineral Resource (June 2013) estimate at a 0.6g/t cut-off grade is:

    Measured Mineral Resources of 23.4Mt at a grade of 1.49g/t Au for 1.12Moz contained gold;

    Indicated Mineral Resources of 71.3Mt at a grade of 1.44g/t Au for 3.29Moz contained gold;

    Total Measured plus Indicated Mineral Resources of 94.6Mt at a grade of 1.45g/t Au for 4.41Moz contained gold; and

    Inferred Mineral Resources of 33.6Mt at a grade of 1.40g/t Au for 1.51Moz contained gold.

The Mineral Reserve estimate was based on the 2013 PFS at a cut-off grade of 0.6g/t Au, a US$1,400 per ounce gold price and a mining recovery of 97%. Gold resources which occur in satellite pits and which are currently deemed uneconomic to extract were excluded from Mineral Reserve estimate, together with Mineral Resources which are affected by permitting, environmental, logistic and socio-political issues such as proximity to villages or forest reserves. The 2013 PFS Mineral Reserve estimate is

    Proven Mineral Reserves of 22.9Mt at a grade of 1.43g/t Au for 1.05Moz contained gold;

    Probable Mineral Reserves of 29.5Mt at 1.40g/t Au for 1.32Moz contained gold; and

    Total Proven and Probable Reserves of 52.34Mt at a grade of 1.41g/t Au for 2.37Moz contained gold.

Mining Operations

Mining Study

DRA Mining (Pty) Limited undertook the mining study for the 2013 PFS, which included mine design on Indicated and Measured Mineral Resources only, pit optimisation, mine production and scheduling and costing. The appropriate mining methodology for the Esaase Gold Project comprises conventional open pit drill and blast mining, followed by load and haul to various stockpiles. The drilling and blasting would be performed on benches between 10m and 20m in height and total material movement over the 11year LoM is estimated between 30Mtpa and 35Mtpa. For the purpose of the 2013 PFS, Asanko opted for the mining study to be conducted on a contract mining basis. The mining costs for the optimisation study were based on a mining operational cost of USD3.23/t obtained by combining DRA's database of costs, for similar operations and average costs from contractor mining quotes from the 2011 PFS, escalated for inflation. As the PFS progressed and more detail became available, the costs were optimised and refined but these optimisations will be included in the DFS.

Geotechnical studies confirmed slope angles of 52° in fresh material and 35⁰ in oxide material. Pit optimisation produced a main pit with various satellite pits but only the Main Pit and South Pit were included in the mining study. A series of pits shells were generated at a range of cut-off grades with Whittle Pit financial optimiser to isolate the optimum mine plan for the Esaase Gold Project. Once the optimal Whittle shell was selected, detailed mine designs, waste dump designs and LoM mining schedules were then completed using Studio 5 Planner and EPS Scheduling to determine the optimal long term mine plan.

The selected pit shell reaches fulfils the Asanko criteria for the average RoM grade and LoM. The pit shell extends to a depth of -19mamsl, or approximately 290m below the Bonte river valley surface and contains 52.34Mt RoM at 1.4g/t Au for 2,37Moz of gold. A total of 224Mt of waste are contained within the pit, equating to a waste to ore stripping ratio of 4.28. A pit dewatering programme has been designed and grade control planning is essential. Bench and face mapping, for grade control as well as for geotechnical reasons, will be a routine task in finalising the ore and waste blocks to be marked out for excavation.

The mine plan includes pre-production stripping and waste provision for starter dams. Thereafter, the Main Pit remains the principal source of RoM, with South Pit contributing, on average, a third (±31%) of the overall tonnes mined for the first four years until it's mined out and ready to be backfilled. The mine site plan was optimised during the 2013 PFS and the final plan includes the free blast zone, various waste dumps, two TSFs located in a valley to the west of the Main Pit, a plant site in an elevated valley west of the Main Pit, contractor miner camp near the Bonte River and an upgraded and relocated public road.

Metallurgical Testwork and Process Design

The 2011 PFS for the Esaase Gold Project was based on an open pit mining methodology with an associated "whole-ore" leach processing plant. The 2013 PFS was initiated with a revised scope which included investigation of a conventional crushing, milling and gravity recovery plant, followed by flotation, with the flotation concentrate being reground and then leached in a standard CIL circuit using AARL elution technology.

Under the supervision of Lycopodium in Australia four extensive phases of metallurgical testwork were completed for the 2011 PFS and DRA undertook a Phase V testwork programme in 2012 to support the new process design. The final process recommended by DRA comprises:

    an open circuit primary and secondary crushing followed by run-of-mine ball milling. The mill will operate in closed circuit with a cluster of cyclones to produce a p80 (80% passing) grind of 75µm;

    a primary gravity recovery from the mill circuit comprising two independent 400t/h Knelson concentrators with the gravity concentrate reporting to a high intensity batch dissolution reactor;

    a flotation circuit from the mill circuit, comprises a single bank of seven 130m3 rougher cells in series. with regrind and secondary gravity recovery of the flotation concentrate;

    a CIL recovery circuit comprising seven 330m3 tanks in series with cyanide detoxification and arsenic removal circuits to produce a tailings stream with <1.0ppm As in solution; and

    the pregnant solution from the intensive leach reactor and the eluate solution stripped from the loaded carbon in the CIL circuit will pass through the electrowinning circuit and the resultant gold sludge washed, dried and smelted into dore bars for transfer to Rand Refineries.

Trade-off comparisons in the metallurgical testwork showed that the performance of a flotation circuit gave similar LoM recoveries as a "whole-ore" leach circuit but at significantly lower operating costs. Testwork results indicated an optimal grind size of 75µm with a LoM recovery of 90.06%. The recoveries include a 1.09% recovery discount over to allow for practical processing limitations in a full-scale operating plant environment.

The final design has the benefit that the flotation tailings, comprising approximately 85% to 90% of the feed, are benign and can be disposed to a non-heavy duty polyethylene ("HDPE") lined waste TSF, whilst the CIL and downstream plants can be downsized accordingly.

Esaase Proposed Mine Infrastructure

Two options exist for the power supply to the proposed Esaase mine, namely an off-grid connection to the national state utility company Gridco or an Independent Power Producer ("IPP") option. The Ghanaian utility company, GridCo can supply 34MW at a total cost of USD32m, which maybe significantly reduced due to a redesign of the connection by placing a new 161kV substation on the main line and utilising a single 11km 161kV overhead line to feed the mine. The costs of the Gridco option for power supply to the proposed Esaase mine are high and Asanko is investigating various alternative options. A quotation from an American based company, USP&E Global, for a dual diesel/heavy fuel oil power plant has been obtained which indicates a capital expenditure of USD22.5m (excluding reticulation and instrumentation) will be required with an operating cost of USD0.15/kWh.

The initial Esaase Gold Project start-up water requirement of 1.4Mm3 will be sourced from the Mpatoam weir and Bonte River in the wet season and stored initially in the empty CIL Leach Tailings Storage Facility (L-TSF). Potable water demand during construction and steady state production will reach a maximum of 168m3 per day to be supplied by two boreholes. The water balance model is based on a closed circuit for beneficiation process water and the TSFs, with make-up water supply from pit dewatering and abstraction of water from the Bonte River at the beginning of the wet season.

A process water buffer dam has been designed to capture any contaminated process water that cannot be discharged. The Esaase mine will eventually be a net water positive situation and at steady state production, the total water in slurry discharged to the mine residue disposal facilities will be 920m3/hr of which 60% to 90% is returned to the plant process water circuit.

The surface water management system for the Esaase Gold Project will consist of two separate systems namely, a clean water diversion system to control the uncontaminated run-off from the higher lying natural environment, and a dirty storm water system to capture the contaminated storm water from plant, operational and processing areas.

The design of the mine residue disposal facilities for the 2013 PFS was undertaken by independent design specialists Epoch Resources Pty Limited ("Epoch") and included two facilities namely a clay lined storage facility for the tailings arising from the gravity-flotation circuit of the beneficiation plant ("F-TSF") and a HDPE lined facility designed to accommodate the tailings from the CIL circuits of the process plant ("L-TSF").

The 196.2ha F-TSF comprises an in situ clay compacted, fully-contained, valley dam, ring-dyke facility catering for a depositional tonnage rate of 4.5Mtpa over a 11 year LoM to be constructed out of waste rock in four, phased, wall raises to a maximum height of 65.0m. The facility to accommodate the tailings arising from the CIL circuit comprises a HDPE lined, fully-contained, valley dam L-TSF catering for a depositional tonnage rate of 0.5Mtpa over a 11 year LoM. The embankment is to be constructed out of waste rock in two, phased, downstream wall raises to a maximum height of 42.4m.

The designs and costings of the mine infrastructure have been completed to PFS levels of accuracy and include haul roads, mine accommodation buildings, contractor miner camp and other required structures. The various costings of the infrastructure have been included in the overall capital cost estimate.

Environmental and Social Study

The environmental and social pre-feasibility study was undertaken by an independent consultant, Epoch, and reviewed by Venmyn Deloitte. The study results indicate that in the context of the specifications of Ghanaian legislative requirements, and internationally accepted standards of practice, including the Equator Principles and IFC Performance Standards, the environmental aspects of the 2013 PFS have been acceptable at this stage of project development. The Equator Principle Finance Institutes would categorise the Esaase Gold Project as a Category A project. Formal consultation and stakeholder engagement regarding the Esaase Gold Project have been on-going since 2007 and extensive baseline environment studies have been completed in key areas including climate, air quality, visual and noise impact, hydrology and hydrogeology, biodiversity, cultural and archaeological, as well as socio-economic.

Key areas of potential environmental impact have been identified and measures to mitigate these risks are to be assessed in the DFS and the Environmental Impact Assessment ("EIA") process. Critical authorisations that are required for the development of the proposed Esaase mine include various water use licences in terms of the Water Resources Commission and an approved Environmental Impact Statement. The EIS to be submitted to the EPA for approval of the mining permit and the issue of the required environmental permit, will be legislative requirements, and internationally accepted standards of practice, including the Equator Principles and IFC Performance Standards. A conceptual rehabilitation and mine closure plan for the proposed Esaase mine and its associated infrastructure was undertaken. An estimate of the required financial provision is USD 30.01m including on-going re-habilitation and aftercare.

Esaase Gold Project Capital and Operational Expenditure Estimates

The Esaase Gold Project capital expenditure estimation (excluding escalation) is derived from the studies on mining, processing, mine infrastructure, TSF designs, dam construction, electrical supply, owners costs and indirect costs. The capital costs for the mining operation, process plant and TSFs. The total initial capital cost estimate is USD 260.50m, which increases to USD 286.50m including a 10% contingency allowance as summarised below:
CAPEX		COST (USDm)
Initial	Plant including Engineering, procurement, construction and management ("EPCM")	93.2
	Infrastructure including mining	111.00
	Indirect costs	53.6
	Sub-total	260.5
	Contingency	26.00
Total initial capital		286.5
Deferred capital		12.95
Sustaining capital		51.90
Closure capital		29.60

The process and mining capex estimates are USD82,9m (excluding EPCM and contingency) and USD 13.7m respectively. The initial capital cost estimate for the mine residue disposal facilities is USD 34.4m and a total of USD 78.86m over the LoM.

The operating cost estimates were developed from each of the Esaase Gold Project component studies and include mine design criteria, process flow sheet, plant consumable studies, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The average LoM cash operating cost is estimated at USD736/oz Au based on the treatment of 5Mtpa producing an average of 200,000oz/a based on power costs of USD0.15/kWh. The mining opex for ore is USD4.64/t RoM, with USD12.24/t applicable to the waste mining. The process opex is USD10.37/t RoM and the general and administration costs are USD2.53/t as summarised in the table below. The resultant total cash operating cost (excluding royalties) is USD30.00/t milled.

Summary Operational Expenditure
PROJECT COMPONENT DESCRIPTION	OPEX (USD/oz Au)	OPEX (USD/tonne milled)
Waste mining	300.26	*12.24
Ore mining	113.84	4.64
Processing	254.19	10.37
General and administrative	62.14	2.53
Refining	5.35	0.22
Total cash operating costs	735.78	30.00
Royalties	77	3.14
Total cash costs	812.78	33.14
Sustaining and deferred capex	30.36	1.24
Pre-tax sustaining cash cost	843.14	34.38
Taxation	146.71	5.99
Post tax inclusive sustaining cash cost	989.85	40.37

Source: DRA 2013

* Applying the LoM stripping ratio of 4.28

Economic Analysis

Venmyn Deloitte constructed a Discounted Cash Flow ("DCF") model for the purposes of the economic analysis of the Esaase Gold Project at a gold price of USD1,400/oz Au. The DCF model was constructed in Excel and was based on input assumptions generated from the 2013 PFS mining schedule, processing schedule, operating costs and capital expenditure estimates. Venmyn Deloitte received input from DRA and Asanko on the timing of the various inputs, including working capital requirements. The DCF model assesses the post-tax real cash flows for the Esaase Gold Project at a 5% real discount rate. The economic analysis indicates a positive Net Present Value of the Esaase Gold Project of USD354.7m with a post-tax Internal Rate of Return ("IRR") of 23.2% at a gold price of USD1,400 for a 5% real discount rate. The payback period is 3.8 years from first production (commissioning). The Esaase Gold Project NPV at various gold prices and discount rates are summarised as follows:

Summary Economic Analysis of the Esaase Gold Project at Various Discount Rates and Gold Prices
GOLD PRICE (USD/oz)	PROJECT NPV (USDm) at various discount rates (%)					IRR (%)
	3%	5%	6%	7%	8%
1,100	95.07	50.75	31.24	13.29	-3.27	7.8
1,200	209.73	155.14	131.03	108.77	88.20	13.4
1,300	321.08	255.51	226.50	199.70	174.91	18.5
1,400	431.50	354.71	320.71	289.27	260.17	23.2
1,500	541.65	453.58	414.55	378.45	345.02	27.6
1,600	651.61	552.19	508.10	467.31	429.53	31.7
1,700	761.53	650.77	601.62	556.15	514.01	35.8

The Esaase Gold Project NPVs generated from the DCF model proved to be most sensitive to changes in parameters affecting revenue. A 10% change in revenue changes the NPV by 39.1%. The NPV is less sensitive to changes in operating expenditure (opex) with a 10% change in opex translating into a 21.9% change in the NPV. A 10% change in capital expenditure changes the NPV by 17.4%.

Esaase Gold Project Risk Assessment

The development of any mining operation entails risks associated with geological confidence, grade and operational parameters but these risks are inherent in all advanced exploration and development mining projects. The specific risk assessment of the Esaase Gold Project identified 83 risks, of which 2 are extremely high, 44 high, 31 moderate and 6 low to very low. At the current project study stage these risks are without mitigating controls. The DFS will address the risks and with mitigating controls, the risks are likely to be reduced.

The two extremely high risks relate to the haul roads cross-over public roads at level crossings. These risks will require appropriate controls in order to decrease them to appropriate levels. Delays in attaining an environmental permit and appropriate water use licences pose a risk to timelines and cost of capital.

Exploration and Development

Esaase Gold Project Execution Plan

The 2013 PFS included a full project execution plan which will be undertaken and managed by DRA. Front-end engineering and early work on site is scheduled and main construction is planned to begin in March 2014. The construction schedule is 18 months with first gold produced in H1 2015 and steady-state production in H2 2015.

Venmyn Deloitte concluded that the 2013 PFS has fulfilled its scope of optimising the process flow design, improving project economics and has succeeded in providing a robust basis for the DFS going forward. The Mineral Resource and Reserve basis is founded in international standard exploration and analytical results and the process flow design is based on reasonable and appropriate metallurgical testwork. The mine design has already identified optimisation opportunities for the DFS which provides positive upside potential for the Esaase Gold Project. No environmental or risk factors that cannot be mitigated have been identified and the Esaase Gold Project site layout plan adequately accommodates all Esaase Gold Project components without impacting areas of environmental sensitivity. The economic analysis shows that the Esaase Gold Project is robust, with an attractive positive NPV even at gold prices less than the June 2013 gold spot price of USD1,379/oz.

Recommendations

The Venmyn Deloitte review of the 2013 PFS has highlighted that the Esaase Gold Project is robust and economically viable and Venmyn Deloitte concurs with Asanko's decision to progress the Esaase Gold Project to the DFS level of investigation. Several opportunities exist to improve upon the economic results of the 2013 PFS which should be investigated in the DFS, namely:

    a metallurgical testwork program focusing on the optimisation of the flotation reagent suite which could result in the reduction of the concentrate mass pull through the float plant to further optimise the process flow sheet and associated costs;

    a detailed mine design using the PFS developed modifying factors to improve the conversion of Mineral Resources to Mineral Reserves;

    a detailed mine design reflecting higher mining and processing rates whilst treating softer oxide RoM in the early years of the Esaase Gold Project LoM; and

    further geotechnical engineering studies to determine if steeper pit slope angles can be introduced into the design of the open pit.

The 2013 PFS states that metallurgical testwork can commence immediately on the remaining material from the previous metallurgical testwork programme. The detailed mine design will include the deeper sections of the orebody, classified as Measured and Indicated Resources, which would extend the LoM and thereby improve the Esaase Gold Project economics further. The proposed costs for the DFS are presented in the table below:

Estimated Proposed DFS Costs
DFS PROJECT COMPONENT	ESTIMATED COSTS (USD)
EPCM	1,210,239
Mine Residue storage facilities and water storage dams	31,595
Environmental Studies	115,006
Metallurgical testwork	119,518
Geotechnical studies	269,549
Land survey	63,189
IPP	324,977
DFS implementation and management	541,629
Contingency	273,636
Additional	60,662
TOTAL	3,010,000

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